Exhibit 99.1

Exhibit 99.1 genetic technologies ASX ANNOUNCEMENT 27 October 2014 Notice of 2014 Annual General Meeting, Sample Proxy and 2014 Annual Report Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release its Notice of the 2014 Annual General Meeting of shareholders (the “Notice”), a Sample Proxy for the AGM, and its 2014 Annual Report. It is anticipated that a copy of the Notice and a personalised proxy will be mailed to all shareholders this week. The Company’s 2014 Annual Report is available for download from its website: www.gtglabs.com As detailed in the Notice the 2014 Annual General Meeting will be held at 10.30 am on Tuesday, 25 November 2014 at the following address: “Treetops” Melbourne Museum 11 Nicholson Street Carlton, Victoria 3053 Australia FOR FURTHER INFORMATION PLEASE CONTACT Alison J Mew Chief Executive Officer Genetic Technologies Limited Phone: +61 3 8412 7000 About Genetic Technologies Limited Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting. The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE). Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets. Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health. Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer. For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com Safe Harbor Statement Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC. Genetic Technologies Limited  Website: www.gtglabs.com Email: info@gtglabs.com ABN 17 009 212 328 Registered Office 60-66 Hanover Street, Fitzroy Victoria 3065 Australia Postal Address P.O. Box 115, Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 Fax +61 3 8412 7040

2014 NOTICE OF ANNUAL GENERAL MEETING Notice is hereby given that the Annual General Meeting of the shareholders of Genetic Technologies Limited (ACN 009 212 328) will be held at: 10.30am on Tuesday, 25 November 2014 at “Treetops”, Melbourne Museum 11 Nicholson Street Carlton, Victoria 3053 Australia Genetic Technologies Limited

BUSINESS 1. CONSIDERATION OF FINANCIAL STATEMENTS To receive and consider the Financial Report, Directors’ Report and Auditor’s Report for the year ended 30 June 2014. 2. RESOLUTION 1 – ADOPTION OF THE REMUNERATION REPORT To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “ That for the purpose of Section 250R(2) of the Corporations Act and for all other purposes the Remuneration Report as set out in the Directors’ Report for the Company for the year ended 30 June 2014 be adopted.” * Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company. 3. RESOLUTION 2 – ELECTION OF MR. GRAHAME LEONARD AM To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “ To elect Mr. Grahame Leonard AM who was appointed to the Board as an additional Director on 29 November 2013 and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election as a Director.” 4. RESOLUTION 3 – ELECTION OF DR. PAUL KASIAN To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “ To elect Dr. Paul Kasian who was appointed to the Board as an additional Director on 12 December 2013 and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election as a Director.” 5. RESOLUTION 4 – ELECTION OF MR. DAVID CARTER To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “ To elect Mr. David Carter who was appointed to the Board as an additional Director on 24 September 2014 and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election as a Director.” 6. RESOLUTION 5 – ELECTION OF DR. LINDSAY WAKEFIELD To consider and, if thought fit, to pass the following resolution as an ordinary resolution: “ To elect Dr. Lindsay Wakefield who was appointed to the Board as an additional Director on 24 September 2014 and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election as a Director.” 7. RESOLUTION 6 – APPROVAL OF DEBT NOTES BECOMING CONVERTIBLE To consider and, if thought fit, to pass the following as an ordinary resolution: “ That for the purpose of ASX Listing Rule 7.1 and for all other purposes, the Shareholders approve the election by the Company that the Debt Notes issued to subscribers (as announced on 15 September 2014), become convertible into fully paid ordinary shares in the Company on terms as described in the Explanatory Memorandum accompanying this Notice of Meeting.” 1

8. RESOLUTION 7 – ISSUE OF OPTIONS TO DEBT NOTE SUBSCRIBERS To consider and, if thought fit, to pass the following as an ordinary resolution: “ That for the purpose of ASX Listing Rule 7.1 and for all other purposes, the Shareholders approve the issue of Options to the original sophisticated investors who subscribed to the debt Notes (as announced on 15 September 2014), in number as calculated in accordance with the formula outlined in and otherwise on terms as described in the Explanatory Memorandum accompanying this Notice of Meeting.” 9. RESOLUTION 8 – RENEWAL OF EMPLOYEE OPTION PLAN To consider and, if thought fit, to pass the following as an ordinary resolution: “ That, for the purposes of section 200E of the Corporations Act 2001, ASX Listing Rule 7.2 (exception 9(b)) and for all other purposes, Shareholders approve the rules of the Genetic Technologies Limited Employee Option Plan (Option Plan) and authorise the Directors to issue options in their discretion in accordance with that Option Plan from time to time.” 10. RESOLUTION 9 – CHANGE OF COMPANY NAME To consider and, if thought fit, to pass the following resolution as a special resolution: “ That for the purpose of section 157(1)(a) of the Corporations Act, members approve the changing of the Company’s name from ‘Genetic Technologies Limited’ to ‘Phenogen Sciences Limited’, to take effect the date the Australian Securities and Investments Commission is notified of the change of name and alters the details of the Company’s registration on its records to reflect the change of name.” Dated this 23rd day of October 2014 By order of the Board BRONWYN M. CHRISTIE BRONWYN M. CHRISTIE Company Secretary GENETIC TECHNOLOGIES NOTICE OF AGM 2014 2

VOTING ENTITLEMENT NOTICE For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 7.00pm on Sunday 23 November 2014. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting. PROXIES A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes. A proxy need not be a shareholder. Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting. APPOINTMENT OF PROXIES If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not “tick” the first panel. The proxy need not be a shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents. The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting. In particular, if the Chairman of the Meeting is appointed as your proxy and you have not specified the way the Chairman is to vote on Resolution 1 and 8, by signing and returning the Proxy Form, you are considered to have provided the Chairman with an express authorisation for the Chairman to vote the proxy in accordance with the Chairman’s intention, namely in favour of each of the proposed resolutions set out in the Notice of Meeting. If a member has not directed their proxy how to vote, the proxy may vote as the proxy determines. If a member (who is not an Excluded Voter) has appointed as their proxy an Excluded Voter (other than the Chairman), the member may only vote with respect to Resolution 1 and 8 by directing their proxy how to vote with respect to Resolution 1 and 8. To direct the Excluded Voter as proxy, the member must complete the “for” or “against” or “abstain” at Step 2 of the Proxy Form for Resolution 1 and 8. An “Excluded Voter” for these purposes means collectively one of the key management personnel (as set out on page 39 of the Company’s 2014 Annual Report, and is defined in the Corporations Act 2001 (Cth) (Corporations Act) to include the Chairman) (Key Management Personnel) or one of the Key Management Personnel’s closely related parties (which includes a spouse, dependent and certain other close family members and companies controlled by the Key Management Personnel). Proxy forms must be received at the Company’s offices (60-66 Hanover Street, Fitzroy, Victoria 3065 Australia) or by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, by no later than 10.30am on Sunday, 23 November 2014. BODIES CORPORATE A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution. The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company. 3

EXPLANATORY MEMORANDUM This Explanatory Memorandum has been prepared for the information of shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of shareholders to be held on Tuesday, 25 November 2014. Each of the Directors supports each resolution and recommends that shareholders vote in favour of them. 1. CONSIDERATION OF FINANCIAL STATEMENTS Please refer to the Company’s 2014 Annual Report. 2. RESOLUTION 1 – ADOPTION OF THE REMUNERATION REPORT 2.1 Background Under the Corporations Act, listed entities are required to put to the vote a resolution that the Remuneration Report as set out in the Directors’ Report be adopted. This Remuneration Report can be found on pages 40 to 50 of the Company’s 2014 Annual Report. It sets out a range of matters relating to the remuneration of Directors, and Senior Executives of the Company. A vote on this Resolution 1 is advisory only and does not bind the Directors or the Company. A copy of the Company’s 2014 Annual Report can be found on its website at www.gtglabs.com. The Corporations Act provides that: (a) members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and (b) if the vote to approve the Remuneration Report receives a “no” vote by at least 25% of the votes cast, this will constitute a “first strike”. As no “strike” occurred at the GTG’s 2013 Annual General Meeting, the current “strike” count is zero. If a “first strike” was to occur at the 2014 Annual General Meeting: (a) the Company’s subsequent Remuneration Report (in other words, the Company’s Remuneration Report to be included in the 2015 Annual Report) must include an explanation of the Board’s proposed action in response to the “no vote” or an explanation of why no action has been taken; and (b) if the Company’s subsequent (i.e. 2015) Remuneration Report also receives a “no vote” at the 2015 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2015 Annual General Meeting will be asked (at that 2015 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder’s meeting (within the following 90 days) to vote on a “spill resolution” under section 250V of the Corporations Act. Accordingly, the Board abstains from making a recommendation in relation to Resolution 1. The Chairman intends to exercise all undirected proxies in favour of Resolution 1. As set out in the Notice of Annual General Meeting, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from casting a vote on Resolution 1. GENETIC TECHNOLOGIES NOTICE OF AGM 2014 4

2.2 Voting Exclusion Statement A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any of the following persons; A member of Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or A closely related party of such a member, (collectively, an Excluded Voter). However, an Excluded Voter may cast a vote on Resolution 1 if: The Excluded Voter does so as a proxy appointed by writing that specifies how the proxy is to vote on the proposed resolution (as described in the “Notes” section of this Notice of Meeting); and The vote is not cast on behalf of another Excluded Voter. An Excluded Voter may also cast a vote on Resolution 1 if the Excluded Voter is the Chairman of the Meeting and the appointment of the Chairman as proxy: does not specify the way the proxy is to vote on the Resolution; or • expressly authorises the Chairman to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company. 3. RESOLUTION 2 – ELECTION OF MR. GRAHAME LEONARD AM Mr. Leonard was appointed to the Board on 29 November 2013 as an additional Director after the last annual general meeting and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election. He is a qualified Chartered Accountant and a Barrister and Solicitor of the Supreme Court of Victoria. With 20 years at Lysaght (BHP), he also brings a wealth of experience from his positions at, Nylex, The Thomson Corporation together with his professional positions including Commissioner, Victorian Multicultural Commission; Chairman, Escrow Angel Pty Ltd, Diffuze Pty Ltd and Design Quotes Pty Ltd; Director, Nirosoft Australia Pty Ltd, Sunnymarsh Pty Ltd and Viva Tags Pty Ltd. His numerous community positions include member Committee of Management, Past President and Honorary Life Member Executive Council of Australian Jewry; Director and Immediate Past Honorary Chief Executive Officer of Transparency International Australia (the Australian arm of the international anti-corruption watchdog), and member Governance and Steering Committees on the Jewish Community Demographic Survey Project. Mr. Leonard, directly or through related or associated entities, owns 3,000,000 Shares in the Company. Directors Recommendation The Directors of the Company (with Mr Leonard abstaining) consider that Resolution 2 is in the best interests of the Company and recommend that Shareholders vote in favour of this Resolution 2. 4. RESOLUTION 3 – ELECTION OF DR. PAUL KASIAN Dr. Kasian was appointed to the Board on 12 December 2013 as an additional Director and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election. He has a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Previously, Dr. Kasian has held senior leadership positions in a number of investment groups, including Chief Investment Officer at HSBC Asset Management; Head of HSBC Global Financial Team; Founding Director Accordius and Founding Director Wallara Asset Management. 5

Dr. Kasian has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He was previously a Project Leader at ICI Australia providing advice on biotech projects and acquisitions. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne. Dr. Kasian, directly or through related or associated entities, owns 256,410 Shares in the Company. Directors Recommendation The Directors of the Company (with Dr Kasian abstaining) consider that Resolution 3 is in the best interests of the Company and recommend that Shareholders vote in favour of this Resolution 3. 5. RESOLUTION 4 – ELECTION OF MR. DAVID CARTER Mr. Carter was appointed to the Board on 24 September 2014 as an additional Director and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election. He is an experienced company director, corporate lawyer and adviser. Mr. Carter has been an international partner of one of the world’s largest law firms and has extensive legal and management experience. He has been a director of a number of listed company boards, a chairman of two, and chair of two audit and risk and nomination and remuneration committees. Mr. Carter is currently a director of Thorn Group Limited (ASX Listed) (immediate past Chair), Glutagen Pty Ltd; and In Capital Pty Ltd. Other companies where he has acted as a director include VENCorp Ltd (the public corporation responsible for managing the gas and electricity market and transmission grid in Victoria), Azure Healthcare Limited (Chairman) (ASX Listed), and the not for profit company, Diabetes Australia Victoria Limited. Mr. Carter has significant practical corporate governance experience through his role as a director and his legal advisory roles. He has good relationships within participants in financial markets and is focused on strategic development and shareholder value. Mr. Carter, directly or through related or associated entities, owns no Shares in the Company. Directors Recommendation The Directors of the Company (with Mr Carter abstaining) consider that Resolution 4 is in the best interests of the Company and recommend that Shareholders vote in favour of this Resolution 4. 6. RESOLUTION 5 – ELECTION OF DR. LINDSAY WAKEFIELD Dr. Wakefield was appointed to the Board on 24 September 2014 as an additional Director and in accordance with Listing Rule 14.4 and clause 19.5 of the Company’s Constitution retires and being eligible offers himself for election. Dr. Wakefield started Safetech in 1985. In 1993, he left Medicine to become the fulltime CEO of the Company. Over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year. In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Dr. Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level. Dr. Wakefield, directly or through related or associated entities, owns 14,916,746 Shares in the Company. Directors Recommendation The Directors of the Company (with Dr Wakefield abstaining) consider that Resolution 5 is in the best interests of the Company and recommend that Shareholders vote in favour of this Resolution 5. GENETIC TECHNOLOGIES NOTICE OF AGM 2014 6

7. RESOLUTION 6 – APPROVAL OF DEBT NOTES BECOMING CONVERTIBLE 7.1 Background As described in the background to Resolution 6, the Company has received a $2.15m financing (Subscription Amount) via the issue of unlisted secured debt notes (Notes) to existing and new Australian institutional and wholesale investors (Noteholders). As announced, the Notes will become convertible into fully paid ordinary shares in the capital of the Company (Shares) upon the approval of shareholders (thereafter to be regarded as Convertible Notes). This Resolution 6 is seeking shareholder approval for the Notes to become Convertible Notes, with the provisions relating to Conversion of the Convertible Notes into Shares described in section 7.2 below. 7.2 Conversion Terms Upon approval of this Resolution 6, each Note may be converted by the Noteholder by written notice (Conversion Notice) provided to the Company, upon the following basis: at any time with respect to the principal (Face Value) of the Convertible Notes, and within the applicable Interest Conversion Period, with respect to accrued but unpaid interest relating to the Convertible Note at that time (Outstanding Interest) into that number of Ordinary Shares calculated by dividing the Face Value or the Outstanding Interest (as the case may be) by the Conversion Price. For the purposes of the Convertible Notes: Interest Conversion Period means the period of 14 days following the date the Company holds and completes its Annual General Meeting for a particular calendar year, or any other time as agreed between the Company and the Noteholder, and Conversion Price means: (i) where the Company undertakes an equity raising in the period from the date the Notes were issued until 6 months after the date this Resolution is approved by shareholders (Equity Raising Period), the Noteholder will have 14 days from announcement of that equity raising to Convert all or part of the Face Value or the Outstanding Interest (as the case may be), with a Conversion Price equivalent to the issue price under that equity raising, or (ii) in all other circumstances after the expiry of the Equity Raising Period, the Noteholder may Convert all or part of the Face Value or the Outstanding Interest (as the case may be) at a 10% discount to the 5 day VWAP immediately preceding the date of the relevant Conversion Notice. If there is any bonus issue of the Shares, reorganisation or reconstruction of the issued share capital of the Company, including any consolidation, subdivision, reduction, cancellation or return, then the number of Shares into which the Convertible Notes shall Convert will be adjusted by the Company in accordance with Chapter 6 of the ASX Listing Rules as appropriate and consistent with the bonus issue, reorganisation or reconstruction with a view that the proportion which the Shares to be issued to that Noteholder in accordance with the Note terms after the bonus issue, reorganisation or reconstruction has occurred bears to the total securities on issue, is the same as it would have been had the bonus issue, reorganisation or reconstruction not occurred. 7.3 Legal Requirements Listing Rule 7.1 requires shareholder approval for an issue of equity securities if, over a rolling 12 month period, the amount of equity securities issued (without prior shareholder approval) is more than 15% of the number of Shares on issue at the start of that 12 month period. By this Resolution 6, the Company is not seeking shareholder approval for a new issue of the Notes, but for the change in the nature of the existing unlisted debt Notes, such that debt Notes become unlisted Convertible Notes convertible into Shares (and therefore becoming equity securities), in an amount calculated as outlined in section 7.3(a) below. Other than as described in this Section 9, all other provisions of the Notes (as announced on 15 September 2014) remain unchanged. ASX Listing Rule 7.3 requires that a notice of meeting pursuant to which shareholders are requested to consider an approval for the purposes of ASX Listing Rule 7.1 must include certain specified information in relation to those securities, as follows. (a) maximum number of securities to be issued: There will be no new Notes issued as a result of approving this Resolution 6. If this Resolution is approved, the maximum aggregate number of Shares that may be issued upon Conversion of all of the Convertible Notes cannot be calculated at this stage, but will be determined by dividing the Subscription Amount (plus all accrued but unpaid interest) by the Conversion Price at the time (as described in section 7.2 above). 7

(b) date which the securities are to be issued: The Company will not be issuing any securities upon the approval of this Resolution 6 by shareholders, but rather shall change the nature of the existing Debt Notes. If Shareholders approve this Resolution 6, the Notes will be regarded as Convertible Notes as and from the conclusion of this Annual General Meeting. issue price of the securities: The original subscription price of the debt Notes was $1.00 per Note. There will be no additional funds subscribed for the Notes becoming Convertible Notes, and therefore no ‘issue price’ for the purposes of this Resolution 6. (d) names of the allottee/s (if known): Davsam Pty Ltd HSBC Custody Nominees (Aust) Limited Irwin Biotech Nominees Pty Ltd MJGD Nominees Pty Ltd Nathan Paul Lodge Richard Lodge Asia Pac Holdings Pty Ltd Tass Investments Pty Ltd Mrs Juliette Diane Sheahan & Mr Gerald David Vernon Sheahan Cressy Street Pty Ltd Pindari Nominees Pty Ltd Mr. David Andrew Ridley Wakko Enterprises Pty Ltd Wakko Investments Pty Ltd RACT Super Pty Ltd Moore Family Nominee Pty Ltd Mrs Lesley Lodge Julie May Rivacre Investments Pty Ltd JETAN Pty Ltd Robe Street Holdings Pty Ltd JETAN Pty Ltd Mr Alex Fabbri & Mrs Romayne Fabbri Whittington Paediatric Services Pty Ltd Peter Rubinstein (e) terms of the securities: The Conversion terms are described in section 7.2 above. (f) the intended use of the funds raised: There will be no funds raised as a result of the Notes becoming Convertible Notes. The intended use of funds for the debt Notes (already issued), was announced on 15 September 2014, namely to support the Company’s short term capital requirements and, together with existing cash reserves, will support the Company’s refocussed US MDx strategy. (g) Issue date or progressive issue: There will be no securities issued as a result of the approval of this Resolution 6. However, if Shareholders approve this Resolution 6 the Notes will be regarded as Convertible Notes as and from the conclusion of this Annual General Meeting. GENETIC TECHNOLOGIES NOTICE OF AGM 2014 8

7.4 Effect on the capital structure of the Company If shareholders approve this Resolution 6, the capital structure of the Company will change by an increase in the convertible equity securities by an amount equal to the $2.15m debt Notes becoming $2.15m Convertible Notes. If and to the extent the Convertible Notes are Converted, the issued Share capital of the Company will correspondingly increase in line with each Conversion. The number of Shares that will issue upon a Conversion cannot be determined at this stage as the Conversion Price (being either a price at which a capital raise [if any] is undertaken or a market price) will not be determined until a Conversion is to take place. However, for the purposes of illustrating possible dilution effects based on different issue prices, if a Conversion was assumed to take place as at 31 December 2014 and (for example) at the issue prices of $0.025, a 50% decrease in issue price and a 50% increase in issue price, the dilution effect under those circumstances would be as follows: Dilution table Issue Price examples $<<0.0125>> $<<0.0250>> $<<0.0375>> 50% decrease in Issue Price 50% increase in Issue Price Issue Price Current Shares Number of Shares <<176,336,000>> <<88,168,000>> <<58,778,667>> <<699,744,082>> Shares Funds raised N/A N/A N/A After Conversion Shares Number of Shares <<876,080,082>> <<787,912,082>> <<758,522,749>> Funds raised N/A N/A N/A 7.5 Voting Exclusion Statement The Company will disregard any votes cast on Resolution 6 by: (i) a person who may participate in the Notes becoming Convertible Notes (namely the Noteholders) and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and (ii) an associate of that person. However, the Company need not disregard a vote if: (i) it is cast by a person as proxy for a person who is entitled to vote in accordance with the direction on the proxy form; or (ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy directs. 7.6 Recommendation The Directors of the Company, recommend that Shareholders vote in favour of Resolution 6. 8. RESOLUTION 7 – ISSUE OF OPTIONS TO DEBT NOTE SUBSCRIBERS 8.1 Background As announced on 15 September 2014, the Company has received a $2.15m financing (Subscription Amount) via the issue of unlisted secured debt notes (Notes) to existing and new Australian institutional and wholesale investors (Noteholders). The Notes, subject to Shareholder approval, carry free attached options to purchase further Shares in the Company (Options) to be issued to the initial Noteholders. 8.2 Options Resolution 7 seeks shareholder approval, for the purposes of ASX Listing Rule 7.1, for the issue of Options, each Option being exercisable into one Share in the capital of the Company at the exercise price for each Option which is to be lesser of (a) $0.025 and (b) 5 day VWAP following the date of which this Annual General Meeting is held, in each case per Share on the terms and conditions set out in Annexure 1 to this Explanatory Memorandum. 9

Subject to obtaining Shareholder approval, the Company will issue to each Noteholder, the number of Options calculated as follows (the Option Calculation): N = SA MP Where: N = number of Options to issue to a particular Noteholder SA = the portion of the Subscription Amount subscribed by that Noteholder MP = is the market price, being the lesser of 5 day VWAP: preceding (and not including) 15 September 2014 , namely a market price of $0.025, and preceding (and not including) the date of this Annual General meeting where Shareholder’s approve this Resolution 7. VWAP = volume weighted average (closing) price of the Shares as quoted on the ASX MP = is the market price, being the lesser of $0.025 and the 5 day VWAP preceding (and not including) the date of the EGM at which Shareholder Approval is obtained. Each Option is exercisable at any time after the date on which the Options are issued and Shareholder approval is granted to the issue and exercise of all Options issued in connection with the Notes alongside which these Options were issued (Vesting Date), until and including their expiry date, namely 4 years from the Vesting Date (Expiry Date). Any Options not exercised by the Expiry Date will automatically lapse on the Expiry Date. The issue of the Options, if approved pursuant to Resolution 7, will only be made to the Noteholders. 8.3 Legal Requirements Listing Rule 7.1 requires shareholder approval for an issue of equity securities if, over a rolling 12 month period, the amount of equity securities issued (without prior shareholder approval) is more than 15% of the number of Shares on issue at the start of that 12 month period. By this Resolution 7 the Company is seeking shareholder approval for the issue of the Options, in an amount calculated as outlined in section 8.3(a) below and in accordance with the terms of the Notes. ASX Listing Rule 7.3 requires that a notice of meeting pursuant to which shareholders are requested to consider approving an issue of securities pursuant to ASX Listing Rule 7.1 must include certain specified information in relation to the securities to be issued, as follows. This information is set out below: (a) maximum number of securities to be issued: The maximum number of Options that may be granted in connection with the Notes is calculated in accordance with the Option Calculation formula in section 10.2 above. (b) date which the securities are to be issued: If Shareholders approve this Resolution 7, the Company intends to issue to each Noteholder that number of Options as calculated in accordance with the Option Calculation above, 5 days after the date of this Annual General Meeting, but in any event within 3 months after the date of Shareholder approval. (c) issue price of the securities: The Options are issued for at no additional cost to the Investors, but if exercised, are exercisable at the lesser of (a) $0.025 and (b) 5 day VWAP following the date of this Annual General Meeting, in each case per Share. GENETIC TECHNOLOGIES NOTICE OF AGM 2014 10

(d) names of the allottee/s (if known): Institutional and wholesale investors (who are exempt persons under Chapter 6D of the Corporations Act) who were the original subscribers to the Notes, namely the following: Davsam Pty Ltd HSBC Custody Nominees (Aust) Limited Irwin Biotech Nominees Pty Ltd MJGD Nominees Pty Ltd Nathan Paul Lodge Richard Lodge Asia Pac Holdings Pty Ltd Tass Investments Pty Ltd Mrs Juliette Diane Sheahan & Mr Gerald David Vernon Sheahan Cressy Street Pty Ltd Pindari Nominees Pty Ltd Mr. David Andrew Ridley Wakko Enterprises Pty Ltd Wakko Investments Pty Ltd RACT Super Pty Ltd Moore Family Nominee Pty Ltd Mrs Lesley Lodge Julie May Rivacre Investments Pty Ltd JETAN Pty Ltd Robe Street Holdings Pty Ltd JETAN Pty Ltd Mr Alex Fabbri & Mrs Romayne Fabbri Whittington Paediatric Services Pty Ltd Peter Rubinstein (e) terms of the securities: The Option terms are attached as Annexure 1 to this Notice of Meeting. (f) the intended use of the funds raised: There will be no funds raised as a result of the issue of the Options. If the Options are exercised, the Board will determine the application of the funds raised if and when the Options are exercised. (g) Issue date or progressive issue: The Options will all be issued on the same date – it is intended that this date will be 5 days after the date of this Annual General Meeting. 8.4 Effect on the capital structure of the Company The issue of the Options will not have any effect on the issued share capital structure of the Company. Any Options exercised will increase the number of Shares on issue to the extent of that exercise. 11

8.5 Voting Exclusion Statement The Company will disregard any votes cast on Resolution 7 by: a person who may participate in the proposed issue of Options (namely the Noteholders) and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and (ii) an associate of that person. However, the Company need not disregard a vote if: it is cast by a person as proxy for a person who is entitled to vote in accordance with the direction on the proxy form; or (ii) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy directs. 8.6 Recommendation The Directors of the Company, recommend that Shareholders vote in favour of Resolution 7. 9. ESOLUTION 8 – RENEWAL OF EMPLOYEE OPTION PLAN 9.1 Background To ensure that the Company has appropriate mechanisms to continue to attract and retain the services of employees of a high calibre, the Company established a new employee option plan (Option Plan) in 2008 which superseded the previous staff share plan. The employees of the Company have been, and will continue to be, instrumental in the growth of the Company. The Directors consider that the Option Plan is an appropriate method to: (i) reward employees for their past performance; (ii) provide long term incentives for participation in the Company’s future growth; and (iii) motivate and generate loyalty from employees. 9.2 ASX Listing Rules Listing Rule 7.1 requires shareholder approval for an issue of equity securities if, over a rolling 12 month period, the amount of equity securities issued (without prior shareholder approval) is more than 15% of the number of ordinary shares on issue at the start of that 12 month period. Although the Company is not required to obtain shareholder approval for the introduction of the Option Plan, Listing Rule 7.2 exception 9(b) provides that an issue of securities under an employee incentive scheme does not detract from the available 15% limit under Listing Rule 7.1 if the issue of securities is made under an employee incentive scheme and that employee incentive scheme was approved by shareholders no more than three years before the date of issue. The Option Plan is regarded as an employee incentive scheme for the purposes of Listing Rule 7.2 exception 9(b). As the Option Plan was last approved by the shareholders at the 2011 Annual General Meeting, pursuant to Listing Rule 7.2 Exception 9 it is being submitted to shareholders for renewal of their approval. GENETIC TECHNOLOGIES NOTICE OF AGM 2014 12

9.3 Corporations Act Section 200B of the Corporations Act requires shareholder approval by ordinary resolution, and in accordance with the special provisions of section 200E of the Act, in order to access the exemption from the prohibition on a company giving a person a benefit in connection with that person’s retirement from an office or position of employment in that company where that person is, or was in the three years prior to his or her retirement, in a managerial or executive office in that company. The Option Plan allows the Board, in its discretion, to afford persons ceasing employment with the Company certain benefits under the Option Plan. The term “benefit” has a wide operation and includes the Board exercising its discretion to bring forward the option exercise period and permit an early exercise of the Participant’s options granted under the Option Plan (Accelerated Exercise Period). For a section 200B benefit to be allowed, section 200E requires that this Notice of Meeting provide shareholders with either the value of the proposed benefits or, where the value of the proposed benefits cannot currently be ascertained, the manner in which the value of the proposed benefits is calculated, and the matters, events and circumstances that will, or are will likely to, affect the calculation of the value. As stated above, the Board has not determined that it will exercise discretion to grant any Accelerated Exercise Periods. In the circumstances of a possible Accelerated Exercise Period, the value of the termination benefits that the Board may give under the Option Plan cannot be determined in advance, as many of the factors that will or are likely to affect that value will not be known until the time the benefit is decided to be awarded (if at all). Specifically, the value of an Accelerated Exercise Period will depend on a number of factors, including the Company’s share price at the time of vesting of the options and the number of options that the Board decides to allow vest early (if any). Shareholders should note the benefit is restricted to an acceleration of the vesting of an option, it does not change the exercise price or the number of shares which are subject to the options. 9.4 Listing Rule Information The following information is required to be provided to shareholders pursuant to Listing Rule 7.2 Exception 9(b): (a) The Number of Options issued since Shareholder approval was last obtained for the purpose of ASX Listing Rule 7.2 exception 9 (i.e. since 21 November 2011) Date of Issue Description of Options Quantity 20 April 2012 Unlisted options granted as part of the employee option scheme 1,750,000 (GTGAK) 30 May 2012 Unlisted options granted as part of the employee option scheme 500,000 (GTGAK) 29 October 2012 Unlisted options granted as part of the employee option scheme 2,650,000 (GTGAO) 06 February 2013 Unlisted options granted as part of the employee option scheme 250,000 (GTGAQ) 26 March 2013 Unlisted options granted as part of the employee option scheme 750,000 (GTGAS) 11 September 2013 Unlisted options granted as part of the employee option scheme 1,250,000 (GTGAY) 31 July 2014 Unlisted options granted as part of the employee option scheme 6,875,000 (GTGAA) TOTAL 14,025,000 (b) Summary of the Option Plan Rules. (i) Participants in the Option Plan may be employees (whether full time or part time) of the Company or any of its related bodies corporate determined at the invitation of the Company (Participants). The Board is responsible for the administration of the Option Plan. The number of options that may be issued pursuant to the Option Plan cannot exceed 5% of the issued capital of the Company from time to time. Options issued to overseas offerees and excluded offerees in accordance with section 708 of the Corporations Act are not included in calculating the 5% limit. Each option will entitle the holder to one share, upon payment of the exercise price in full upon application, prior to the expiry date. (iv) Unless otherwise determined by the Board, options granted under the Option Plan will be granted free of charge. (v) The exercise price, option period and exercise conditions of the options granted under the Option Plan will be specified in the offer of options under the Option Plan to an employee, as determined by the Board. 13

(vi) If, prior to the expiry of an option granted under the Option Plan, there is reorganisation of capital (other than by way of a bonus issue or issue for cash) the terms of the options and rights of the Participant will be changed to the extent necessary to comply with the Listing Rules as they apply at the relevant time. (vii) A Participant is required to exercise an option to participate in an entitlement issue made by the Company. (viii) If, prior to the exercise of an option, the Company makes a pro rata bonus issue to the holders of its shares, and the option is not exercised prior to the record date in respect of that bonus issue, the option will, when exercised, entitle the holder to one share plus the number of bonus shares which would have been issued to the holder if the option had been exercised prior to the record date. (ix) Shares which are issued as a result of the exercise of options granted under the Option Plan will rank equally in all respects with all shares on issue and the Company will apply for quotation of those shares on ASX. A copy of the full Option Plan Rules is set out on the Company’s website and will be sent to any member of the Company upon request. 9.5 Voting Exclusion Statement The Company will disregard any votes cast on this Resolution 8 by the Directors of the Company, any person within the application of section 200B of the Corporations Act 2001 (“retirees”) and any associate of a Director or such retirees: However, the Company need not disregard a vote if: it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or • it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides. 10. RESOLUTION 9 – CHANGE OF COMPANY NAME Shareholder approval is sought to change the Company’s name from Genetic Technologies Limited to Phenogen Sciences Limited. The Company proposes to change its name to Phenogen Sciences Limited to represent a new focus in its strategy on the US molecular diagnostics (MDx). The name “Phenogen Sciences” is the name under which the Company’s diagnostics business division operates in the United States. The restructure and realignment of group activities follows a recent review of operations by the Company aimed at supporting the Company’s US MDx strategy. The change of name, if approved, will take effect on the date the Australian Securities and Investments Commission is notified of the change of name and alters the details of the Company’s registration on its records to reflect the change of name. Recommendation – Resolution 9 The Directors of the Company unanimously recommends that you vote in favour of Resolution 9 to change the Company’s name to Phenogen Sciences Limited. 11. FURTHER INFORMATION The Directors of the Company are not aware of any other information which is relevant to the consideration by members of the proposed Resolutions set out in the notice of general meeting. The Directors recommend members read these explanatory notes in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed Resolutions before making any decision in relation to the proposed Resolutions. GENETIC TECHNOLOGIES NOTICE OF AGM 2014 14

ANNEXURE 1 – OPTION TERMS OPTION TERMS Each Option entitles the holder (Option Holder) to subscribe for and be issued one fully paid ordinary share (Share) in Genetic Technologies Limited ACN 009 212 328 (Company) on the following terms: Subject to clause 2, each Option is exercisable at any time after the date on which the Option issues (Vesting Date), until and including their expiry date, namely 4 years from the Vesting Date (Expiry Date). Any Options not exercised by the Expiry Date will automatically lapse on the Expiry Date. The Options may be exercised for part or all of the Options issued by the Option Holder giving written notice (Notice of Exercise) to the Company at its registered office prior to the Expiry Date. The exercise price for each Option (which is payable immediately on exercise) is to be the lesser of (a) $0.025 and (b) the 5 day VWAP following the Annual General Meeting date on which the grant of these Options is approved, in each case per Share (Exercise Price). On receipt by the Company of the Notice of Exercise and payment of the Exercise Price, the Company must, within 2 Business Days and if the Shares are listed on the Australian Stock Exchange (ASX) within the time period prescribed by the Listing Rules of the ASX (ASX Listing Rules): allot to the Option Holder one Share in the Company for each Option exercised by the Option Holder: cause to be despatched to the Option Holder the relevant acknowledgement of issue, a holding statement or share certificate (as applicable) as soon as is reasonably practicable detailing the issue of the relevant Share/s; and issue (if applicable) a new holding statement (or option certificate) for the balance of the Options that remain unexercised. Shares allotted on the exercise of Options will rank equally in all respects with the then existing issued ordinary fully paid shares in the capital of the Company (except in respect to any dividends which shall have been declared but not yet distributed before the actual exercise of an Option) and will be subject to the provisions of the Constitution of the Company. The Options are transferable by an Option Holder on written notice to the Company, and where the Shares are quoted, in accordance with the ASX Listing Rules, provided that the Options cannot be transferred or assigned within 12 months after the Vesting Date. The transferor of an Option remains the holder of that Option until the name of the transferee is recorded in the Option Register as the holder of that Option. A Option may be only be transferred by an Option Holder without the consent of the Company where the: Optionholder complies with all applicable laws and regulations, including the relevant provisions of the Corporations Act and where applicable the ASX Listing Rules; and transferee is an Exempt Investor and is a resident of, or incorporated or formed in, the Commonwealth of Australia and is not a direct or indirect competitor of the Company. In the event of a pro rata issue of Shares by the Company, the Exercise Price for each Option will be adjusted in accordance with Listing Rule 6.22.2 of the ASX Listing Rules (which adjustment formula will apply even where the Company is not admitted to the ASX Official List). If any reorganisation (including consolidation, subdivision, reduction, return or cancellation) of the issued capital of the Company occurs before the expiry of any Options, the number of Options to which each Option Holder is entitled or the Exercise Price of his or her Options or both must be reorganised in accordance with the ASX Listing Rules applying to a reorganisation at the time of the reorganisation (which adjustment formula will apply even where the Company is not admitted to the ASX Official List). 15

9. An Option does not confer the right to participate in new issues of capital offered to holders of Shares (Rights Entitlement) during the currency of the Options without exercising the Options. However, the Company will ensure that for the purpose of determining Rights Entitlements to any such issue, the Option Holder is to receive written notice from the Company of the pending closing or record date and sufficient time for the Option Holder to exercise the Options prior to that closing or record date in order to qualify for the participation in the Rights Entitlement. If the Shares are listed for quotation on the ASX, the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all Shares allotted on the exercise of any Options within 10 Business Days (as defined in the Listing Rules of the ASX) of allotment. In the event of the liquidation of the Company, all unexercised Options will lapse upon the occurrence of that liquidation. The Options do not provide any entitlement to dividends paid to ordinary shareholders. The Options do not entitle the Option Holder to vote at any meeting of shareholders. To the extent that any of these Option Terms and Conditions are inconsistent with or contrary to the ASX Listing Rules (if any), the ASX Listing Rules provisions will prevail and these Option Terms and Conditions are deemed to incorporate the relevant ASX Listing Rules provisions as an amendment to these terms; and These terms and conditions are governed by the law of Victoria. The parties submit to the non-exclusive jurisdiction of the courts of Victoria. GENETIC TECHNOLOGIES NOTICE OF AGM 2014 16

NOTES 17

[LOGO]

Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com P.O. Box 115 Fitzroy, Victoria 3065 Australia www.gtglabs.com

Genetic Technologies Limited
ABN 17 009 212 328

⊢ 000001 000 GTG
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

By Mail:
P.O. Box 115,
Fitzroy Victoria 3065
Australia

By Hand Delivery:
60-66 Hanover Street,
Fitzroy, Victoria 3065
Australia

Alternatively you can fax your form to
(within Australia) 03 8412 7040
(outside Australia) +61 3 8412 7040

For all enquiries call:
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Proxy Form

For your vote to be effective it must be received by 10.30 am on Sunday, 23 November 2014

How to Vote on Items of Business
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Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

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Attending the Meeting
Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms".

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Samples/000001/000016

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Genetic Technologies Limited hereby appoint

☐ **the Chairman of the Meeting** OR ______________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Genetic Technologies Limited to be held at "Treetops", Melbourne Museum, 11 Nicholson Street Carlton, Victoria 3053 Australia on Tuesday, 25 November 2014 at 10.30 am and at any adjournment or postponement of that Meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1 and 8 (except where I/we have indicated a different voting intention below) even though Resolutions 1 and 8 are connected directly or indirectly with the remuneration of a member of key management personnel, which includes the Chairman.

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1 and 8 by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Adoption of Remuneration Report	☐	☐	☐
Resolution 2	Election of Mr. Grahame Leonard A.M. as a Director	☐	☐	☐
Resolution 3	Election of Dr. Paul Kasian as a Director	☐	☐	☐
Resolution 4	Election of Mr. David Carter as a Director	☐	☐	☐
Resolution 5	Election of Dr. Lindsay Wakefield as a Director	☐	☐	☐
Resolution 6	Approval of Debt Notes becoming convertible	☐	☐	☐
Resolution 7	Issue of Options to Debt Note subscribers	☐	☐	☐
Resolution 8	Renewal of Employee Option Plan	☐	☐	☐
Resolution 9	Change of Company name	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each resolution. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______________ Contact Daytime Telephone ______________ Date ___ / ___ / ___

GTG 999999A

Computershare

Genetic Technologies Limited ABN 17 009 212 328 000002 000 GTGRM MR RETURN SAMPLE 123 SAMPLE STREET SAMPLE SURBURB SAMPLETOWN VIC 3030 Dear Securityholder, We have been trying to contact you in connection with your securityholding in Genetic Technologies Limited. Unfortunately, our correspondence has been returned to us marked “Unknown at the current address”. For security reasons we have flagged this against your securityholding which will exclude you from future mailings, other than notices of meeting. Please note if you have previously elected to receive a hard copy Annual Report (including the financial report, directors’ report and auditor’s report) the dispatch of that report to you has been suspended but will be resumed on receipt of instructions from you to do so. We value you as a securityholder and request that you supply your current address so that we can keep you informed about our Company. Where the correspondence has been returned to us in error we request that you advise us of this so that we may correct our records. You are requested to include the following; Securityholder Reference Number (SRN); ASX trading code; Name of company in which security is held; Old address; and New address. Please ensure that the notification is signed by all holders and forwarded to our Share Registry at: Computershare Investor Services Pty Limited GPO Box 2975 Melbourne Victoria 3001 Australia Note: If your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated. Yours sincerely Genetic Technologies Limited Samples/000002/000003/i

Personalising health Genetic Technologies Annual Report 2014

CONTENTS 01 ABOUT GTG 02 CHAIRMAN AND CEO’S MESSAGE 04 BOARD OF DIRECTORS 05 SENIOR MANAGEMENT 06 FIVE-YEAR SUMMARY 08 CANCER DIAGNOSTICE 09 BREVAGen™ 15 DOMESTIC GENETIC TESTING 16 LICENSING 17 NON-CORE ASSETS 19 PATENT ESTATE 25 DIRECTORS’ REPORT 53 CORPORATE GOVERNANCE STATEMENT 61 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 62 CONSOLIDATED BALANCE SHEET 63 CONSOLIDATED STATEMENT OF CASH FLOWS 64 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 65 NOTES TO THE FINANCIAL STATEMENTS 108 DIRECTORS’ DECLARATION 109 AUDITOR’S REPORT 111 AUDITOR’S INDEPENDENCE DECLARATION 112 CORPORATE INFORMATION 113 ASX ADDITIONAL INFORMATION 115 GLOSSARY  Genetic Technologies Positioned for growth

ABOUT GTG Founded in 1989, Genetic Technologies is an established Australian-based global genetic testing business specialising in cancer diagnostics, with a focus on women’s health. Listed on the ASX (GTG) in 2000 and NASDAQ (GENE) in 2005, the Company has established a successful multi-faceted fee-for-service genetic testing business and is the dominant player in Australia and New Zealand. From its headquarters in Melbourne, Victoria, the Company’s laboratory is accredited to all appropriate CLIA, NATA, RCPA and ISO standards, enabling it to accept samples from anywhere in the world. Following its acquisition in 2010 of a proprietary breast cancer risk assessment test named BREVAGen™, the Company has established a permanent office in North Carolina from which its current and future USA sales activities are based. The Company also owns an impressive patent estate comprising more than 200 patents, including foundational patents covering the use of “non-coding” DNA that form the basis of a successful out-licensing program that has to date generated $74 million in revenue from the granting of licenses to over 70 licensees. Listed on NASDAQ®  GENETIC TECHNOLOGIES ANNUAL REPORT 2014 01

Having successfully launched the first generation BREVAGen test across the U.S., this past year saw a refinement of the necessary sales and marketing infrastructure and strategy to engage with healthcare professionals in comprehensive breast and imaging centers. CHAIRMAN AND CEO’S MESSAGE The 2014 financial year was one of significant challenges. As of August 2013, upon receiving certification of the Company’s CLIA laboratory by the state of New York, the Company’s sales and marketing organisation has achieved the milestone of being cleared to operate in all 50 U.S. States. BREVAGen™ is the first clinically validated breast cancer predictive risk assessment tool that combines a woman’s genetic information with clinical data to assist physicians in developing personalised risk management plans. Launched in 2011, via the Company’s U.S. subsidiary, Phenogen Sciences Inc., BREVAGen has been gaining acceptance in the U.S. healthcare market as an important tool for physicians in their management of patients’ breast health. A major focus for the Company in 2014 has been the finalisation and development of the next generation of BREVAGen, called BREVAGenplus®. This product has been developed in collaboration with academic and clinical centers in both the U.S. and Australia and includes recent scientific advances, incorporating the full portfolio of known common breast cancer susceptibility variants into the test. Furthermore, studies have been conducted to allow the application of this expanded test to additional ethnicities – beyond Caucasians of the first generation test, to include African Americans and Hispanics. BREVAGenplus was launched in the U.S. on 1 October 2014, to coincide with Breast Cancer Awareness Month. Having successfully launched the first generation BREVAGen test across the U.S., this past year saw a refinement of the necessary sales and marketing infrastructure and strategy to engage with healthcare professionals in comprehensive breast and imaging centers. This re-focus into multi-disciplinary centers has the potential to result in a much higher test throughput as the centers adopt this test as an important part of their breast cancer risk management programs. Establishing and expanding the market for a new test such as BREVAGen particularly in a huge market like the U.S., requires significant investment and coordinated activities on a number of fronts and progress needs to be planned and deliberate. By benchmarking ourselves against other successful companies in our sector such as Myriad Genetics and Genomic Health we can determine that the number of tests performed by the Company in year three from launch are broadly on track in the adoption phase of market acceptance as compared to other, now highly successful products offered by these large U.S. companies. The addition of the new generation test, BREVAGenplus will only improve the market acceptance and adoption. Having now achieved certification in all 50 U.S. States for high complexity molecular testing, new products can be added to the Company’s portfolio of tests and taken to market in the U.S. using our existing sales force, with no further material regulatory steps being necessary. The Company continues to look for synergistic assets that can be deployed through our existing sales and marketing infrastructure. In October 2013, our CEO, Alison Mew stepped aside from her role for health-related reasons, for the subsequent 5 months. During the period of her absence, Tom Howitt, then Chief Financial Officer stepped in to the Acting CEO role and finalised the capital raisings that were in process, while maintaining the business focus and direction. During this period, the Company secured capital via a Share Purchase Plan, a private placement and a convertible note issued to a U.S. investor. Following Alison’s return on 1st April 2014, a major strategic review of the Company activities was undertaken with a view to positioning the Company for the long term future. The outcome of this was a determination to focus on the growth asset that is BREVAGen, in the large healthcare market of the U.S., and to divest the Company of non-core assets. 02

The resignation and departure of Tom Howitt at the end of March was followed by the appointment of Eutillio Buccilli as CFO, who commenced with the Company on the 2nd of June 2014 to perform a key role in the implementation of the revised strategy.

The Company's intellectual property out-licensing program based on its portfolio of foundational non-coding DNA patents continued during the year, with five new licenses being executed, taking the total number of licensees to over 70 and the total fees generated to $74 million. Changes to U.S. law this year resulted in a lengthening of the expected timeframes for settlement with some of the parties in this latter suit.

A number of advances were made during the year with respect to the divestment of non-core assets. In May 2014, the share swap between the Company and its major shareholder, Dr. Mervyn Jacobson for the Company's holding in Immunaid, was completed. The Company now holds an option over 2.25million shares in Immunaid as its only remaining involvement in this project. The Company's investment in Simavita, acquired as a result of the Scheme Merger Agreement by its Canadian-listed subsidiary Gtech International Resources Limited, was divested in June 2014, thus monetising this asset. Discussions regarding the Company's RareCellect™ project continue with a number of potential partners with a view to completing a potential transaction during the latter part of CY 2014.

Finally, as announced on 22 September 2014, the Company has entered into a binding Agreement with Specialist Diagnostics Services Pty Ltd, a subsidiary of Primary Health Care Limited, for the sale of the assets of the heritage Australian genetics testing business. The Australian Genetics business has been fundamental to the Company's development as a specialised genetic testing service provider, and more recently, a foundation to enter the molecular diagnostics market via BREVAGen. However, when the opportunity to divest the Australian Genetics business arose, the Board elected to do so, focusing the Company on its core asset BREVAGen, and the imminent release of the next generation of the test, BREVAGen*plus*. The Board and Management team believe that this path has the greater potential for sustainable growth for the Company. It is anticipated that this transaction will be completed in October 2014, and will result in a much refined corporate and laboratory infrastructure in Australia.

We would personally like to thank our Australian and American staff and the Board for their work and resolve in what has been a challenging but productive year that continues to build capacity for growth. We expect the coming year will produce a streamlined company with a focused strategy and key implementation milestones.

DR. MALCOLM R. BRANDON
Non-Executive Chairman
Genetic Technologies Limited

MS. ALISON J. MEW
Chief Executive Officer
Genetic Technologies Limited



A major focus for the Company in 2014 has been the finalization and development of the next generation of BREVAGen, called BREVAGen*plus*.

GENETIC TECHNOLOGIES ANNUAL REPORT 2014
03

BOARD OF DIRECTORS Dr. Malcolm R. Brandon Non-Executive Chairman Dr. Brandon, 67, was appointed to the Board in October 2009 and was appointed Chairman in November 2013. He has over 39 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr. Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals. Dr. Mervyn Cass Non-Executive Director Dr. Cass, 73, was appointed to the Board in September 2011. He is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice, accepted the appointment as Medical Director of a plastic surgery centre in 1996. He was the founding Chairman of the Australasian Occupational Medical Group and has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice, and is a former member of the Jewish Community Council of Victoria. Professor Ian McKenzie Non-Executive Director Professor McKenzie, 77, was appointed to the Board on 29 November 2013. He trained at the Royal Melbourne Hospital, the Massachusetts General Hospital Boston, the Jackson Laboratory in Bar Harbor, Maine USA, the Austin Hospital Melbourne and the University of Melbourne where he established a “Centre of Excellence”. He was Founding Director of the Austin Research Institute (ARI) where his research led to the formation of Prima Biomed Limited. Professor McKenzie’s major contributions are described in more than 700 papers on transplantation, cell surface antigens and the diagnosis and therapy of cancer. He has been a Board member of CRC and Prima Biomed Limited, and brings to the Company expertise in Biotechnolgy and its commercialisation. Grahame Leonard AM Non-Executive Director Mr. Leonard, 73, was appointed to the Board on 29 November 2013. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include Commissioner, Victorian Multicultural Commission and Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog). Dr. Paul Kasian Non-Executive Director Dr. Kasian, 57, was appointed to the Board on 12 December 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr. Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne. 04

SENIOR MANAGEMENT  Alison J. Mew Chief Executive Officer Ms. Mew, 56, was appointed as Chief Operating Officer in August 2009 and subsequently as Chief Executive Officer in December 2013. She has a diverse background in leadership and operations management in the biopharmaceutical industry, in both Australia and overseas, covering animal and human health, including more than 13 years with CSL Ltd. in various senior positions. Eutillio Buccilli Chief Financial Officer Mr. Buccilli, 61, was appointed to the role of Chief Financial Officer on June 2nd, 2014. He joins the Company after more than 35 years of senior management experience with blue chip corporations such as General Electric, Computer Science Corporation, Coles Myer, and Challenger Limited. Whilst at GE, he was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford, Connecticut. He possesses extensive financial and commercial experience, with a strong emphasis on financial and corporate management. Mark J. Ostrowski Senior Vice President Sales and Marketing – Phenogen Sciences Inc. Mr. Ostrowski, 51, was appointed as Senior Vice President Sales and Marketing – Phenogen Sciences Inc. in September 2012. He brings more than 20 years of sales and marketing experience in molecular diagnostics having served in senior managerial positions at several companies focused on women’s health and oncology, including Myriad Genetics and DIANON Systems. During his tenure at Myriad, he managed a sales force of over 200 representatives, demonstrating average annual revenue growth of over 50%. Dr. Richard Allman Scientific Director Dr. Allman, 54, joined the Company in 2004 and was appointed as Scientific Director in December 2012. He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr. Allman’s academic career encompassed oncology research, drug development, and assay design. Diana Newport Quality and Business Operations Director Ms. Newport, 57, was appointed as Quality and Business Operations Director in September 2013. She comes to the Company with extensive international Quality Systems and operational experience in the highly regulated industries of food and pharmaceutical. The Company will benefit from her recent senior roles within the CSL quality control laboratories. M. Luisa Ashdown Director of Global Licensing and Intellectual Property With expertise in the area of genetics and immunology, Ms. Ashdown, 58, has been with the Company since it started in 1989 and was instrumental in the establishment of the Company’s laboratory capability and DNA testing services. She has since served in various roles including as Director of several of GTG’s subsidiaries. For over a decade, she has been involved in Licensing and Intellectual Property defence and management. Bronwyn Christie Financial Controller and Company Secretary Mrs. Christie was appointed as the Group’s Financial Controller on 11 March 2008 and as its Company Secretary on 1 March 2014. Mrs. Christie is a Graduate of Melbourne University, a Certified Practicing Accountant and a member of the Governance Institute of Australia. She comes to this role with over 25 years of experience in financial reporting, taxation, international business, foreign currency management, mergers and acquisitions and other aspects of finance gained through her various financial management roles. Previous roles have included Company Secretary and Public Officer at BASF Australia Ltd, a subsidiary of the world’s leading chemical company. TECHNOLOGIES GENETIC TECHNOLOGIES ANNUAL REPORT 2014 05

FIVE-YEAR SUMMARY The graphs and charts below provide a current and five-year snapshot of a variety of key financial and other performance indicators, including those relating to the Company’s share price and shareholder base. TOTAL OPERATING REVENUE AND INCOME $million 0.86 Licensing 4.56 Testing 1.84 Other 25% 12% 63% TESTING REVENUE $thousands 1,288 Profiling 2,816 Medical 399 Animals 61 Other 28% 9% 1% 62% EXPENSES $thousands 6,252 Selling and marketing 1,079 Licensing, patent and legal 3,173 General and administrative 3,298 Laboratory, research and development 1,755 Other 11% 40% 7% 21% 21% XJO ASX 200 5,395.75 Genetic Technologies XJO ASX 200 2010 2009 2011 2012 2013 2014 4,000 4,150 4,300 4,450 4,600 4,750 4,900 5,050 5,200 5,350 5,500 5,650 $0.02 $0.04 $0.06 $0.08 $0.10 $0.12 $0.14 $0.16 $0.18 $0.20 $0.22 $0.24 GTG ASX $0.036 06

KEY FINANCIAL DATA 2010-2014 0 2 4 6 8 10 12 14 Net tangible assets $million 2010 2011 2012 2013 2014 AS AT 30 JUNE 5.09 12.97 4.45 0.65 3.92 0 10 20 30 40 50 60 70 80 90 Market capitalisation $million 2010 2011 2012 2013 2014 AS AT 30 JUNE 84.97 55.77 45.17 22.10 14.16 2,700 2,750 2,800 2,850 2,900 2,950 3,000 3,050 3,100 3,150 Number of shareholders 2010 2011 2012 2013 2014 3,094 3,043 2,852 2,832 2,884 -12 -10 -8 -6 -4 -2 0 2 Net profit / (loss) after tax $million 2010 2011 2012 2013 2014 YEARS ENDED 30 JUNE 0.90 -5.30 -9.35 -10.13 -9.36 -12 -10 -8 -6 -4 -2 0 2 4 Net cash flows from / (used in) operations $million 2010 2011 2012 2013 2014 YEARS ENDED 30 JUNE 2.23 -7.67 -7.52 -10.99 -4.30 0 2 4 6 8 10 12 14 16 Shareholders’ equity $million 2010 2011 2012 2013 2014 AS AT 30 JUNE 6.81 14.40 5.76 1.83 5.72 0 5 10 15 20 9.08 18.19 12.12 8.62 7.26 Total revenue and income from continuing operations $million 2010 2011 2012 2013 2014 YEARS ENDED 30 JUNE 9.08 0 1 2 3 4 5 6 Revenue from continuing operations $million 2010 2011 2012 2013 2014 YEARS ENDED 30 JUNE 4.59 3.69 3.38 4.56 4.92 0 2 4 6 8 10 12 14 16 Revenue from licensing $million 2010 2011 2012 2013 2014 YEARS ENDED 30 JUNE 13.68 2.53 4.78 0.86 3.74 GENETIC TECHNOLOGIES ANNUAL REPORT 2014 07

CANCER DIAGNOSTICS

MOLECULAR DIAGNOSTICS AND CANCER

The global molecular diagnostics market is estimated to reach $21 billion per annum by 2020. This figure represents more than 30% of the estimated $67 billion in-vitro diagnostics industry, as compared to 11% (less than $5 billion) of the $40 billion market today (Figure 1).

In the U.S., the market for molecular diagnostic, prognostic and treatment decision tests for cancer is expected to expand significantly over the next five years, reaching $3 billion, with product offerings in almost every form of cancer (Figure 2).

In women's health, the number of breast cancer cases continues to rise, with a predicted increase of 20% by 2020. In the U.S., it is estimated that more than 232,000 cases will occur in 2014, and there will be 40,000 deaths from the disease.[1] Only 5-15% of these cases will have a family history of breast cancer, yet it is this subset where the majority of research and commercial testing takes place. New research and discoveries regarding the effect of non-familial risk factors, which account for the remaining 85-95% of sporadic breast cancer cases, enable physicians to better understand this non-familial risk and to put in place surveillance strategies to better manage these patients (Figure 3).

Approximately one in eight women will develop breast cancer over their lifetime. The key factor for surviving breast cancer is early detection. Such cancers have a five-year survival rate of >95% when detected early, yet when diagnosed at later stages, the survival rate decreases to only 41%.

The Company is the only genetics company with experience in testing for both hereditary and sporadic breast cancer risk. This understanding enables the Company to successfully bring relevant tests to market by better articulating the need for each of the tests and the solutions they offer to physicians

The Company is the only genetics company with experience in testing for both hereditary and sporadic breast cancer risk. This understanding enables the Company to successfully bring relevant tests to market by better articulating the need for each of the tests and the solutions they offer to physicians.

Figure 1: Global molecular-based diagnostics (MDx)[2]


Revenue US$billions
Market penetration %
160
128
96
64
32
0
90
72
54
36
18
0
2010 revenue: US$4.4 billion
2001
2007
2013E
2019E
2025E
2031E
2037E
2040E

Figure 2: Forecast potential MDx revenue under different adoption scenarios[2]


US$billions
8
6
4
2
0
Fast
Medium
Slow
2010
2012E
2014E
2016E
2018E
2020E

Figure 3: The genetics of breast cancer risk


Sporadic 85%
Hereditary 5%
Familial 15%
Unknown 81%
BRCA 1 12%
BRCA2 7%

[1] *Cancer Statistics, National Cancer Institute. Accessed 26 September 2014 at: http://seer.cancer.gov/statfacts/html/breast.html*

[2] *Raskin A, et. al. The Dawn of Molecular Medicine, Alliance Bernstein 2011*

08

IDENTIFIES SPORADIC BREAST CANCER RISK, INTEGRATING CLINICAL AND GENETIC FACTORS WHAT IS BREVAGen and who are Appropriate Candidates for Testing? Launched commercially in the U.S. in 2011, BREVAGen is a first-in-class, clinically validated, predictive risk test for sporadic breast cancer which examines a woman’s clinical risk factors, combined with seven scientifically validated genetic biomarkers (SNPs) to allow for more personalised breast cancer risk assessment and risk management. Physicians worldwide look largely to family history of breast cancer as an indication of risk in patients for developing this disease. However, more than 80% of women who develop breast cancer have little or no family history of the disease and, BREVAGen is designed to help elucidate risk in this group of women. Specifically, BREVAGen is targeted towards peri – and postmenopausal women, over the age of 35, who have little or no family history of breast cancer but who also harbour one or more known clinical risk factors such as early menstruation, late childbirth, late menopause, a history of atypical or benign breast biopsies. In addition, women designated as having ‘dense breasts’ upon mammographic evaluation are recognised as being at elevated risk of developing breast cancer so these patients are also appropriate candidates for the BREVAGen test. Several U.S. States have enacted legislation which mandates that breast density be documented on mammogram reports, and encouraging physicians to discuss risk profiles and risk reduction strategies with these patients. BREVAGen provides the physician with a tool with which to have that conversation as it will properly identify the high risk women in this category. It is expected that more U.S. jurisdictions will adopt similar legislation in the coming years, increasing awareness of the correlation between dense breast and breast cancer risk amongst healthcare providers, patients and health insurance payers. BREVAGen™ – A CLEARER PICTURE OF BREAST CANCER RISK GENETIC MARKERS CLINICAL RISK BREVAGen™ INTEGRATED RISK X = Average Risk Integrated Lifetime Risk: < 15% Above Average Risk Integrated Lifetime Risk: 15% to 20% High Risk Integrated Lifetime Risk: > 20% Integrated 5-year Risk: = 1.66% GENETIC TECHNOLOGIES ANNUAL REPORT 2014 09

BREVAGen (cont.) BREAST CANCER RISK MANAGEMENT AND THE PERSONALISED BREAST HEALTH PLAN For the physician, BREVAGen provides a more accurate tool for assessing a woman’s personal risk of developing breast cancer. In delivering a percentage score for the risk of developing breast cancer over the next five years and over her lifetime, the result can be used to create an ongoing personalised Breast Health Plan. Physicians will take into account recommendations from the American Cancer Society (ACS) and the American Society for Clinical Oncology (ASCO) that is based on individualised risk scores. They will also look at the patient’s clinical profile and suggest changes to lifestyle factors that will affect overall breast cancer risk. The first part of the advice a physician gives a patient is matching their risk score to a surveillance and early-detection plan, including the possibility of more frequent breast screening and diagnostic imaging studies, and an overall heightened awareness of the importance of breast self-examinations. In addition, the physician may recommend the use of chemoprevention therapies as suggested by ASCO for use in high risk women. The second part of physician advice involves changes to a patient’s lifestyle that may help to reduce breast cancer risk including regular exercise and weight management, smoking cessation, decreased alcohol consumption, and whether or not they use hormone replacement therapy. The breast health plan component of the BREVAGen report is a “roadmap” for the patient and is a vital component of the overall post-testing and ongoing medical management processes. It helps the physician provide both personalised and actionable advice to high-risk women to reduce risk, and either prevent cancer or detect it at an early, treatable stage.  10

ADDITIONAL PEER-REVIEWED RESEARCH FURTHER SUPPORTS THE COST EFFECTIVENESS OF BREVAGEN Continuing the Company’s research and publication milestones through mid-2014, a December 2013 study published in Cancer Prevention Research profiled the cost-effectiveness of the BREVAGen test for breast cancer risk to guide MRI screening. The study, entitled “Cost-effectiveness of a Genetic Test for Breast Cancer Risk,” (Cancer Prevention Research, Vol 6 (12)) employed a simulation model of breast cancer and healthcare processes to represent women in a virtual trial comparing the use of BREVAGen to the traditional Gail model risk (the National Cancer Institute’s BCRAT) alone, categorising patients as either low or high risk. Low risk patients received an annual mammogram, while high risk patients received an annual MRI. Based on the study, the BREVAGen test was most cost-effective when given to patients classified as having an intermediate lifetime risk of breast cancer. For patients with a risk of 16% to 28%, the test resulted in savings of 0.023 quality-adjusted life years (QALYs) per patient at a cost of $163,264 per QALY. These results were sensitive to the age at which the test was given, the discount rate, and the costs of the genetic test and MRI. The cost-effectiveness of using the BREVAGen test for patients with an intermediate Gail risk score is similar to that of other recommended strategies, including annual MRI for patients with a lifetime risk of greater than 20% or BRCA 1/2 mutations. Importantly, the model showed that the BREVAGen test yields a 2.7% reduction in cancer deaths relative to the Gail score alone for patients with a lifetime risk of at least 10%. In March 2014, an economic modeling study, published in Applied Health Economics and Health Policy, entitled “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women With a Previous Breast Biopsy”, demonstrated the cost-effectiveness of BREVAGen to direct tamoxifen chemoprevention therapy. A simulation model of breast cancer and health care processes was used to simulate a population of white women aged 40 - 69, who were at elevated risk for breast cancer due to a history of benign breast biopsy, in a virtual clinical trial. Women were assessed for risk of developing breast cancer using the BREVAGen test to determine eligibility for five years of tamoxifen therapy. The BREVAGen test was most cost-effective when given to patients at an intermediate risk of developing breast cancer (1.2 -1.66% 5-year risk). The results demonstrated that adding information about breast cancer susceptibility loci to current decision models for breast cancer chemoprevention not only improves clinical outcomes (with an average of 15 breast cancer cases prevented per 1,000 women), but is also cost-effective, with an incremental cost-effectiveness ratio below the benchmark number used by U.S. payers of $50,000 per quality-adjusted life year (QALY) saved. PROFESSIONAL GUIDELINES AND POSITION STATEMENTS SUPPORTING FORMAL BREAST CANCER RISK ASSESSMENT AND RISK-REDUCTION INTERVENTIONS In July 2013, the American Society of Clinical Oncology published its updated clinical practice statement in the Journal of Clinical Oncology which more strongly supported the use of selective estrogen receptor modulators and one aromatase inhibitor in postmenopausal women who are at increased risk for breast cancer. The updated statement from ASCO was soon followed in September 2013 by the United States Preventive Services Task Force’s (USPSTF) final recommendation statement on medications for risk reduction of primary breast cancer in women. The Task Force’s recommendation stated that for women older than age 35 who have not been diagnosed with breast cancer, LCIS or DCIS, “after a formal breast cancer risk assessment, women at increased risk should talk with their health care professional about the potential benefits and harms of taking a risk-reducing medication such as tamoxifen or raloxifene.” These evidence-based clinical practice recommendations published during the last year further underscore the need for health care providers in the U.S. to perform a formal, individualised risk assessment for breast cancer using BREVAGen in women older than 35 years of age. TECHNOLOGIES GENETIC TECHNOLOGIES ANNUAL REPORT 2014 11

BREVAGen (cont.) CUMULATIVE U.S. SAMPLES CLUSTER – JUNE 2011 TO JUNE 2014  PAYER CONTRACTING PROGRESS AND ONGOING CLINICAL UTILITY STUDIES SUPPORT IMPROVED BREVAGEN REIMBURSEMENT In August 2013, the Company secured its eighth PPO credentialing agreement with another regional U.S. healthcare network, bringing the cumulative total number of covered lives for which its BREVAGen risk assessment test could be adjudicated as “in-network” to over 102 million. Further improvement in payer reimbursement will be supported by demonstration of the clinical utility of BREVAGen. In 2014 the Company worked with U.S. consultants to develop clinical utility study designs that would be acceptable to Insurers, Payers and physicians, to further demonstrate the clinical value of BREVAGen. Study designs were developed incorporating feedback from medical directors and physicians and collaborators within the clinical community are being identified. Studies are anticipated to commence in late 2014 and provide initial data in mid to late 2015 to allow contracting discussions with Insurers to commence. BREVAGEN IS A PHYSICIAN-ORDERED CLINICAL LABORATORY TEST The BREVAGen test is a simple two-step DNA test that is only available when prescribed by a physician. However, the www.BREVAGen.com website enables women to conduct the first component of the test, the ‘clinical risk factors’, and having the results on hand, use the ‘Find a Doctor’ locator in order to complete the second cheek-swab DNA-collection step and be counseled on their own risk and corresponding ‘breast health plan’. 12

One woman’s experience with BREVAGen: “It saved my life” For one woman in the United States, BREVAGen had a fortuitous and dramatic impact on her life. Cyndi Pierre is a 45-year old former ballet dancer and dance instructor from Arkansas. She is married and the mother of a 16 year old daughter. She is an exercise enthusiast, with a low BMI and weight of 53 kilograms, standing a diminutive 163 centimetres tall. Cyndi has a long history of taking care of herself, being proactive with her health, and reporting to her local breast centre for annual mammograms since the age of 30. Given her family history of breast cancer - Cyndi’s mother had breast cancer at the age of 60, and her sister also had breast cancer at the age of 40 - all three family members were tested for BRCA1/2 mutations, and all three family members tested negative for deleterious mutations in the BRCA1 and BRCA2 genes. So, at the age of 44, Cyndi asked her health care provider in Arkansas what more could be done beyond annual mammography and clinical breast exams to assess and manage her risk. Her healthcare provider suggested a BREVAGen test, which ultimately determined that Cyndi was at increased risk of developing sporadic breast cancer. Her high BREVAGen score was used to lobby her health insurer to cover the cost of a more sensitive breast MRI, and the MRI scan revealed a 9 millimetre wide suspicious nodule in her left breast, which was previously undetected by mammography. A subsequent ultrasound-guided needle biopsy of the suspicious lesion confirmed an ER-positive breast cancer. Cyndi unequivocally proclaims: “I’m here today, because BREVAGen saved my life.” Indeed, Cyndi’s cancer was detected at an early, more treatable stage and, as of this writing, she is cancer-free, and enjoying a vibrant, healthful life. These recent, evidence-based clinical practice recommendations underscore the need for health care providers in the U.S. to perform a formal, individualised risk assessment for breast cancer in women older than 35 years of age, since the aforementioned medications have been shown in randomised controlled trials to reduce the risk of hormone-receptor-positive breast cancer. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 13

BREVA Gen plus. Breast Cancer: What’s My Risk? A Personalized Breast Cancer Risk Assessment Test

A SECOND-GENERATION BREVAGEN AVAILABLE OCTOBER 2014: BREVAGen*plus*

The identification, in 2007, of a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the first commercially available genetic risk test for sporadic breast cancer, BREVAGen. The Company launched the product in July 2011 and the intervening three years have seen rapid progress in both technology and the rate of genetic discoveries, such that the number of SNPs which have now been associated with breast cancer has increased ten-fold. As a result, the Company released the next generation BREVAGen test in October 2014. The new version, called BREVAGen*plus* incorporates an expanded SNP panel, providing an increase in predictive power, and will be validated in African American and Hispanic American populations, thereby increasing the applicable market and simplifying the marketing process in medical clinics and breast centres in the U.S.

The expanded panel of SNPs incorporated into BREVAGen*plus* were identified from multiple large-scale genome-wide association studies and subsequently tested in case-control studies utilising specific Caucasian, African American and Hispanic patient samples. The detailed results of these studies, including the performance improvements over the existing 7-SNP version of BREVAGen, will be reported in several scientific publications to be published in the period following the October 2014 launch of BREVAGen*plus*.

BREVAGen*plus* is a simple in office cheek swab test, no blood is required.



DOMESTIC GENETIC TESTING

For 22 years, the company has been the largest non-government genetic testing operation in the Asia Pacific region

With the launch of BREVAGen and the CLIA certification of the Company's testing facility, alongside its Australian NATA accreditation, the Company is fully accredited to accept test samples from all parts of the world, including the U.S. and Europe. The Company is well positioned to bring to the world what our local customers have experienced for many years; the ability to translate innovative science into tests that truly make a clinical difference.

During 2014, the Directors considered an offer by Specialist Diagnostic Services – a wholly-owned subsidiary of Primary Health Care Pty Limited, to purchase the assets of the Australian genetic testing business, which includes Paternity, Forensics, Animal and Medical testing for the ANZ region. In September 2014, the Company signed a binding Sale and Purchase Agreement with Specialist Diagnostic Services for the sale of the assets of the domestic genetic testing business.

15

GENETIC TECHNOLOGIES ANNUAL REPORT 2014

LICENSING The out-licensing of the Company’s foundational “non-coding” DNA patent portfolio has, historically, formed an important part of its overall business and continues to generate valuable non-dilutive funding for the Company. To date, commercial licenses to the technology have been granted to over 70 commercial licensees, including multi-nationals, biotechnology companies, genetic testing service providers and equipment manufacturers. These licenses have collectively generated $74 million in total revenues for the Company since the licensing program began. Colorado-based lawyer, Sheridan Ross, continues to assist the Company with its licensing and intellectual property activities. As previously reported, following the success of the first and the second assertion law suits in 2010 and 2011, a third assertion suit was initiated on 26 May 2011. Of the initial ten counterparties to this suit five have since entered into Settlement Agreements with the Company, and therefore, five are still pending, being Agilent Technologies Inc., Bristol-Myers Squibb Company, GlaxoSmithKline LLC, Merial LLC and Pfizer Inc. In addition to these, a number of new parties have also been sued, in several U.S. districts. Law suits were being pursued against other parties including Medical Diagnostics Laboratories LLC. Since releasing the 2013 Annual Report, Settlement and License Agreements have been executed with the following U.S. entities: Genesis Genetics Institute LLC, Genelex Corporation, Reprogenetics LLC, Bio-Reference Laboratories, Inc., Promega Corporation and Histogenetics LLC. On 30 September 2013, the Company announced it had received an ExParte Re-Examination Certificate from the USPTO in response to a request for re-examination filed by Merial LLC of Duluth, Georgia, which confirmed the patentability of claims 1-18 and 26-32 and that no amendments had been made to the ‘179 patent. However, the Company noted that on 5 September 2013, Merial filed yet another request with the USPTO for re-examination of the ‘179 patent. This request was also denied and, in February 2014, the USPTO confirmed the patentability of claims 1-15, 17, 18, 26-29 and 32 with no amendments made to the patent. Further, in June 2014, GSK moved to have the Company’s second amended complaint dismissed. In August 2014, the Court issued an order denying GSK’s motion to dismiss. The 2014 financial year has presented further challenges for the Company’s licensing program, including the above mentioned re-examination proceedings for the `179 patent, and also certain changes to U.S. legislation and new interpretations of U.S. case law, all of which have contributed to some delay in reaching various settlements. As previously stated, the Company will actively defend such re-examinations and will also continue to vigorously pursue entities infringing the Company’s proprietary non-coding DNA technology. The Company intends to maintain the momentum of its U.S. assertion program through a re-focused and cost effective manner during the 2015 financial year. 16

NON-CORE ASSETS IMMUNAID™ A New Paradigm in Treating Cancer and Auto-Immune Disease The ImmunAid research has discovered the phenomenon of the “immune cycle” which shows that the immune system switches itself “on and off” in a continuous and repetitive cycle in patients with chronic diseases such as cancer or HIV. ImmunAid researchers believe that chemotherapy may actually be having a greater effect on the background immune system than on the disease itself. In cancer, the “off” switch is controlled by a group of immune cells called T-Regulatory cells. These cells can be manipulated by the accurate and skilful timing of chemotherapy. This is a complete paradigm shift in relation to the relevance of the immune system in the treatment of cancer. In current chemotherapy regimens, where therapy is not timed, a “complete response” (where the treatment is completely effective and the cancer is eliminated) is relatively rare, accounting for perhaps just 7% of cases. However, ImmunAid believes that by utilising the immune cycle to personalise cancer treatment – and by specifically targeting the patient’s “off” T-Regulatory cells – such optimal timing of administration of traditional or new therapeutic agents may significantly improve a cancer patient’s response - and survival. In April 2014, shareholders approved a Share Exchange Agreement, whereby the Jacobson Entities exchanged a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for the 4,500,000 shares in ImmunAid Limited owned by the Company, at an agreed price of $1.35 per share. ImmunAid and the Company also executed an Option Agreement pursuant to which ImmunAid granted to the Company options to acquire a total of 2,250,000 ordinary shares in ImmunAid. Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted. In consideration for the options granted to the Company by ImmunAid, the Company paid ImmunAid an option fee of $500,000, of which approximately $375,000 was satisfied by the forgiveness of outstanding debts that was owed to the Company by ImmunAid. The Company paid the balance owed in cash. RARECELLECT™ Safe and reliable pre-natal testing Current pre-natal testing involves both non-invasive screening and invasive diagnostic testing. Screening uses ultrasound of the foetus along with maternal serum testing and can be performed from 11 to 13 weeks of pregnancy. Although safe, these tests are not reliable, with a generally accepted abnormality detection rate of approximately 80% (i.e. around 20% of abnormalities are not detected). Diagnostic testing requires the removal of foetal material using chorionic villus sampling (from 11 to 14 weeks) or amniocentesis (from 15 to 20 weeks). Although accurate, these tests are invasive and as such carry a significant risk to both the foetus and the mother. Miscarriage rates can be as high as 5%, depending on the skill of the operator and the gestation age. The RareCellect technology sets out to address an unmet medical need in pre-natal testing for risk-free (for both mother and foetus) chromosomal/genetic testing for the foetus at as early as six weeks gestation. Several commercial diagnostic tests based upon circulating foetal DNA derived from maternal plasma are beginning to appear in this space. However, cervical mucus samples provide a better alternative to foetal DNA recovered from maternal circulation, as they have the potential to yield higher quantities of higher quality foetal genetic material. RareCellect’s proprietary sampling device utilises materials and design features to ensure safe, non-traumatic sampling of the optimal region of the cervix to yield foetal genetic material. The Company believes that RareCellect offers an opportunity to successfully penetrate the $2 billion global prenatal testing market. By offering a safe sampling and processing methodology that provides sufficient foetal material for subsequent analysis, it has the potential to displace currently available invasive diagnostic procedures. Amniocentesis and chorionic villus sampling represent an estimated $1 billion per annum market in the U.S. alone. A non-invasive and safe alternative to amniocentesis/CVS could replace and even expand (to lower risk pregnancies) this market. The Company continues to pursue collaboration / out-licensing discussions with international parties central to the field of foetal sampling and testing. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 17

GTECH INTERNATIONAL RESOURCES LIMITED Acquiring an exciting business On 29 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”), had executed a Scheme Merger Agreement (“SMA”) with Sydney- based company, Simavita Holdings Limited (“Simavita”). In October 2014, pursuant to the scheme covered by the SMA, Gtech convened a meeting of its shareholders to approve Gtech issuing new shares to the Simavita shareholders to acquire 100% of the issued capital of Simavita (the “Merger”). The Merger was implemented by way of a scheme of arrangement under the Corporations Act and was completed on 12 December 2013. Simavita is an Australian listed public company based in Sydney, New South Wales which is a global leader in the area of incontinence management. Simavita has developed and commercialized the world’s first instrumented and integrated system of incontinence assessment and management known as SIM™. SIM replaces the unreliable and inaccurate process of manual and subjective incontinence assessment which is currently being used all over the world. There are no known competitors providing integrated and instrumented incontinence assessment. The proprietary SIM technology arose from a concept created by the company’s founder, Australian medical doctor Dr. Fred Bergman, while working with residential aged care facilities (“RACFs”) in Melbourne, Victoria. His observations of the inadequacy of incontinence management in RACFs led him to devote most of his remaining life to the conceptualisation and innovation of the system which is the predecessor of Simavita’s current technology. In 1996, Dr. Bergman filed the first patent application in respect of the technology for the development of SIM to effectively assess and manage incontinence. The current SIM technology is in its 4th generation and it has taken many years of continuous improvement through innovation and extensive customer interface. More than $28 million has been spent developing and commercialising the SIM technology, which is protected by a substantial portfolio of intellectual property, including eight patent families and associated know- how. Sales of SIM have commenced in Australia and Simavita is poised to expand its operations internationally, initially into the United States and then into Canada and selected European countries. It is expected that the core SIM technology platform can be extended into a variety of other health care settings and applications in the future. Further information regarding Simavita and its activities can be found at www.simavita.com. Following the completion of the Merger, the Company held a total of 1.3 million shares, representing approximately 2.2% of Simavita’s total issued capital, at the time. This investment was subsequently monetised by the Company, via the on-market sale of the shares held, in June 2014. 18

PATENT ESTATE

Our current patent portfolio is described below. "Numbers" refers to either provisional, application, publication or patent

INTRON SEQUENCE ANALYSIS

	Country / region	Numbers	Granted	Pending
Intron sequence analysis method for detection of adjacent and remote locus alleles as haplotypes Earliest priority August 25, 1989	Australia	AU654111	■	
		AU672519	■	
	Austria	AT144797	■	
	Belgium	EP414469	■	
	Canada	CA2023888	■	
	Denmark	DK414469	■	
	Europe	EP414469	■	
	France	EP414469	■	
	Germany	DE69029018	■	
		DD299319	■	
	Great Britain	EP414469	■	
	Greece	GR3022410	■	
	Hong Kong	HK1008053	■	
	Israel	IL95467	■	
	Italy	EP414469	■	
	Japan	JP3206812	■	
	Luxembourg	EP414469	■	
	Netherlands	EP414469	■	
	New Zealand	NZ235051	■	
	Singapore	SG47747	■	
	South Africa	ZA9006765	■	
	Spain	ES2095859	■	
	Sweden	EP414469	■	
	Switzerland	EP414469	■	
	United States	US5192659	■	
		US5612179	■	
		US5789568	■	

GENOMIC MAPPING

	Country / region	Numbers	Granted	Pending
Genomic mapping method by direct haplotyping using intron sequence analysis Earliest priority July 11, 1990	Australia	AU647806	■	
	Austria	AT185377	■	
	Belgium	EP570371	■	
	Canada	CA2087042	■	
	Denmark	DK570371	■	
	Europe	EP570371	■	
	France	EP570371	■	
	Germany	DE69131691	■	
	Great Britain	EP570371	■	
	Ireland	IE912426	■	
	Israel	IL98793	■	
	Italy	EP570371	■	
	Japan	JP3409796	■	
	Luxembourg	EP570371	■	
	Netherlands	EP570371	■	
	New Zealand	NZ238926	■	
	South Africa	ZA9105422	■	
	Sweden	EP570371	■	
	Switzerland	EP570371	■	
	United States	US5851762	■	

GENETIC TECHNOLOGIES ANNUAL REPORT 2014
19

PATENT ESTATE (cont.)

PERLEGEN

	Country / region	Numbers	Granted	Pending
Methods for genomic analysis Earliest priority March 30, 2001	Australia	AU785425	■	
	Canada	CA2380047		■
	Europe	EP1246114		■
	Israel	IL148783	■	
	United States	US6969589	■	
		US12/795361		■
Methods for identifying matched groups Earliest priority April 30, 2003	United States	US7124033	■	
Genetic analysis systems and methods Earliest priority January 7, 2002	Australia	AU2003202919	■	
	Belgium	1463840	■	
	Canada	CA2472646	■	
	Denmark	1463840	■	
	Europe	1463840	■	
	France	1463840	■	
	Germany	1463840	■	
	Great Britain	1463840	■	
	Luxembourg	1463840	■	
	United States	US6897025	■	
Life sciences business systems and methods Earliest priority March 26, 2003	United States	US6955883	■	
Life science business systems Earliest priority March 26, 2003	United States	US7427480	■	
Pharmaceutical and diagnostic business systems and methods Earliest priority March 26, 2002	United States	US7135286	■	
Haplotype structure of Chromosome 21 (LQTS) Earliest priority March 30, 2001	United States	US7115726	■	

20

BREVAGen™

	Country / region	Numbers	Granted	Pending
Methods for genetic analysis Earliest priority March 5, 2004	United States	US7127355	■	
		13/749060		■
	Japan	JP2007502088		■
		2013-151528		■
Methods for genetic analysis Earliest priority September 27, 2007	Australia	AU2008304485	■	
	Canada	CA2704152		■
	Europe	08833114.5	■	
	United States	14/030091		■
Markers for breast cancer Earliest priority November 29, 2006	Australia	AU2006320559	■	
		AU2012202265		■
		AU2013203426		■
		AU2013203435		■
	Austria	1954834	■	
	Belgium	1954834	■	
	Canada	CA2631621		■
	China	CN20068005171.0	■	
		CN201310524782.4		■
		CN201310524916.2		■
		CN201310524765.0		■
	Denmark	1954834	■	
	Europe	1954834	■	
		12156416.5		■
		12156418.1		■
		12156417.3		■
		12156415.7		■
	France	1954834	■	
	Germany	1954834	■	
	Great Britain	1954834	■	
	Hong Kong	HK09101235.4	■	
		12112875.1		■
		12112368.5		■
		12112874.2		■
		12112873.3		■
	Iceland	1954834	■	
	Ireland	1954834	■	
	Israel	IL191566	■	
		227562		■
		227563		■
		227564		■
	Japan	JP2008543446	■	
		2013-112566		■
	Luxembourg	1954834	■	
	Netherlands	1954834	■	
	South Korea	KR1020087015808	■	
		10-2013-7020281		■
		10-2013-7031549		■
	Switzerland	1954834	■	
	United States	US12/890272		■
		US12/370972		■
Methods for breast cancer risk assessment Earliest priority 1 June 2009	Australia	2010256343	■	
	Canada	2763500		■
	China	201080033130.5		■
	Europe	10782820.4		■
	Hong Kong	12109000.5		■
	Israel	216627		■
	Japan	2012-513409		■
	Mexico	MX/a/2011/012913		■
	United States	US12/920815		■

21
GENETIC TECHNOLOGIES ANNUAL REPORT 2014

PATENT ESTATE (cont.)

RARECELLECT™ PROJECT

	Country / region	Numbers	Granted	Pending
Fetal cell recovery method Earliest priority March 27, 1990	Australia	AU649027	■	
	Austria	AT194166	■	
	Belgium	EP521909	■	
	Canada	CA2059554	■	
	Denmark	DK521909	■	
	Europe	EP521909	■	
	France	EP521909	■	
	Germany	DE69132269	■	
	Great Britain	EP521909	■	
	Greece	GR3034487	■	
	Ireland	IE910996	■	
	Israel	IL97677	■	
	Italy	EP521909	■	
	Japan	JP2965699	■	
	Luxembourg	EP521909	■	
	Netherlands	EP521909	■	
	New Zealand	NZ237589	■	
	Singapore	SG79188	■	
	South Africa	ZA9102317	■	
	Spain	ES2149760	■	
	Sweden	EP521909	■	
	Switzerland	EP521909	■	
	United States	US5447842	■	
Identification of fetal DNA and fetal cell markers in maternal plasma or serum Earliest priority March 5, 2003	Australia	AU2004217872	■	
	United States	US10/547721	■	
		US13/757527		■
Biological sampling device Earliest priority January 27, 2009	Australia	2010207877	■	
		2013245490		■
	Canada	2787405		■
	China	201080014151.2		■
	Europe	10735423.5		■
	Hong Kong	12105199.4		■
	Israel	514310		■
	Singapore	201105383-2	■	
		201400616-7		■
	United States	13/146376		■
		14/066264		■
Device and method for obtaining a biological sample Earliest priority November 7, 2013	United States	14/074215	■	
	PCT	PCT/AU2014/000454		■
Cell processing and/or enrichment methods Earliest priority February 18, 2008 & July 3, 2008	Europe	EP09712569.4		■
	United States	US12/918015		■
	Canada	2752838		■
Methods for obtaining fetal genetic material Earliest priority April 21, 2009	Australia	2010239131		■
	Canada	2795268		■
	Europe	10766487.2		■
	Israel	215808		■
	Singapore	201107673.4	■	
	United States	13/265485		■
Methods of enriching and detecting fetal nucleic acids Earliest priority December 23, 2009	Australia	2010336017		■
	Canada	2817990		■
	Europe	10838414.0		■
	Hong Kong	13103054.2		■
	Israel	220560		■
	United States	13/518454		■

22

ANCESTRAL HAPLOTYPES

	Country / region	Numbers	Granted	Pending
Genetic analysis Earliest priority November 1, 1991	Europe	EP660877	■	
	France	EP660877	■	
	Germany	DE69232726	■	
	Great Britain	EP660877	■	
Method for determining ancestral haplotypes using haplospecific geometric elements within the major histocompatability complex multigene cluster Earliest priority November 1, 1991	United States	US6383747	■	

ATHLETIC PERFORMANCE

	Country / region	Numbers	Granted	Pending
ACTN3 genotype screen for athletic performance Earliest priority September 16, 2002	Australia	AU2003258390	■	
	Canada	CA2499084	■	
	China	03825166.3	■	
	Europe	EP1546403	■	
	France	EP1546403	■	
	Germany	EP1546403	■	
	Great Britain	EP1546403	■	
	India	IN216886	■	
	Japan	2004-534867	■	
	New Zealand	NZ538890	■	
	Russia	RU2388829	■	
	United States	US7615342	■	

LABORATORY TECHNIQUES

	Country / region	Numbers	Granted	Pending
Internal standards for electrophoretic separations Earliest priority July 11, 1990	Austria	AT159589	■	
	Europe	EP466479	■	
	France	EP466479	■	
	Germany	DE69127999	■	
	Great Britain	EP466479	■	
	Japan	JP4232850	■	
	Sweden	EP466479	■	
	United States	US5096557	■	

23
GENETIC TECHNOLOGIES ANNUAL REPORT 2014

STATUTORY REPORTS FOR THE YEAR ENDED 30 JUNE 2014 25 DIRECTORS’ REPORT 53 CORPORATE GOVERNANCE STATEMENT 61 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 62 CONSOLIDATED BALANCE SHEET 63 CONSOLIDATED STATEMENT OF CASH FLOWS 64 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 65 NOTES TO THE FINANCIAL STATEMENTS 108 DIRECTORS’ DECLARATION 109 AUDITOR’S REPORT 111 AUDITOR’S INDEPENDENCE DECLARATION 112 CORPORATE INFORMATION 113 ASX ADDITIONAL INFORMATION 115 GLOSSARY 24

DIRECTORS’ REPORT The Directors submit their Report for the year ended 30 June 2014. DIRECTORS The names and details of the Directors of Genetic Technologies Limited who held office during the 2014 financial year and until the date of this Report are stated below, as are the periods during which they served. Directors in office as at the date of this Report Dr. Malcolm R. Brandon BScAgr, PhD (Non-Executive) In office from 1 July 2013 up to the date of this Report Dr. Brandon, 67, was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012. He also served as Chairman of the Company’s Audit Committee until 12 December 2013 and as a member of the Company’s Corporate Governance Committee since 12 December 2013. He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of technologies. As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products. Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed cattle, sheep and horses and to preserve the genetics of elite animals. Dr. Mervyn Cass MBBS (Non-Executive) In office from 1 July 2013 up to the date of this Report Dr. Cass, 73, was appointed to the Board on 30 September 2011 and also serves as a member of the Company’s Audit Committee and as Chairman of the Corporate Governance Committee. Dr. Cass is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice in Port Melbourne, accepted the appointment as Medical Director of a plastic surgery centre in 1996. He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medical biotech company associated with RMIT University. He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice and is a former member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community. Dr. Paul A. Kasian PhD, MBA (Non-Executive) In office from 12 December 2013 up to the date of this Report Dr. Kasian, 57, was appointed to the Board on 12 December 2013 and also serves as a member of the Company’s Corporate Governance Committee. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr. Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne. Grahame Leonard, AM BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive) In office from 29 November 2013 up to the date of this Report Mr. Leonard, 73, was appointed to the Board on 29 November 2013 and also serves as chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include Commissioner, Victorian Multicultural Commission and Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog). GENETIC TECHNOLOGIES ANNUAL REPORT 2014 25

DIRECTORS’ REPORT (cont.) DIRECTORS (cont.) Professor Ian McKenzie PhD, MD, FRACP (Non-Executive) In office from 29 November 2013 up to the date of this Report Professor McKenzie, 77, was appointed to the Board on 29 November 2013 and also serves as a member of the Company’s Corporate Governance Committee. He trained at the Royal Melbourne Hospital, the Massachusetts General Hospital Boston, the Jackson Laboratory in Bar Harbor, Maine USA, the Austin Hospital Melbourne and the University of Melbourne where he established a “Centre of Excellence”. He was Founding Director of the Austin Research Institute (ARI) where his research led to the formation of Prima Biomed Limited. Professor McKenzie’s major contributions are described in more than 700 papers on transplantation, cell surface antigens and the diagnosis and therapy of cancer. He has been a Board member of CRC and Prima Biomed Limited, and brings to the Company expertise in Biotechnolgy and its commercialisation. David Carter B.Ec, LL.B (Hons), LL.M (Monash), BCL (Oxford) In office from September 24, 2014 (subsequent to balance sheet date) up to the date of this Report Mr. Carter, 60, was appointed to the Board on September 24, 2014. Mr. Carter is an experienced company director, corporate lawyer and adviser. Mr. Carter has been an international partner of one of the world’s largest law firms and has extensive legal and management experience. He has been a director of a number of listed company boards, a chairman of two, and chair of two audit and risk and nomination and remuneration committees. Mr. Carter is currently a director of Thorn Group Limited (ASX Listed) (immediate past Chair), Glutagen Pty Ltd; and In:Capital Pty Ltd. Other companies where he has acted as a director include VENCorp Ltd (the public corporation responsible for managing the gas and electricity market and transmission grid in Victoria), Azure Healthcare Limited (Chairman) (ASX Listed), and the not for profit company, Diabetes Australia Victoria Limited. Mr. Carter has significant practical corporate governance experience through his role as a director and his legal advisory roles. He has good relationships within participants in financial markets and is focused on strategic development and shareholder value. Dr. Lindsay Wakefield M.B.B.S In office from September 24, 2014 (subsequent to balance sheet date) up to the date of this Report Dr. Wakefield, 56, was appointed to the Board on September 24, 2014. Dr. Wakefield started Safetech in 1985. In 1993, he left Medicine to become the fulltime CEO of the Company. Over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year. In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Dr. Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level. Also during the financial year, Mr. Tommaso Bonvino and Mr. Benjamin Silluzio both served as Directors of the Company from the beginning of the year until their resignation on 29 November 2013. 26

DIRECTORS (cont.) Company Secretary Bronwyn Christie B Com, CPA, Grad.Dip.Corp.Gov. In office from 1 March 2014 up to the date of this Report Mrs. Christie was appointed as the Group’s Financial Controller on 11 March 2008 and as its Company Secretary on 1 March 2014. Mrs. Christie is a Graduate of Melbourne University, a Certified Practicing Accountant and a member of the Governance Institute of Australia. Bronwyn comes to this role with over 25 years of experience in financial reporting, taxation, international business, foreign currency management, mergers and acquisitions and other aspects of finance gained through her various financial management roles. Previous roles have included Company Secretary and Public Officer at BASF Australia Ltd, a subsidiary of the world’s leading chemical company. Also during the financial year, Mr. Thomas Howitt served as the Company Secretary of the Company from the beginning of the year until his resignation on 10 March 2014. Interests in the shares and options of the Company and related bodies corporate As at the date of this Report, the following Directors hold an indirect beneficial interest in the shares of the Company: • Grahame Leonard 3,000,000 shares • Dr. Mervyn Cass 577,834 shares • Dr Paul Kasian 256,410 shares • Dr. Lindsay Wakefield 14,916,746 shares Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 27

DIRECTORS' REPORT (cont.)

OPERATING AND FINANCIAL REVIEW

Corporate structure

Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group's corporate structure as at the date of this Report:


Genetic Technologies Limited
GeneType Corporation
100%
RareCellect Pty. Ltd.
100%
GeneType Pty. Ltd.
100%
Genetic Technologies Corporation Pty. Ltd.
100%
Phenogen Sciences Inc.
100%
GeneType AG
100%

Group overview

Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L. The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995. On 15 October 1999, the Company changed its status from a no liability company to a company limited by shares and, on 29 August 2000, it completed the acquisition of GeneType AG, a Swiss private company. GeneType AG had been formed in 1989 by Dr. Mervyn Jacobson and Dr. Malcolm Simons after they met and resolved to test the hypothesis that the non-coding or "junk" regions of DNA were in reality not "junk", but a valuable and highly ordered reservoir of useful genetic information, a fact which had been overlooked by the scientific community up until that time. Following the acquisition of GeneType AG, the Company changed the nature of its business from mining to biotechnology and changed its name to Genetic Technologies Limited.

The Company has since established a fee-for-service genetic testing business that has become the largest non-government operation of its type in Australia. The business performs a wide variety of genetic tests on humans and animals which includes human diagnostics, forensics and animal pedigree tests. With the acquisition by the Company in April 2010 of the BREVAGen™ breast cancer risk test from the US, the Company launched its first test into a global market in June 2011. The Company also conducts a successful out-licensing program in respect of its non-coding DNA technology and supports a late-stage research project.

Principal activities

The principal activity of the entities within the Group during the financial year was the provision of genetic testing services. The Company also conducted out-licensing of its intellectual property relating to "non-coding DNA" and research and development in the areas of genetics and related fields.

During the 2011 financial year, the Company's US subsidiary, Phenogen Sciences Inc., established a sales and distribution operation based in Charlotte, North Carolina from which the Group's BREVAGen breast cancer risk test was launched into the US marketplace.

There were no significant changes in the nature of the Group's activities during the financial year.

Result

During the 2014 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations and other revenues, of $5.5 million, representing a 34% decrease over the corresponding figure for the 2013 financial year of $8.4 million. The increased loss for the year of $10.1 million was principally attributable to a decrease in the revenue from license fees and royalties and annuities received during the financial year of $3.9 million. There were offsetting increases / gains ie one-off gain on deconsolidation of subsidiary of $0.7 million and an increase of $1.4 million from the US of the Company's lead product, BREVAGen.

28

OPERATING AND FINANCIAL REVIEW (cont.) Going concern and fundraising In the Auditor’s Report for the year ended 30 June 2014, PricewaterhouseCoopers has included an Emphasis of Matter regarding continuity as a Going Concern. In this section of the Report, the Auditors note certain disclosures made by the Company in Note 2(a) under the heading Going Concern. In relation to these disclosures, the Company advises that: 1. In September 2014, the Company completed a successful private placement of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors which raised a total of $2,150,000, before the payment of associated costs. 2. Also in September 2014, the Company signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash. Assuming all conditions are met, settlement of the transaction is expected to occur within the next month. Dividends and distributions No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid. Review of operations Capital raising During August 2013, the Company completed the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share, raising a total of $3,000,000, prior to the payment of one-off transaction costs. A further $4,000,000 was received by the Company under its Share Purchase Plan (“SPP”), during October and November 2013, before the payment of associated costs. At the same issue price of $0.072 per share (and after allowing for rounding), this resulted in the issue of a further 55,555,635 ordinary shares in the Company. Convertible notes On 10 September 2013, the Company announced that it had executed documents with Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. (“Ironridge”), in respect of redeemable convertible notes to raise USD 5,000,000 (the “Notes”). The details of the Notes were provided to all shareholders in a Notice of Extraordinary General Meeting at which approval for the issue of the Notes was sought from shareholders. This approval was subsequently received on 29 November 2013. On 23 December 2013, the Notes were drawn down and the Company received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs. As at 30 June 2014, Notes with a face value of USD 3,250,000 had been converted by Ironridge in return for which Ironridge received 117,161,871 ordinary shares (including ordinary shares issued in lieu of interest payment and an interest true-up adjustment). Subsequent to balance date, further conversion notices were received from Ironridge in respect of Notes with a face value of USD 900,000. These were converted in return for which Ironridge received 54,187,950 ordinary shares (including ordinary shares issued in lieu of interest payment). Refer below for details. BREVAGen™ breast cancer risk test Test samples received Since launching its BREVAGen test in the US market in July 2011, the number of test samples received in each of the subsequent ten quarters has increased. The start of CY14 however, brought with it severe winter weather conditions across large tracts of the US and this restricted patient and physician physical access to medical centres and willingness to attend for anything other than urgent medical care. Further to this challenge, the holiday period coincided with the introduction of the Affordable Care Act, so-called ObamaCare, which created uncertainty in patients’ understanding of their out-of-pocket expense liability that also restricted the uptake of BREVAGen. As a result, the number of test samples received in the March 2014 quarter, was, for the first time since launch, lower than that of the previous quarter. In the following quarter, the company saw a return of patients to doctors’ offices and improved preparedness to take preventative care decisions, resulting in a return to growth in BREVAGen test samples received during the quarter ended 30 June 2014. Total patient samples received during the quarter were 1,096, representing 37% growth over the March 2014 quarter (800 samples). Total samples received for the year of 3,935 was more than double that received in the previous corresponding period, representing an increase of more than 150%, reinforcing the Company’s decision to place increased focus on breast centres, radiology groups and high-population, health-conscious territories and this continued focused activity is anticipated to result in further growth over the coming quarters. Further, as a result of both increased test sample numbers and positive reimbursement changes since 1 January 2013, total sales revenue for the year increased by more than 400% over the previous corresponding period. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 29

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Review of operations (cont.) BREVAGen™ breast cancer risk test (cont.) Test samples received (cont.) As at 30 June 2014, the Company now has enough historical data to use to enable it to determine a reliable estimate of the amount of revenue expected to be received. Accordingly the Group now recognises the revenue on the BREVAGen test on an accruals basis. A one-off adjustment to increase revenue at this date was made for $446,000. New York State On 30 August 2013, the Company announced that it had received its Clinical Laboratory Permit from the New York State Department of Health. This permit, which allows the Company to offer the BREVAGen test to residents of New York State, completed the final out-of-state licensure allowing the Company to provide testing services to all 50 US states. The Company is now able to meet requests received from New York physicians to provide the BREVAGen test to patients as part of their clinical practice and Phenogen Sciences Inc. (Genetic Technologies’ US subsidiary) has now appointed its first representative to cover this State, with a particular emphasis on New York City. Further expansion of the Company’s credentialing program Credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”. A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator. Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as Phenogen Sciences) contract directly with the PPO. Contracts with PPOs are fundamental to having claims for the BREVAGen test adjudicated as “in-network”. During the year, the Company announced that, through Phenogen Sciences, it had executed a further agreement with InterWest Health to use the InterWest provider network. The execution of this agreement takes to eight the number of such PPO agreements that the Company has now entered into. As at the date of this Report, the cumulative total number of covered lives for which its BREVAGen risk assessment test could be adjudicated as “in-network” is more than 102 million. The positive impact of this activity has been demonstrated in reviewing reimbursement payments received in respect of the BREVAGen test since its launch. The average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out-of-network”, with the time taken to collect the funds also being materially shorter. Once in-network, the Company receives improved cash flow via faster payment while still obtaining an acceptable level of reimbursement and reducing the costs incurred through appealing denials. Once BREVAGen sample volumes reach a significant level and Genetic Technologies has gathered the necessary additional clinical utility data, the Company intends to approach insurers directly to contract. Credentialing contracts have now been executed between the Company and InterWest Health, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network. Reimbursement Up until the end of the 2012 calendar year, insurance claims for BREVAGen were submitted using the so-called “code stack” of CPT methodology codes. Reimbursement under this regime was positive, with a low percentage of denials and appeals. However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”. As a result of these changes, the Company now uses a Miscellaneous Code when submitting claims for reimbursement from insurers. As part of this transition, the list price for the BREVAGen test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack. Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGen test under its “Patient Protection Program”. Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate the claim and thus increasing the time taken to receive reimbursement. 30

OPERATING AND FINANCIAL REVIEW (cont.) Review of operations (cont.) BREVAGen™ breast cancer risk test (cont.) Cost effectiveness studies to improve reimbursement outcomes Further to the publication in the journal of Cancer Prevention Research, Vol 6 (12) dated 5 December 2013: pp 1328–36, demonstrating the cost effectiveness of the BREVAGen test to guide MRI screening, an additional paper has been published demonstrating the cost effectiveness of the BREVAGen test to direct chemoprevention. On 7 March 2014, GTG announced the publication in the journal Applied Health Economics and Health Policy Vol 12 (2): pp 203–17, of a study entitled “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy”. This study was a collaborative project between the Company and Archimedes Inc. of San Francisco, a healthcare modelling and analytics organization. The study examined the cost-effectiveness of utilising BREVAGen to direct tamoxifen chemoprevention. An in-silico model of breast cancer and health care processes was used to simulate a population of white women aged 40-69, who were at elevated risk for breast cancer due to a history of benign breast biopsy, in a virtual clinical trial. Women were assessed for risk of developing breast cancer using the BREVAGen test to determine eligibility for five years of tamoxifen therapy. The BREVAGen test was most cost-effective when given to patients at an intermediate risk of developing breast cancer (1.2 - 1.66% 5-year risk). The results demonstrated that adding genetic information about breast cancer susceptibility loci to current decision models for breast cancer chemoprevention not only improves clinical outcomes (with an average of 15 breast cancer cases prevented per 1,000 women), but is also cost-effective, with an incremental cost-effectiveness ratio below the benchmark number used by US payers of $50,000 per quality-adjusted life year (QALY) saved. Clinical utility studies are currently being designed and will be commenced during the latter part of 2014. The data obtained in these studies will be utilised in the direct contracting discussions with Insurers and self-insured employer groups. Further validation studies supporting BREVAGen The Company continues to actively progress research programs with leading international academic collaborators to confirm the utility of genomic risk assessment in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGen test. New Product Development Planning is well progressed and the Company is on target to release “BREVAGenplus” in Q4, CY14. The new version of BREVAGen incorporates an expanded SNP (Single Nucleotide Polymorphism) panel, providing an increase in the predictive power of the test. Importantly, it will also be validated in Hispanic and African American women populations, thereby increasing the applicable market and simplifying the marketing process for BREVAGen in clinics and breast centres. The launch of this next generation BREVAGen, is anticipated to result in accelerated sample test volume growth. Australian heritage businesses The 2014 financial results for the Company’s Australian genetic testing businesses exceeded budget expectations. These well-established “heritage” businesses, which comprise the provision of a wide range of medical, paternity, forensic and animal genetic tests, continued to maintain dominant positions in a number of their respective markets, despite some considerable price competition from several competitors. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 31

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Review of operations (cont.) Licensing and IP Assertion programs The Company is asserting actions against a number of different companies in 4 different States in the U.S. On 24 December 2013, the Company reported that efficiencies in both legal resources and court times have been achieved by consolidating 4 cases, pending in the district of Delaware, in front of the same judge. The consolidation includes significant cases against companies such as Bristol Myers Squibb and Pfizer. These cases are awaiting scheduling orders but have been deferred until the court has ruled on 2 pending invalidity motions brought by 3 of the parties in September 2013 and in February 2014. On 12 March 2014, the Company announced that a further consolidation had been achieved in the Northern District of California where, following the transfer of the Natera case, it has been consolidated, for at least some of the proceeding with the Agilent case. Following the court’s ruling in favour of the Company, - denying the motion to dismiss based on invalidity, issued on 9 March 2014 -case scheduling and discovery procedures are underway. In the Glaxo-SmithKline LLC (“GSK”) case in the District of North Carolina, the Company has filed a second amended complaint introducing infringement activities related to a second Company patent. Subsequently, GSK has filed a motion to dismiss based on the familiar invalidity arguments raised by other parties. Further court activities will again be deferred until the ruling of the Judge in this matter. During the year, the Company announced that it had executed agreements with Genesis Genetics Institute LLC, Genelex Corporation, Reprogenetics LLC, Bio-Reference Laboratories, Inc. and Promega Corporation. Other licensing activities There are no updates to report relating to the remaining U.S or European cases. Other commercial assets As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to sell, out-license or co-develop other assets and technologies in which the Group has an interest. ImmunAid and transactions with Dr. Mervyn Jacobson On 18 December 2013, the Company announced that entities associated with the Company’s founder and largest beneficial shareholder, Dr. Mervyn Jacobson (collectively, the “Jacobson Entities”), had entered into transactions which, when completed, will result in the disposal by them of 105,937,500 shares in the Company. Subsequent to that date, the Jacobson Entities disposed of 30,000,000 shares in the Company. The Jacobson Entities and the Company entered into a binding Share Exchange Agreement (“Agreement”) pursuant to which, subject to shareholder approval, the Jacobson Entities will exchange a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for 4,500,000 shares in ImmunAid Limited (“ImmunAid”) owned by the Company at an agreed price of $1.35 per share. The Jacobson Entities will not be entitled to vote at the Company shareholder meeting to consider the approval of this Agreement. ImmunAid and the Company have also executed an Option Agreement pursuant to which ImmunAid will, when completion occurs under the Agreement, grant to the Company options to acquire a total of 2,250,000 ordinary shares in ImmunAid. Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted. In consideration for the options granted to the Company by ImmunAid, the Company paid ImmunAid an option fee of $500,000, of which approximately $375,000 was satisfied by the forgiveness of outstanding debts currently owed to the Company by ImmunAid. The Company paid the balance owed on the option fee in cash. 32

OPERATING AND FINANCIAL REVIEW (cont.) Review of operations (cont.) Other commercial assets (cont.) ImmunAid and transactions with Dr. Mervyn Jacobson (cont.) On 13 March 2014, the Company released the notice of the Extraordinary General Meeting of shareholders and Sample Proxy for the Meeting. The notice of meeting also included the Independent Expert’s Report which was required to show that all of the transactions above are fair and reasonable to Non-Associated Shareholders. On 17 April 2014, the shareholders voted on the special resolution to approve the selective capital reduction by the Company and the disposal by the Company of shares in ImmunAid. The resolution was passed on a show of hands. On 16 May 2014, the Company announced the completion of Share transactions with Dr Mervyn Jacobson, at which time, the then number of ordinary issued shares in the Company was reduced by 11.4%, from 664,769,002 to 588,831,502, following the cancellation of the shares acquired from the Jacobson Entities. Following the transaction, the Jacobson Entities were left with a total holding of 30,536,184 ordinary shares in the Company, representing 5.19% of the Company’s then total issued capital. Gtech International Resources Limited On 12 December 2013, the Company announced that its former Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”) had completed its acquisition of Sydney-based company Simavita Holdings Limited (“Simavita Holdings”), as originally disclosed by the Company to the ASX on 30 July 2013. As part of the transaction, in which Simavita Holdings raised approximately $14.3 million via the issue of approximately 34.9 million new shares at an issue price of $0.41 per share (before the payment of costs and the repayment of certain debts), Gtech changed its name to Simavita Limited (“Simavita”). The shares of Simavita commenced trading on the TSXV, under the trading symbol “SV”, on 6 December 2013. On 9 December 2013, Simavita lodged documents with the ASX pursuant to which it will also seek a listing of CHESS Depositary Interests (“CDIs”) on the ASX. The Simavita CDIs were listed on the ASX, under the ASX code “SVA”, on 20 February 2014. Immediately following the completion of the acquisition, Genetic Technologies Limited held a total of 1,306,166 shares in Simavita, representing approximately 2.2% of that company’s total issued capital. As a result of the transaction, Gtech was deconsolidated from the GTG Group and a number of changes were made to the Board of that company to reflect the new ownership. The retained equity interest was recorded as an available for sale financial asset but has since been sold prior to balance date. RareCellect™ Discussions with companies interested in pursuing potential commercial collaborations are continuing. Review of financial condition Capital structure As at the date of this Report, the Company had a total of 668,106,442 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the NASDAQ Capital Market in the USA via the Company’s ADRs (American Depositary Receipts). Also at that date, there were 14,650,000 unissued ordinary shares in the Company under option. As at the date of this Report, no ordinary shares were subject to escrow. Treasury and related policies The Company has in place a formal Cash Management Policy. The Company follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 33

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Review of financial condition (cont.) Cash provided by operations During the financial year, the consolidated net cash outflows used in operations were approximately $11.0 million. This result compared to the net cash outflows from operations from the prior financial year of $7.52 million. Overall, the Group’s consolidated cash assets decreased by approximately $1.11 million during the 2014 financial year. Liquidity and funding As at 30 June 2014, the Company also had corporate credit card facilities with National Australia Bank Limited and Bank of America, which had total credit limits of $150,000 and $120,157, respectively. As at that date, a total liability outstanding in respect of these credit card facilities was $26,577. Cash and cash equivalents, as at 30 June 2014, was $2,831,085. Significant changes in the state of affairs Executive Moves and Appointments On 15 October 2013, the Company announced that Ms. Alison Mew would step aside from her responsibilities as the Company’s CEO for a period of three months for personal, health-related reasons. On 7 January 2014, the Company announced that this arrangement had been extended until 31 March 2014. Ms Mew returned to full-time work to resume her position of Chief Executive Officer, as from Tuesday, 1 April 2014. Mr. Eutillio Buccilli was appointed as Chief Financial Officer, effective 2 June 2014, replacing Mr. Thomas Howitt who resigned his position as Chief Financial Officer and Company Secretary effective, 28 March 2014. Options On 11 September 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company to employees. The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.105 at any time up to, and including 18 July 2018, subject to certain vesting conditions. Annual Report and AGM On 25 October 2013, the Company released its 2013 Annual Report and Notice for the 2013 Annual General Meeting of shareholders (“AGM”) which was held at 10.45 am on Friday, 29 November 2013 at “Treetops” Melbourne Museum. All resolutions that were put before the shareholders at the AGM were passed. Changes to the Board of Directors On 29 November 2013, following the conclusion of the Company’s 2013 AGM, Prof. Ian McKenzie and Mr. Grahame Leonard were appointed as Directors of the Company. At the conclusion of the AGM, two former Directors, Mr. Tommaso Bonvino and Mr. Benjamin Silluzio, ceased to be Directors of the Company. On 12 December 2013, Dr. Paul Kasian was appointed as a Director of the Company. On 24 September 2014, (subsequent to balance sheet date) Mr. David Carter and Dr. Lindsay Wakefield were appointed as Directors of the Company. There were no other significant changes in the state of affairs that are not described elsewhere in this report. 34

OPERATING AND FINANCIAL REVIEW (cont.) Significant events after balance date Convertible Notes Subsequent to 30 June 2014, Redeemable Convertible Notes with a face value of USD 1,300,000 were converted in return for which Ironridge received 85,825,590 ordinary shares (including ordinary shares issued in lieu of interest payment and true-up adjustment). As a result of this conversion, the face value of the remaining Notes has been reduced to USD 450,000 as at the date of this Report. Options On 31 July 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company to employees. The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.04 at any time up to, and including 31 May 2019, subject to certain vesting conditions. Licensing On 26 August 2014, the United States District Court for the Middle District of North Carolina last week issued an Order denying a motion brought by GlaxoSmithKline, LLC (GSK) to dismiss the patent infringement law suit brought against it by GTG. This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied. Notice of EGM On 28 August 2014 the Company released the Notice for an Extraordinary General Meeting of shareholders (the “Meeting”), together with a Sample Form of Proxy for the Meeting. As detailed in the Notice, the Meeting will be held at 10.00 am on Tuesday, 30 September 2014, (Melbourne time) at the Company’s offices. Nasdaq notice On 3 September 2014, the Company announced that it received a letter dated 29 August 2014, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days, prior to 28 August, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”).The letter stated that in accordance with the Rules the Company has 180 calendar days, or until 25 February 2015, to regain compliance. The issuance of such notices, by Nasdaq, are a matter of procedure, with the Company currently considering its position and the options available in order to regain compliance. Financing and plans for restructure On 15 September 2014, the Company, announced plans to restructure and realign its group activities. The changes announced will enable the Company to focus its strategy on the US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen. The restructure and realignment of group activities follows a recent review of operations by the Company aimed at supporting the Company’s US MDx strategy. The core plans approved by the Board include: the sale / divestment of non-core assets; the realignment of internal cost structures through a disciplined approach to cost management and capital allocation being driven by the recently appointed CFO; a board restructure, including the appointment of new directors, to support and enhance Company’s focus on the US MDx market; and a proposed Company name change to represent a MDx focus. The plans being implemented are expected to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 35

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Significant events after balance date (cont.) In support of these plans, the Company finalised the raising of $2.15M financing via the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. The Notes will carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will also be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP). The Notes will also carry free attached options to purchase further shares in the Company (Options) and will be subject shareholder approval. Shareholder approval for the conversion under Notes and the grant of the Options will be sought at a General Meeting. The funds raised under the financing will be used to support Genetic Technologies’ short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused US MDx strategy. Sale of heritage Australian Genetics business On 22 September 2014, the Company announced that it had signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash. Assuming all conditions are met, settlement of the transaction is expected to occur within the next month. The divestment of the Australian Genetics business follows the Company’s announcement on 15 September 2014, of plans to sell non-core assets and focus business activities on the US MDx market and commercialisation of the Company’s lead breast cancer risk test BREVAGen. Appointment of two new Directors On 24 September 2014, the Company announced the appointment of Mr. David Carter and Dr. Lindsay Wakefield as Non-Executive Directors of the Company on “casual appointment”, in that the new appointees will then be required to submit themselves for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution. Results of EGM On 30 September 2014, at an Extraordinary General Meeting, shareholders were asked to consider and, if thought fit, to pass the following resolutions: 1. Ratification prior issue of shares under the Ironridge Convertible Note 2. Approval issue of further shares under the Ironridge Convertible Note The two resolutions were put before the shareholders and were passed on a show of hands. Apart from these events, there have been no other significant events which have occurred after balance date. Business strategy, future developments and prospects During the 2015 financial year, the Group will focus on the expansion of its genetic testing business, with emphasis on the sale and distribution of the BREVAGen breast cancer risk test in the US through its wholly-owned US subsidiary, Phenogen Sciences Inc. The launch of the next generation test, BREVAGenplus, in the US, is planned for October 2014, to coincide with Breast Cancer Awareness Month. BREVAGenplus has been developed with an expanded SNP panel to provide a better and more accurate risk assessment, and will be applicable to African American and Hispanic women, alongside the Caucasian population. Further development of the Key Opinion Leader speaker program will be conducted following the launch of this new test that will be accompanied by public relations and promotional activities in target market areas including comprehensive breast and imaging centres. Clinical utility studies will be commenced in partnership with key breast centres, to demonstrate the value of BREVAGen in the management of patients in the clinical setting. These studies are important to engage with the private insurers for coverage decisions that assist in reimbursement. Further, the data generated will be useful in promoting adoption in additional breast and imaging centres. Finally, and as part of Genetic Technologies’ refocused commercialisation strategy on MDx, the Company, in conjunction with its US assertion partner, will continue to maintain its patent assertion program in the United States, in a targeted and cost-effective manner in an effort to secure additional licenses to its proprietary non-coding technologies. The Company will also continue its efforts to divest the technology contained within the RareCellect project. 36

OPERATING AND FINANCIAL REVIEW (cont.) Legal matters Other than those described elsewhere in this Report with respect to the Company’s ongoing licensing assertion program, there are no legal matters affecting the Company as at the date of this Report. Financial analysis Income statement During the 2014 financial year, the Company’s reported loss after income tax increased from $9,349,483 in the prior year to $10,134,469. Information relating to this movement is provided below. Revenues from continuing operations (which include fees from the sale of genetic testing services) increased by 35%, or $1,187,097 as compared to the 2013 financial year. This increase was primarily due to the increase in sales of the Company’s new BREVAGen breast cancer risk assessment test in the USA, which increased by 411%. During the 2014 financial year, following the deconsolidation of former Canadian subsidiary Gtech International Resources Limited, a one-off gain on deconsolidation of $761,361 was recorded in the Company’s income statement. During the financial year ended 30 June 2013, there were no such comparative transactions. Other revenue includes the fees generated from the granting of licensing to the Company’s proprietary non-coding technologies. During the 2014 financial year, the Company’s licensing revenues were $863,832 which represented a decrease of 82% as compared to the result from the previous year of $4,784,913. The associated commission payable decreased accordingly from $1,209,865 to $129,749. Other revenue also included interest received which decreased by 47% from $217,441 to $116,047 due to the decrease in interest rates. During the 2013 financial year the Company received its first research and tax credit of $181,036 in cash which was reported under the heading other income and expense. In the 2014 financial year the Company changed from reporting this revenue on a cash basis to an accrual basis thereby increasing the amount reported to $358,395. Fees that were paid to US Physicians as part of the Group’s expanding speaker program to promote its BREVAGen breast cancer risk test increased during the 2014 financial year by 163% to $503,425. Employee benefits expenses paid to the US employees increased by 52%, or $1,085,780, during the 2014 financial year due to the hiring of additional employees to grow the BREVAGen business across the US states. Other one-off items which contributed to the increase in the Company’s loss from the prior year included: $691,649 in finance costs that related to the establishment of the convertible note facility included in the balance sheet under borrowings; $648,374 in fair value losses on financial liabilities at fair value through profit or loss that related to the year-end valuation of the convertible note facility included in the balance sheet under borrowings; 295,533 in fair value gains on financial assets at fair value through profit or loss that related to the year-end valuation of the ImmunAid option fee included in the balance sheet under financial assets at fair value through profit and loss. Balance sheet As at 30 June 2014, the Company’s balance of cash and cash equivalents was $2,831,085 (2013: 1,721,293). Performance bonds and other deposits of $2,949 (2013: $209,296) included a bond with a German Court of $206,259 in the 2013 financial year which was returned to the Company in the 2014 financial year. As at 30 June 2014, the Company had disposed of its investments accounted for using the equity method (2013: $3,932,384) on completion of the share transactions in which the Jacobson Entities (the Company’s major shareholder) exchanged a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for the Company’s 4,500,000 shares in ImmunAid Limited at an agreed price of $1.35 per share. As part of the same transaction the Company acquired a financial asset at fair value through profit and loss ($795,533) via the granting to the Company of a total of 2,250,000 options to acquire ordinary shares in ImmunAid at a price of $1.35 per share at any time during the three years from the date on which the ImmunAid Options are granted. Statement of cash flows The total net operating and investing cash outflows for the year were $10,754,713 (2013: $7,695,431) and included costs associated with the Company’s US subsidiary Phenogen Sciences Inc. of $5,671,000. Net cash inflows from financing activities of $11,922,964 included $6,341,502 from the issue of ordinary shares net of transaction costs and $5,581,462 from the proceeds of borrowings. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 37

DIRECTORS’ REPORT (cont.) OPERATING AND FINANCIAL REVIEW (cont.) Earnings / (loss) per share 2014 2013 Basic earnings / (loss) per share (cents per share) (1.76) (1.97) Diluted earnings / (loss) per share (cents per share) (1.76) (1.97) Material business risks The Group operates in the biotechnology sector. Any investment in this sector is considered to be high risk in nature. The Group is subject to normal business risks including, but not limited to, exchange rate fluctuations; the condition, liquidity and volatility of global securities markets; changes in government policy and legislation (particularly in Australia and the USA); and potential litigation, all of which are largely outside the control of the Company’s Board and Management. Other risks that are more specific to the Company, the sector in which it operates and its underlying business activities include: Financial risk – the business now called Genetic Technologies Limited was established in 1989. With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence. As at 30 June 2014, the Company had accumulated losses of $92,175,113 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them. Length of sales cycle – the sales cycle for the Company’s testing products and license generation is typically lengthy. As a result, the Company may expend substantial funds and management effort with no assurance of successfully selling its products or services or granting new licenses. The sales effort requires the effective demonstration of the benefits of its products and services to, and significant training of, many different departments within a potential customer. In addition, the Company is sometimes required to negotiate agreements containing terms which are unique to each customer. With respect to license generation, it is common for negotiations with licensees to take many months before a license is granted. Competition – with respect to BREVAGen, the Company’s lead breast cancer risk test, the Company is currently subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies. However, many potential competitors, which include private and public sector enterprises in Australia, the US and elsewhere, have greater experience in the areas of finance, research and development, marketing, sales, distribution, technical and regulatory matters than the Company does. However, the Company maintains an extensive patent portfolio which does provide some protection for BREVAGen and for the Company’s licensing assertion program. Intellectual property (“IP”) risks – the Company relies on its portfolio of patents, patent applications and exclusive licenses to patents relating to genetic technologies. While the Company patents and protects its IP, it cannot be certain that additional patents will be issued to it or that its patents will withstand challenges by others. Patents issued to, or licensed by, the Company may be infringed or third parties may develop similar technologies. Further, patents may not provide meaningful protection from competitors. The Company may also need to sue, or be sued, by third parties regarding its patents and other IP rights. These suits may be costly and would divert funds and resources from the Company and cause distraction to Management. Historically, the Company has commenced litigation against a number of parties to protect its IP rights. If these proceedings are unsuccessful, the Company may be required to pay significant monetary damages. Professional liability risks – by the very nature of its operations, the Company’s business exposes it to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests. In the event of a mistake occurring, including an incorrect result of analysis of genetic variations or other screening tests performed, the commercial sale of a genetic test by the Company may expose it to professional liability claims and possible adverse publicity. Litigation of such claims could be costly. Further, if a court were to require the Company to pay damages to a plaintiff, the amount of such damages could harm its financial condition, despite the Company having significant levels of public and product liability insurance coverage to protect it from such risks. Government regulation – apart from accreditation requirements, the Company is generally not subject to significant regulation. However, from time to time, federal, state and/or local governments adopt regulations relating to the conduct of genetic research and genetic testing. In future, such regulations could limit or restrict the Company’s genetic research activities as well as genetic testing for research or clinical purposes. Regulations restricting genetic testing could adversely affect the Company’s ability to market and sell its products and services. Accordingly, any regulations of this nature could increase the costs of operations or restrict its ability to conduct its testing business and might adversely affect its operations and financial condition. 38

OPERATING AND FINANCIAL REVIEW (cont.) Ethical issues – public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of, genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Adverse publicity or public opinion relating to genetic research and testing could reduce the potential markets for the Company’s services, which could adversely affect its revenues. Further, the patents it holds over uses of “non-coding” DNA have broad scope and have also been the subject of much debate and some criticism in the media. Potential licensees could take legal action to seek the amendment, re-examination, revocation or invalidation of these patents, something which has happened previously on several occasions, though the Company has prevailed in all such cases. BREVAGen – since the launch of the Company’s BREVAGen test in June 2011, a number of potential commercial risks have been identified. The test exists in a new area of genetic testing, being a predictive test, and it may take time to establish credibility and educate potential customers which may delay establishing reasonable rates of sales. Despite already having various studies and review publications, clinician adoption of the test requires substantial resources and effort. The establishment of a new US company, such as the Company’s subsidiary Phenogen Sciences Inc., requires staffing with qualified and experienced salespeople who require time to establish customer contacts and convert sales. Invariably, some new employees are not able to adapt to the new sales environment and may need to be replaced, potentially hampering growth. Even though the Company’s laboratory has now been CLIA certified, US government health care programs could potentially restrict its ability to offer the test in the US, thereby restricting the available market. The US healthcare reimbursement system with which the Company interacts is complex, involving a series of independent insurers and other third parties involved to assist with credentialing and the administration of the payment processes. Establishing benchmarks with insurers is a time consuming process which could delay the receipt of initial payments until such time as “rules” with each provider can be established. The introduction of the Affordable Care Act in 2014 has created additional people with insurance coverage but has resulted in many people selecting policies with higher deductibles. This could reduce the reimbursement amount from insurers, place more cost onto the patient and thus negatively impact the willingness of patients to agree to take the BREVAGen test. The launch of BREVAGenplus (expanded SNP panel applicable to African-American and Hispanic ethnicities as well as Caucasian) in October 2014, brings additional risks with the costs of development, public relations and marketing communications adding to overhead costs. There is a risk that the forecasted increase in uptake for BREVAGenplus does not occur to offset the cost of this product introduction. Risk management In respect of the above risks, the Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities. The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter. The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor. SHARE OPTIONS Unissued shares under option As at the date of this Report, there were 14,650,000 unissued ordinary shares in the Company under option. During the year ended 30 June 2014, a total of 1,250,000 options to acquire ordinary shares in the Company were granted. All options were granted at nil cost. Refer Note 28 to the attached financial statements for details regarding the outstanding options. Shares issued as a result of the exercise of options During the 2014 financial year, no shares were issued as a result of the exercise of options. No options have been exercised since the end of the financial year. During the 2014 financial year, a total of 3,000,000 options that had been issued to employees lapsed due to forfeiture. Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium. The Company has agreed to indemnify the current and former Directors and Executive Officers against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 39

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT Introduction This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or not) of the parent company, and includes the six executives in the Group, as set out below, receiving the highest remuneration. For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer, US Senior Vice President Sales and Marketing, Scientific Director, Quality and Business Operations Director and Director, Global Licensing and IP. For details regarding changes to Key Management Personnel during the period from 1 July 2013 to the date of this Report, please refer to the notes at the foot of the Remuneration Table on page 47. Details of Directors and Key Management Personnel as at balance date Directors Executives Dr. Malcolm R. Brandon (Non-Executive Chairman) Alison J. Mew (Chief Executive Officer) Dr. Mervyn Cass (Non-Executive) Eutillio Buccilli (Chief Financial Officer) Mr. Grahame Leonard A.M. (Non-Executive) Mark J. Ostrowski (US Senior Vice President, Sales and Marketing) Prof. Ian McKenzie (Non-Executive) Dr. Richard Allman (Scientific Director) Dr. Paul Kasian (Non-Executive) Diana Newport (Quality and Business Operations Director) Luisa Ashdown (Director, Global Licensing and IP) Corporate Governance Committee The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team. The Committee is chaired by Dr. Mervyn Cass and has as its members Prof. Ian McKenzie and Dr. Malcolm R. Brandon, both of whom are independent directors. The Corporate Governance Committee was established to assess the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team. Remuneration strategy The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives. To this end, the Company embodies the following principles in its remuneration framework: provide competitive rewards to attract high calibre Executives; wherever possible, link Executive rewards to shareholder value; ensure that a portion of an Executive’s remuneration is “at risk”; and establish appropriate, demanding performance hurdles for variable Executive remuneration. The remuneration strategy is approved by the Corporate Governance Committee. Remuneration structure In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct. 40

REMUNERATION REPORT (cont.) Remuneration structure (cont.) The key performance indicators applicable for all Executives are quantifiable and the methods of measurement are defined. Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives. In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals. Non-Executive Director remuneration Objective The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders. Structure The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually. Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on either of the two sub-committees of the Board. Executive remuneration Objective The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to: reward Executives for Group and individual performance against targets set by reference to suitable benchmarks; align the interests of Executives with those of the shareholders; and ensure that the total remuneration paid is competitive by market standards. Structure The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component. Fixed remuneration Objective The Corporate Governance Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management. Structure Fixed remuneration consists of some or all of the following components: base salary; non-monetary benefits which can include a motor vehicle allowance, costs associated with novated motor vehicle leases, vehicle parking (and associated fringe benefits tax, if applicable); and superannuation benefits, which includes employer contributions. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 41

DIRECTORS’ REPORT (cont.) REMUNERATION REPORT (cont.) Fixed remuneration (cont.) With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group. Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Corporate Governance Committee. All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments. Variable remuneration Objective The objective of variable remuneration is to: align the interests of Executives with those of shareholders; link Executive rewards to the achievement of strategic goals and performance of the Company; and ensure that the total remuneration paid by the Company is competitive by market standards. Short Term Incentive (“STI”) STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle. Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2014 include, amongst other things, the achievement of: earnings before interest, tax, depreciation and amortisation (“EBITDA”) and net profit targets where an individual has capacity to impact this result; achieving or exceeding revenue targets; achieving targets for cost reduction or efficiency gains; contributing to business growth and expansion; and performance or the delivery of results which exceed agreed targets. These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives. Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment. STI payments, if any, are paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO. Any such STI payments which may be made are delivered as a cash bonus during the following reporting period. 42

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

Long Term Incentive ("LTI")

The objective of the Group's LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group's long term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company's Employee Option Plan. Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual's role, as well as his or her individual potential and specific performance.

The options are granted at no cost, have a life of between four and five years and, in most cases, generally vest in three equal tranches after 12, 24 and 36 months from the date on which they are granted.

During the year ended 30 June 2014, a net share-based payments expense of $119,531 was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised. The prescribed period ranges from two to twelve months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

The following table shows the key performance indicators for the Group over the past five financial years ended 30 June.

	2014	2013	2012	2011	2010
	$	$	$	$	$
Profit/(loss) for the year attributable to owners of Genetic Technologies Limited	(10,125,197)	(9,298,367)	(5,287,523)	910,002	(9,343,766)
Basic earnings per share (cents)	(1.76)	(1.97)	(1.15)	0.22	(2.46)

	2014	2013	2012	2011	2010
	%	%	%	%	%
Increase/(decrease) in share price	(62.1)	(20.8)	(42.9)	500.0	(22.2)
Total KMP incentives (being STI and LTI) as a percentage of profit/(loss) for the year	(0.84)	(1.36)	(2.16)	41.98	(0.91)

43

GENETIC TECHNOLOGIES ANNUAL REPORT 2014

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

STI and LTI payments made

In respect of the years ended 30 June 2014 and 30 June 2013, the following STI and LTI payments, and the percentages that each such payment represents relative to their respective salary/fees, were made to Executives:

		Fixed remuneration		At risk			
		Salary/fees	Proportion of total	STI	Proportion of total	LTI	Proportion of total
Name and title	Year	$	%	$	%	$	%
Executives							
Alison J. Mew *Chief Executive Officer*	**2014** 2013	**227,375** 223,133	**100%** 100%	**-** -	**-** -	**-** -	**-** -
Thomas G. Howitt[6] *Chief Financial Officer and Company Secretary*	**2014** 2013	**187,824** 222,624	**100%** 91.8%	**-** 20,000	**-** 8.2%	**-** -	**-** -
Mark J. Ostrowski *US Senior Vice President Sales and Marketing*	**2014** 2013	**299,828** 221,953	**83.2%** 74.9%	**-** 10,778	**-** 3.6%	**60,661** 63,549	**16.8%** 21.5%
Dr. Richard Allman *Scientific Director*	**2014** 2013	**125,725** 114,076	**100%** 100%	**-** -	**-** -	**-** -	**-** -
Dr. Paul D.R. MacLeman *Ex-Chief Executive Officer*	**2014** 2013	**-** 122,949	**-** 100%	**-** -	**-** -	**-** -	**-** -
Lewis J. Stuart *Ex-General Manager US ops.*	**2014** 2013	**-** 52,843	**-** 100%	**-** -	**-** -	**-** -	**-** -
Gregory J. McPherson *Ex-VP Sales and Marketing*	**2014** 2013	**-** 182,157	**-** 100%	**-** -	**-** -	**-** -	**-** -
Dr. David J. Sparling *Ex-VP Legal / Corp. Develop.*	**2014** 2013	**-** 79,781	**-** 100%	**-** -	**-** -	**-** -	**-** -
Ivan Jasenko *Ex-Operations Director*	**2014** 2013	**20,470** 148,607	**100%** 92.2%	**-** -	**-** -	**(12,156)** 12,624	**-** 7.8%
Diana Newport[8] *Quality & Ops. Director*	**2014** 2013	**98,692** -	**100%** -	**-** -	**-** -	**-** -	**-** -
Luisa Ashdown[9] *Director, Licensing & IP*	**2014** 2013	**140,441** -	**87.1%** -	**-** -	**-** -	**20,761** -	**12.9%** -
Eutillio Buccilli[10] *Chief Financial Officer*	**2014** 2013	**14,433** -	**100%** -	**-** -	**-** -	**-** -	**-** -
Totals	**2014** 2013	**1,114,788** 1,368,123	**93.8%** 92.8%	**-** 30,778	**-** 2.0%	**69,266** 76,173	**6.2%** 5.2%

44

REMUNERATION REPORT (cont.) Employment contracts The Chief Executive Officer, Ms. Alison Mew, is employed under an employment contract dated 5 August 2009 which was subsequently amended on 13 December 2012. The key terms and conditions of Ms. Mew’s employment arrangements are: During the 2014 financial year, Ms. Mew’s base salary was increased to $266,500. In addition, she received statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation; Ms. Mew is entitled to receive an STI payment equivalent to a maximum of 30% of base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time; Ms. Mew may resign from her position, and thus terminate the contract, by giving up to five months written notice and the Company may terminate Ms. Mew’s contract by providing similar written notice or providing payment in lieu of the notice period; and the Company may terminate Ms. Mew’s contract at any time without notice if serious misconduct has occurred. Where termination with cause occurs, she is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to both STI and LTI are forfeited and would lapse. The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report, being Mr. Eutillio Buccilli, Mr. Mark Ostrowski, Dr. Richard Allman, Ms. Diana Newport and Ms. Luisa Ashdown, are: the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time; the Executive may resign from his / her position and terminate the contract by giving up to three months written notice; the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and the Company may terminate the contract without notice in the event of serious misconduct. In this instance, entitlements to both STI and LTI payments are forfeited and will lapse. There are no employment contracts in place with any Non-Executive Director of the Company. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 45

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP")

Name and title	Year	Short-term Salary/fees $	Short-term Other $	Post-employment Superannuation $	Other Long-term Benefits $	Share-based Options $	Totals $
Directors							
Dr. Malcolm R. Brandon	**2014**	**67,125**	**-**	**28,059**	**-**	**-**	**95,184**
Non-Executive Chairman	2013	51,759	-	26,458	-	-	78,217
Tommaso Bonvino[1]	**2014**	**22,343**	**-**	**2,066**	**-**	**-**	**24,409**
Non-Executive Director	2013	52,318	-	4,708	-	-	57,026
Dr. Mervyn Cass	**2014**	**33,516**	**-**	**25,069**	**-**	**-**	**58,585**
Non-Executive Director	2013	52,318	-	4,708	-	-	57,026
Benjamin Silluzio[2]	**2014**	**22,343**	**-**	**2,066**	**-**	**-**	**24,409**
Non-Executive Director	2013	29,344	-	2,641	-	-	31,985
Dr. Melvyn J. Bridges	**2014**	**-**	**-**	**-**	**-**	**-**	**-**
Ex-Non-Executive Chairman	2013	32,683	-	9,754	-	-	42,437
Gregory W. Brown	**2014**	**-**	**-**	**-**	**-**	**-**	**-**
Ex-Non-Executive Director	2013	18,016	-	1,621	-	-	19,637
Huw D. Jones	**2014**	**-**	**-**	**-**	**-**	**-**	**-**
Ex-Non-Executive Director	2013	21,229	-	1,910	-	-	23,139
Grahame Leonard A.M.[3]	**2014**	**31,281**	**-**	**2,893**	**-**	**-**	**34,174**
Ex-Non-Executive Director	2013	-	-	-	-	-	-
Prof. Ian McKenzie[4]	**2014**	**31,281**	**-**	**2,893**	**-**	**-**	**34,174**
Ex-Non-Executive Director	2013	-	-	-	-	-	-
Dr. Paul Kasian[5]	**2014**	**29,460**	**-**	**2,725**	**-**	**-**	**32,185**
Ex-Non-Executive Director	2013	-	-	-	-	-	-
	2014	**237,349**	**-**	**65,771**	**-**	**-**	**303,120**
Sub-totals for Directors	2013	257,667	-	51,800	-	-	309,467

Note:

1. *Mr. Tommaso Bonvino resigned as a Director of the Company on 29 November 2013.*
2. *Mr. Benjamin Silluzio resigned as a Director of the Company on 29 November 2013.*
3. *Mr. Grahame Leonard was appointed as Non-Executive Director of the Company on 2 December 2013.*
4. *Prof. Ian McKenzie was appointed as Non-Executive Director of the Company on 2 December 2013.*
5. *Dr. Paul Kasian was appointed as Non-Executive Director of the Company on 12 December 2013.*

46

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP") (cont.)

		Short-term		Post-employment	Other Long-term	Share-based	
		Salary/fees	Other	Superannuation	Benefits	Options	Totals
Name and title	Year	$	$	$	$	$	$
Executives							
Alison J. Mew *Chief Executive Officer*	**2014** 2013	**227,375** 223,133	**-** -	**22,812** 24,999	**4,168** 13,726	**-** -	**254,355** 261,858
Thomas G. Howitt[6] *Chief Financial Officer and Company Secretary*	**2014** 2013	**187,824** 222,624	**114,755** 20,000	**17,374** 22,286	**-** (721)	**-** -	**319,953** 264,189
Mark J. Ostrowski[7] *US Senior Vice President Sales and Marketing*	**2014** 2013	**299,828** 221,953	**-** 10,778	**-** -	**6,591** 9,844	**60,661** 63,549	**367,080** 306,124
Dr. Richard Allman *Scientific Director*	**2014** 2013	**125,725** 114,076	**-** -	**14,252** 13,782	**7,459** 12,817	**-** -	**147,436** 140,675
Dr. Paul D.R. MacLeman[12] *Ex-Chief Executive Officer*	**2014** 2013	**-** 122,949	**-** 161,297	**-** 11,064	**-** -	**-** -	**-** 295,310
Lewis J. Stuart[13] *Ex-General Manager US ops.*	**2014** 2013	**-** 52,843	**-** 107,752	**-** -	**-** -	**-** -	**-** 160,595
Gregory J. McPherson[14] *Ex-VP Sales and Marketing*	**2014** 2013	**-** 182,157	**-** 77,775	**-** 16,844	**-** -	**-** -	**-** 276,776
Dr. David J. Sparling[15] *Ex-VP Legal / Corp. Develop.*	**2014** 2013	**-** 79,781	**-** 102,248	**-** 8,080	**-** -	**-** -	**-** 190,109
Ivan Jasenko[8] *Ex-Operations Director*	**2014** 2013	**20,470** 148,607	**12,893** -	**1,894** 13,374	**-** 4,760	**(12,156)** 12,624	**23,101** 179,365
Diana Newport[9] *Quality & Ops. Director*	**2014** 2013	**98,692** -	**-** -	**23,878** -	**7,644** -	**-** -	**130,214** -
Luisa Ashdown[10] *Director, Licensing & IP*	**2014** 2013	**140,441** -	**-** -	**12,991** -	**8,500** -	**20,761** -	**182,693** -
Eutillio Buccilli[11] *Chief Financial Officer*	**2014** 2013	**14,433** -	**-** -	**2,865** -	**1,289** -	**-** -	**18,587** -
Sub-totals for Executives	**2014** 2013	**1,114,788** 1,368,123	**127,648** 479,850	**96,066** 110,429	**35,651** 40,426	**69,266** 76,173	**1,443,419** 2,075,001
Total remuneration of Key Management Personnel	**2014** 2013	**1,352,137** 1,625,790	**127,648** 479,850	**161,837** 162,229	**35,651** 40,426	**69,266** 76,173	**1,746,539** 2,384,468

The following changes to KMP occurred during the period from 1 July 2013 to the date of this Report:

6. *Mr. Thomas Howitt resigned as a Chief Financial Officer and Company Secretary of the Company on 28 March 2014. Included in his payments under the heading "other" is the payment of unused annual leave and unused long service leave of $114,755 (2013: $nil)) and STI payments of $nil (2013: $20,000).*
7. *Mr. Mark Ostrowski received a STI payment of $nil (2013: $10,778).*
8. *Mr. Ivan Jasenko resigned as Operations Director of the Company on 16 August 2013. Included in his payments under the heading "other" is the payment of unused annual leave of $12,893 (2013: $nil).*
9. *Ms. Diana Newport was appointed as Quality and Business Operations Director of the Company on 26 September 2013.*
10. *Ms. Luisa Ashdown became a member of the Key Management Personnel on 23 August 2013.*
11. *Mr. Eutillio Buccilli was appointed as Chief Financial Officer of the Company on 2 June 2014.*
12. *Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on 27 November 2012. Included in his payments under the heading "other" is a termination payment of $nil (2013: $161,297).*
13. *Mr. Lewis Stuart ceased to be an employee of the Company on 24 August 2012. Included in his payments under the heading "other" is a termination payment of $nil (2013: $107,752).*
14. *Mr. Greg McPherson ceased to be an employee of the Company on 12 July 2013. Included in his payments under the heading "other" is a termination payment of $nil (2013: $77,775) that was accrued as at 30 June 2013.*
15. *Dr. David Sparling resigned as VP Legal and Corporate Development on 27 November 2012. Included in his payments under the heading "other" is a termination payment of $ nil (2013: $102,248).*

47
GENETIC TECHNOLOGIES ANNUAL REPORT 2014

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel ("KMP") (cont.)

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report. No other employees of the Company meet the definition of "Key Management Personnel" as defined in IAS 24 / (AASB 124) Related Party Disclosures, or "senior manager" as defined in the Corporations Act 2001.

Options exercised, granted and lapsed as part of remuneration during the year ended 30 June 2014

During the 2014 financial year no options were granted as equity compensation benefits to Executives, as disclosed below. Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2014 are set out below.

	Number of options						
Name of Executive	Exercised	Granted	Exercise price	Number lapsed	Fair value per option	Value at date of lapse	Final vesting date
Alison J. Mew	-	-	-	-	-	-	Not applicable
Thomas G. Howitt	-	-	-	500,000	-	-	Not applicable
Mark J. Ostrowski	-	-	-	-	-	-	Not applicable
Dr. Richard Allman	-	-	-	-	-	-	Not applicable
Gregory J. McPherson	-	-	-	-	-	-	Not applicable
Ivan Jasenko	-	-	-	500,000	-	-	Not applicable
Diana Newport	-	-	-	-	-	-	Not applicable
Luisa Ashdown	-	-	-	-	-	-	Not applicable
Eutillio Buccilli	-	-	-	-	-	-	Not applicable
Totals	-	-		1,000,000			

Options exercised, granted and lapsed as part of remuneration during the year ended 30 June 2013

During the 2013 financial year, there were 2,400,000 options granted as equity compensation benefits to Executives. 10,700,000 options were exercised and 800,000 lapsed.

Fair values of options

During the year ended 30 June 2014, a total of 1,000,000 options that had previously been issued to KMPs lapsed. Of this number, a total of 1,000,000 options were forfeited, whilst no options expired. The lapsed options had no fair value on the date they lapsed as they were "out of the money". During the year ended 30 June 2013, a total of 10,700,000 options were exercised (refer Note 28 for details).

The above options granted during the 2014 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively. As at 30 June 2014, there were 2 executives and 13 employees who held options that had previously been granted under the Company's respective option plans.

Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

48

REMUNERATION REPORT (cont.)

Optionholdings of Key Management Personnel

30 June 2014

	Number of options					Vesting as at year end			
Name of optionholder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable	Financial year in which options vest	Fair value yet to vest $
Executive									
Thomas G. Howitt	500,000	-	-	(500,000)	-	-	-	-	-
Alison J. Mew	-	-	-	-	-	-	-	-	-
Gregory J. McPherson	-	-	-	-	-	-	-	-	-
Mark J. Ostrowski	2,400,000	-	-	-	2,400,000	800,000	1,600,000	2016	104,000
Richard Allman	-	-	-	-	-	-	-	-	-
Ivan Jasenko	500,000	-	-	(500,000)	-	-	-	-	-
Diana Newport	-	-	-	-	-	-	-	-	-
Luisa Ashdown	1,000,000	-	-	-	1,000,000	666,667	333,333	2015	21,667
Luisa Ashdown	500,000	-	-	-	500,000	500,000	-	2014	-
Eutillio Buccilli	-	-	-	-	-	-	-	-	-
Totals	4,900,000	-	-	(1,000,000)	3,900,000	1,966,667	1,933,333		125,667

30 June 2013

	Number of options					Vesting as at year end			
Name of optionholder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable	Financial year in which options vest	Fair value yet to vest $
Executive									
Dr. Paul DR MacLeman	3,600,000	-	(3,600,000)	-	-	-	-	-	-
Thomas G. Howitt	2,500,000	-	(1,000,000)	(1,000,000)	500,000	500,000	-	-	-
Alison J. Mew	1,500,000	-	(1,500,000)	-	-	-	-	-	-
Lewis J. Stuart	2,400,000	-	(1,600,000)	(800,000)	-	-	-	-	-
Gregory J. McPherson	1,500,000	-	(1,500,000)	-	-	-	-	-	-
Dr. David J. Sparling	1,500,000	-	(1,500,000)	-	-	-	-	-	-
Mark J. Ostrowski	-	2,400,000	-	-	2,400,000	-	2,400,000	2016	156,000
Richard Allman	-	-	-	-	-	-	-	-	-
Ivan Jasenko	500,000	-	-	-	500,000	333,333	166,667	2014	16,833
Totals	13,500,000	2,400,000	(10,700,000)	(1,800,000)	3,400,000	833,333	2,566,667		172,833

49

GENETIC TECHNOLOGIES ANNUAL REPORT 2014

DIRECTORS' REPORT (cont.)

REMUNERATION REPORT (cont.)

Shareholdings of Key Management Personnel

30 June 2014

	Number of shares				
Shares held in Genetic Technologies Limited	Opening balance	Bought	Sold	Acquired on exercise of options	Closing balance
Director					
Dr. Malcolm R. Brandon	-	-	-	-	-
Dr. Mervyn Cass	473,667	104,167	-	-	577,834
Grahame Leonard A.M.	1,000,000	2,000,000	-	-	3,000,000
Prof. Ian McKenzie	-	-	-	-	-
Dr. Paul Kasian	256,410	-	-	-	256,410
Executive					
Thomas G. Howitt	-	-	-	-	-
Alison J. Mew	-	-	-	-	-
Gregory J. McPherson	-	-	-	-	-
Mark J. Ostrowski	-	-	-	-	-
Dr. Richard Allman	-	-	-	-	-
Ivan Jasenko	-	-	-	-	-
Diana Newport	-	100,000	(100,000)	-	-
Luisa Ashdown	622,045	-	-	-	622,045
Eutillio Buccilli	-	-	-	-	-
Totals	2,352,122	2,204,167	(100,000)	-	4,456,289

There were no loans to/from Key Management Personnel during the financial years ending 2014 and 2013.

End of Remuneration Report

50

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES Auditor independence The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company’s auditor, as reproduced immediately following the Directors’ Declaration on page 111 of the Financial Report. Non-audit services During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services: Consolidated 2014 2013 $ $ Audit services PricewaterhouseCoopers in respect of: Audit of the Company’s Financial Report under the Corporations Act 2001 280,500 275,167 Other audit firms in respect of: Audit of the Financial Reports of subsidiaries 3,864 16,425 Total remuneration in respect of audit services 284,364 291,592 Non-audit services PricewaterhouseCoopers in respect of: Other assurance services 60,000 Other audit firms in respect of: Tax advice and compliance, accounting and other services 21,470 5,676 Total remuneration in respect of non-audit services 81,470 5,676 Total auditors’ remuneration 365,834 297,268 ENVIRONMENTAL REGULATION The Company is not aware of any breaches of any environmental regulation during the 2014 financial year. ROUNDING OF AMOUNTS The Company is of a kind referred to in Class Order 98/100, issued by the Australian and Securities and Investments Commission, relating to the “rounding off” of amounts in the Directors’ Report. Amounts in the Directors’ Report have been rounded off in accordance with that Class order to the nearest dollar. PROCEEDINGS ON BEHALF OF THE COMPANY No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the Corporations Act 2001. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 51

DIRECTORS' REPORT (cont.)

DIRECTORS' MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of the two Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

			Sub-Committees of the Board			
	Directors' meetings		Audit		Corporate Governance	
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Dr. Malcolm R. Brandon[1]	14	13	1	1	-	-
Tommaso Bonvino[2]	6	6	-	-	-	-
Dr. Mervyn Cass[4]	14	14	4	4	-	-
Benjamin Silluzio	6	6	1	1	-	-
Grahame Leonard A.M.[3]	8	8	3	3	-	-
Prof. Ian McKenzie	8	8	-	-	-	-
Dr. Paul Kasian	7	7	3	3	-	-

Sub-committee membership

As at the date of this Report, the Company had two Sub-Committees of the Board of Directors: an Audit Committee and a Corporate Governance Committee. The various individuals who served as members of the two Sub-Committees during the 2014 financial year were:

Name of Member	Audit Committee Period served	Corporate Governance Committee Period served
Dr. Malcolm R. Brandon	1 July 2013 to 12 December 2013	12 December 2013 to 30 June 2014
Tommaso Bonvino	Not applicable	1 July 2013 to 29 November 2013
Dr. Mervyn Cass	1 July 2013 to 30 June 2014	1 July 2013 to 30 June 2014
Benjamin Silluzio	1 July 2013 to 29 November 2013	1 July 2013 to 29 November 2013
Grahame Leonard A.M	12 December 2013 to 30 June 2014	Not applicable
Prof. Ian McKenzie	Not applicable	12 December 2013 to 30 June 2014
Dr. Paul Kasian	12 December 2013 to 30 June 2014	Not applicable

Notes:

1. *Dr. Brandon served as the Chairman of the Audit Sub-Committee from 1 July 2013 to 12 December 2013.*
2. *Mr. Bonvino served as the Chairman of the Corporate Governance Sub-Committee from 1 July 2013 to 29 November 2013.*
3. *Mr. Leonard served as the Chairman of the Audit Sub-Committee from 12 December 2013 to 30 June 2014.*
4. *Dr. Cass served as the Chairman of the Corporate Governance Sub-Committee from 12 December 2013 to 30 June 2014.*

Signed in accordance with a resolution of the Directors.



MR. GRAHAME LEONARD
Non-Executive Director

Melbourne, 30 September 2014

52

CORPORATE GOVERNANCE STATEMENT INTRODUCTION Genetic Technologies Limited (the “Company”) and its Board are committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to review its corporate governance framework and practices to ensure they meet the interests of shareholders. In this statement, the Company and its controlled entities together are referred to as the “Group”. A description of the Group’s main corporate governance practices is set out below. Unless otherwise stated, all of these practices were in place for the entire 2014 financial year and on the whole comply with the Corporate Governance Principles and Recommendations (including all relevant amendments) of the Australian Securities Exchange. While in most respects, Genetic Technologies Limited complies with the Recommendations, in several areas, policies and practices are being further developed to bring them more closely into line. As new policies are produced, or as the existing ones are amended, they are published on the Company’s website. As at the date of this Statement, the following twelve Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was completely revised and subsequently approved by the Company’s shareholders in November 2005. All significant policies are published on the Company’s website (www.gtglabs.com). Board Charter, which defines the role of the Board and that of Management; Audit Committee Charter; Corporate Governance Committee Charter; Board Protocol, which clarifies the responsibilities of Directors and the Company’s expectations of them; Code of Conduct, including a Document Retention Policy; Board Performance Evaluation Policy; Risk and Compliance Policy; Continuous Disclosure Policy; Securities Trading Policy; Diversity Policy; Shareholder Communications Policy; and Whistleblower Policy. ASX PRINCIPLES AND RECOMMENDATIONS Principle 1: Lay solid foundations for management and oversight The relationship between the Board and Management is critical to the Group’s success. The Directors are responsible to the shareholders for the performance of the Group in both the short and longer terms and seek to balance sometimes competing objectives in the best interests of the Group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed. The responsibilities of the Board include: providing strategic guidance to the Group, including contributing to the development of and approving the Group’s corporate strategy; reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives; overseeing and monitoring: organisational performance and the achievement of the Group’s strategic goals and objectives; compliance with the Company’s Code of Conduct; and progress of major capital expenditures and other significant projects, including any acquisitions or divestments; monitoring the Group’s financial performance, including approval of the annual and half-year financial reports and regular liaison with the Company’s auditors; appointment, performance assessment and, if necessary, removal of the Chief Executive Officer; ratifying the appointment and/or removal and contributing to the performance assessment for the members of the Senior Leadership Team; GENETIC TECHNOLOGIES ANNUAL REPORT 2014 53

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 1: Lay solid foundations for management and oversight (cont.) ensuring there are effective management processes in place for approving major corporate initiatives; enhancing and protecting the reputation of the organisation; overseeing the operation of the Group’s system for compliance and risk management reporting to shareholders; and ensuring appropriate resources are available to senior Management to enable them to implement the strategies approved by the Board. Day-to-day management of the Group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and the Senior Leadership Team as set out in the Group’s delegations policies. These delegations are reviewed by the Board on an annual basis. Performance appraisals for all members of the Senior Leadership Team last took place in May and June 2014. The process for these assessments is described in the Remuneration Report on pages 40 to 50 of this Financial Report. Principle 2: Structure the Board to add value The Board operates in accordance with the broad principles set out in its Charter which is available from the corporate governance information section of the Company’s website (www.gtglabs.com). The Charter provides details of the Board’s composition and responsibilities. Board composition The Charter states that: the Board is to be comprised of both executive and non-executive Directors with a majority of non-executive Directors. Non-executive Directors bring a fresh perspective to the Board’s consideration of strategic, risk and performance matters; in recognition of the importance of independent views and the Board’s role in supervising the activities of Management, the Chairman must be an independent non-executive Director, the majority of the Board must be independent of Management and all Directors are required to exercise independent judgement and review and constructively challenge the performance of the Senior Leadership Team; the Chairman is elected by the full Board and is required to meet regularly with the Chief Executive Officer; the Company should, where possible, maintain a mix of Directors on the Board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience; the Board is to establish measurable Board gender diversity objectives and assess annually the objectives and progress made in achieving them; and the Board should undertake an annual Board performance review and consider the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the Group. The Board seeks to ensure that: at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and the size of the Board is conducive to effective discussion and efficient decision-making. Directors’ independence The Board has adopted specific principles in relation to the independence of its Directors. These state that, when determining independence, a Director must be a non-executive and the Board should consider whether the Director: is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company; is, or has been, employed in an executive capacity by the Company or any other Group member within three years before commencing his or her service on the Board; 54

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 2: Structure the Board to add value (cont.) within the last three years has been a principal of a material professional adviser or a material consultant to the Company or any other Group member, or an employee materially associated with the service provided; is a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer; has a material contractual relationship with the Company or a controlled entity other than as a Director of the Group; and is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s independent exercise of his or her judgement. Materiality for these purposes is determined on both quantitative and qualitative bases. An amount of over five percent of annual turnover of the Company or Group or five percent of the individual Directors’ net worth is considered material for these purposes. In addition, a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the Director’s performance. Recent thinking on corporate governance has introduced the view that a Director’s independence may be perceived to be impacted by lengthy service on the Board. To avoid any potential concerns, the Board has determined that a Director will not be deemed independent if he or she has served on the Board of the Company for more than ten years. The Board will continue to monitor developments on this issue as they arise. The Board assesses independence each year. To enable this process, the Directors must provide all information that may be relevant to the assessment. Board members Details of the members of the Board, their experience, expertise, qualifications, term of office, relationships affecting their independence and their independent status are set out in the Directors’ Report. As at the date of signing the Directors’ Report, all five Directors served as non-executive Directors and none had any relationships which may adversely affect their independence and, as such, they are deemed independent under the principles set out above. Term of office The Company’s Constitution specifies that all non-executive Directors must retire from office no later than the third Annual General Meeting (“AGM”) following his or her last election. Where eligible, a Director may stand for re-election. Chairman and Chief Executive Officer (“CEO”) The Chairman is responsible for leading the Board, ensuring that Directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board’s relationship with the Company’s Senior Leadership Team. In accepting the position, the Chairman had acknowledged that it will require a significant time commitment and has confirmed that other positions will not hinder his or her effective performance in that role. The CEO is responsible for implementing Group strategies and policies. The Board Charter specifies that these are separate roles to be undertaken by separate people. Induction The induction provided to new Directors enables them to actively participate in Board decision-making as soon as possible. It ensures that they have a full understanding of the Company’s financial position, strategies, operations, culture, values and risk management policies. It also explains the respective rights, duties, responsibilities, interaction and roles of the Board and the Senior Leadership Team and the Company’s meeting arrangements. Commitment The Board held fourteen Board meetings during the 2014 financial year. Non-executive Directors are expected to spend adequate time preparing for and attending Board and Sub-Committee meetings and associated activities. The number of meetings of the Company’s Board of Directors and of each Board Sub-Committee held during the year ended 30 June 2014, and the number of such meetings attended by each Director, are disclosed on page 28. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 55

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 2: Structure the Board to add value (cont.) The commitments of all non-executive Directors are considered by the Corporate Governance Committee prior to the Director’s appointment to the Board and are reviewed each year as part of the annual performance assessment. Prior to appointment or being submitted for re-election, each non-executive Director is required to specifically acknowledge that they have, and will continue to have, the time available to discharge their responsibilities to the Company. Conflict of interests In accordance with the Board Charter, all Directors are required to declare all interests in dealings with the Company and are required to take no part in decisions relating to them. In addition, those Directors are not entitled to receive any papers from the Group pertaining to those dealings. No declarations were received from any Directors during the financial year. Independent professional advice All Directors and members of the Board’s two Sub-Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense. Prior written approval of the Chairman is required, but such approval will not be unreasonably withheld. Performance assessment The Board undertakes an ongoing self-assessment of its collective performance, the performance of the Chairman and of its two Sub-Committees. The assessment also considers the adequacy of the Company’s induction and continuing education processes, access to information and the support provided by the Company Secretary. Members of the Senior Leadership Team are invited to contribute to this appraisal process. The results and any action plans are documented together with specific performance goals which are agreed for the coming year. The Chairman undertakes an assessment of the performance of individual Directors and meets with each Director to discuss this assessment. Board Sub-Committees The Board has established two Sub-Committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The current Sub-Committees of the Board are the Audit and Corporate Governance Committees. Each is comprised entirely of non-executive Directors. The Committee structure and membership is reviewed on an annual basis. Each Sub-Committee has its own written Charter setting out its role and responsibilities and that of its members, its composition, structure, membership requirements and the manner in which the Sub-Committee is to operate. Both of these Charters are reviewed on an annual basis and are available on the Company’s website. All matters determined by the Sub-Committees are submitted to the full Board as recommendations for Board decisions. Minutes of Sub-Committee meetings are tabled at the subsequent Board meeting. Additional requirements for specific reporting by the Sub-Committees to the Board are addressed in the Charter of the individual Sub-Committees. Corporate Governance Committee The Corporate Governance Committee consists of Dr. Mervyn Cass (Chairman), Dr. Malcolm Brandon and Prof. Ian McKenzie, all of whom are independent. Details of their attendance at meetings of the Committee are set out in the Directors’ Report on page 52. The Committee operates in accordance with its Charter which is available on the Company’s website. The main responsibilities of the Corporate Governance Committee are to: conduct an annual review of the membership of the Board, having regard to present and future needs of the Company and to make recommendations on Board composition and appointments; conduct an annual review of, and conclude on the independence of, each Director; propose candidates for Board vacancies; oversee the annual performance assessment program; oversee Board succession, including the succession of the Chairman, and review whether succession plans are in place to maintain an appropriately balanced mix of skills, experience and diversity on the Board; and assess the effectiveness of the induction process. 56

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 2: Structure the board to add value (cont.) When a new Director is to be appointed, the Committee prepares a Board skills matrix to review the range of skills, experience and expertise on the Board, and to identify its needs. From this, the Committee prepares a short-list of candidates with appropriate skills and experience. A number of channels are used to source candidates to ensure the Company benefits from a diverse range of individuals in the selection process. Where necessary, advice is sought from independent search consultants. The full Board then appoints the most suitable candidate who must stand for election at the Company’s next AGM. The Committee’s nomination of existing Directors for reappointment is not automatic and is partly contingent on their past performance, contribution to the effective operation of the Board and the current and future needs of both the Board and Company. The Board and the Committee are also aware of the advantages of Board renewal and succession planning. Notices of meetings for the election of Directors comply with the ASX Corporate Governance Council’s best practice recommendations. New Directors are provided with a letter of appointment setting out the Company’s expectations, their responsibilities, rights and the terms and conditions of their employment. All new Directors participate in a formal induction program which covers the operation of the Board and its Sub-Committees and financial, strategic, operations and risk management issues. Principle 3: Promote ethical and responsible decision making Code of conduct The Company has developed a statement of values and a Code of Conduct (the “Code”) which has been fully endorsed by the Board and applies to all Directors. The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Group’s integrity and to take into account legal obligations and reasonable expectations of the Company’s stakeholders. In summary, the Code requires that at all times Directors and employees act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and company policies. The purchase and sale of Company securities by Directors and employees is governed by the Securities Trading Policy. Such trading is not permitted during the two-month periods immediately following the end of the Company’s two financial half-years, ie after 31 December and 30 June of each year. Any transactions undertaken by Directors outside of these periods must be notified to the Company Secretary in advance. The Code requires employees who are aware of unethical practices within the Group or breaches of the Company’s Securities Trading Policy to report such breaches in compliance with the Company’s whistleblower program which can be done anonymously. The Directors are satisfied that the Group has complied with its policies on ethical standards, including trading in the Company’s securities. Copies of the Code and the Securities Trading Policy are available on the Company’s website. Diversity policy The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals. Accordingly, the Company has developed and introduced a diversity policy which outlines its diversity objectives in relation to gender, age, cultural background, ethnicity and other factors. It includes requirements for the Board to establish measurable objectives for achieving diversity, and for the Board to assess annually both the objectives, and the Company’s progress made in achieving them. In accordance with the Company’s Diversity Policy and ASX Corporate Governance principles, the Board has established various objectives in relation to gender diversity. The aim is to achieve these objectives over the coming two to three years as relevant positions become vacant and appropriately-skilled candidates are available. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 57

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 3: Promote ethical and responsible decision making (cont.) The objectives set by the Board in relation to gender diversity are set out in the following table. Objective Actual Category Number Percentage Number Percentage Number of women in whole organisation 32 50% 48 75% Number of women in senior executive positions 2 29% 4 57% Number of women on the Board 1 25% 0 0% Responsibility for diversity has been included in the Board Charter and the Corporate Governance Committee Charter. Principle 4: Safeguard integrity in financial reporting Audit Committee The Audit Committee consists of Mr. Grahame Leonard A.M. (Chairman), Dr. Mervyn Cass and Dr. Paul Kasian, all of whom are independent. Details of their attendance at meetings of the Committee are set out in the Directors’ Report on page 52. All members of the Audit Committee are financially literate and have an appropriate understanding of the industry in which the Group operates. The Committee operates in accordance with a Charter which is available on the Company’s website. The main responsibilities of the Audit Committee are to: review, assess and approve the annual full and concise reports, the half-year financial report and all other financial information published by the Company or released to the Market; assist the Board in reviewing the effectiveness of the organisation’s internal control environment covering: effectiveness and efficiency of operations; reliability of financial reporting; and compliance with applicable laws and regulations; oversee the effective operation of the Company’s risk management framework; recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess their performance; consider the independence and competence of the external auditor on an ongoing basis; review and approve the level of non-audit services provided by the Group’s external auditors and ensure that it does not adversely impact on the auditors’ independence; review and monitor all related party transactions and assess their propriety; and report to the Board on matters relevant to the Committee’s role and responsibilities. In fulfilling its responsibilities, the Audit Committee: receives regular reports from Management and the Company’s external auditors; meets with the external auditors at least twice a year, or more frequently if necessary; reviews the processes the CEO and CFO have in place to support their annual certifications to the Board; reviews any significant disagreements between the auditors and Management, irrespective of whether they have been resolved; and provides the external auditors with a clear line of direct communication at any time to either the Chairman of the Audit Committee or, if necessary, the Chairman of the Board. The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party. 58

ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 4: Safeguard integrity in financial reporting (cont.) External auditors The Company and Audit Committee policy is to appoint external auditors who clearly demonstrate quality of service and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. PricewaterhouseCoopers (“PwC”) was appointed as the external auditor in 2009. It is PwC’s policy to rotate audit lead engagement partners on listed companies at least every five years. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors’ Report and in Note 27 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee which is reproduced in the Company’s Annual Report. The external auditor attends the Company’s AGM and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report. Principles 5 and 6: Make timely and balanced disclosures and respect the rights of shareholders Continuous disclosure and shareholder communication The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings. A summary of these policies and procedures is available on the Company’s website. The Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (“ASX”). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company’s website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the Group’s operations, the material used in the presentation is released to the ASX and posted on the Company’s website. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the Market. The Company’s website also enables users to provide feedback and has an option for shareholders to register their email address for direct email updates on Company matters. All shareholders are entitled to receive a hard copy of the Company’s Annual and Half-Year Reports which are also available for download on its website. Principle 7: Recognise and manage risk The Board is responsible for satisfying itself annually, or more frequently as required, that Management has developed and implemented a sound system of risk management and internal control. Detailed work on this task is delegated to the Audit Committee and reviewed by the full Board. The Audit Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the Company’s risk management by overseeing Management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight, the Committee: reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system; reviews Group-wide objectives in the context of the above mentioned categories of corporate risk; reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk; GENETIC TECHNOLOGIES ANNUAL REPORT 2014 59

CORPORATE GOVERNANCE STATEMENT (cont.) ASX PRINCIPLES AND RECOMMENDATIONS (cont.) Principle 7: Recognise and manage risk (cont.) reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis; and reviews compliance with agreed policies. The Committee recommends any actions it deems appropriate to the Board for its consideration. Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the Audit Committee on the effectiveness of: the risk management and internal control system during the year; and the Company’s management of its material business risks. Risk management group The Company’s risk management policies and the operation of the risk management and compliance system are managed by the Company’s risk management group which consists of selected senior executives and is chaired by the CFO. The Board receives reports from this group as to the effectiveness of the Company’s management of material risks that may impede or impact on the Company’s ability to meet its business objectives. Each of the Company’s business units report to the risk management group on the key business risks applicable to their respective areas. The review is undertaken by business unit management. The risk management group then consolidates the business unit reports and recommends any actions to the Board for its consideration. Corporate reporting In complying with recommendation 7.3, the CEO and CFO make the following annual certifications to the Board: that the Company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and the Group and are in accordance with relevant accounting standards; and that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects in relation to financial reporting risks. Principle 8: Remunerate fairly and responsibly All matters pertaining to remuneration of Company Directors and employees are overseen and managed by the Corporate Governance Committee (refer above). Committee members receive regular briefings from an external remuneration expert on recent developments on remuneration and related matters. Each member of the Senior Leadership Team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal job description. This job description is reviewed by the Corporate Governance Committee on a regular basis and, where necessary, is revised in consultation with the relevant employee. Further information on Directors’ and Executives’ remuneration, including principles used to determine remuneration, is set out in the Directors’ Report under the heading “Remuneration Report”. In accordance with Group policy, participants in equity-based remuneration plans are not permitted to enter into any transactions that would limit the economic risk of options or other unvested entitlements. The Committee also assumes responsibility for overseeing management succession planning, including the implementation of appropriate executive development programs and ensuring adequate arrangements are in place, so that appropriate candidates are recruited for later promotion to senior positions. 60

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME Consolidated For the year ended 30 June 2014 2014 2013 Notes $ $ Revenue from continuing operations – genetic testing services 4,564,280 3,377,183 Less: cost of sales 4 (1,837,729) (1,945,467) Gross profit from continuing operations – genetic testing services 2,726,551 1,431,716 Other revenue 5 979,879 5,002,354 Other income 6 955,025 235,490 Gain on disposal of subsidiary 7 761,361 - Selling and marketing expenses (6,251,595) (5,266,818) General and administrative expenses (3,173,109) (4,413,782) Licensing, patent and legal costs (1,079,199) (2,399,824) Laboratory and research and development costs (3,298,127) (3,462,466) Finance costs (744,199) (38,968) Fair value loss on financial liabilities at fair value through profit or loss (648,374) - Share of net loss of associate accounted for using the equity method 36 (362,682) (437,185) Loss from continuing operations before income tax expense (10,134,469) (9,349,483) Income tax expense 9 - - Loss for the year (10,134,469) (9,349,483) Other comprehensive profit / (loss) Items that may be reclassified to profit or loss Exchange gains / (losses) on translation of controlled foreign operations 25 (149,162) 9,347 Exchange gains / (losses) on translation of non-controlled foreign operations 27 86 17,073 Other comprehensive profit / (loss) for the year, net of tax (149,076) 26,420 Total comprehensive loss for the year (10,283,545) (9,323,063) Profit loss for the year is attributable to: Owners of Genetic Technologies Limited (10,125,197) (9,298,367) Non-controlling interests 27 (9,272) (51,116) Total loss for the year (10,134,469) (9,349,483) Total comprehensive loss for the year is attributable to: Owners of Genetic Technologies Limited (10,274,359) (9,289,020) Non-controlling interests 27 (9,186) (34,043) Total comprehensive loss for the year (10,283,545) (9,323,063) Loss per share attributable to owners of the Company and from continuing operations: Basic loss per share (cents per share) 10 (1.76) (1.97) Diluted loss per share (cents per share) 10 (1.76) (1.97) The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 61

CONSOLIDATED BALANCE SHEET Consolidated As at 30 June 2014 2014 2013 Notes $ $ ASSETS Current assets Cash and cash equivalents 11 2,831,085 1,721,293 Trade and other receivables 12 1,111,565 328,642 Prepayments and other assets 13 414,910 398,185 Performance bond and deposits 14 2,949 209,296 Total current assets 4,360,509 2,657,416 Non-current assets Investments accounted for using the equity method 15 - 3,932,384 Financial assets at fair value through profit or loss 16 795,533 - Property, plant and equipment 17 394,164 423,168 Intangible assets and goodwill 18 1,178,993 1,306,559 Total non-current assets 2,368,690 5,662,111 Total assets 6,729,199 8,319,527 LIABILITIES Current liabilities Trade and other payables 19 1,449,187 1,375,536 Deferred revenue 20 153,226 320,781 Provisions 21 715,603 768,699 Total current liabilities 2,318,016 2,465,016 Non-current liabilities Provisions 21 81,280 96,224 Borrowings 22 2,502,384 - Total non-current liabilities 2,583,664 96,224 Total liabilities 4,901,680 2,561,240 Net assets 1,827,519 5,758,287 EQUITY Contributed equity 24 90,080,492 83,735,845 Reserves 25 3,922,140 3,951,771 Accumulated losses 26 (92,175,113) (82,049,916) Parent entity interest 1,827,519 5,637,700 Non-controlling interests 27 - 120,587 Total equity 1,827,519 5,758,287 The above consolidated balance sheet should be read in conjunction with the accompanying notes. 62

CONSOLIDATED STATEMENT OF CASH FLOWS Consolidated For the year ended 30 June 2014 2014 2013 Notes $ $ Cash flows from / (used in) operating activities Receipts from customers 4,007,591 8,460,774 Payments to suppliers and employees (15,058,176) (16,213,984) Interest received 116,047 275,399 Interest and finance charges paid (52,550) (38,968) Net cash flows from / (used in) operating activities 11 (10,987,088) (7,516,779) Cash flows from / (used in) investing activities Proceeds from the sale of plant and equipment - 1,201 Purchases of plant and equipment (47,917) (53,611) Proceeds from the sale of shares in associate - 46,951 Proceeds from the sale of available-for-sale financial assets 577,497 - Cash disposed on loss of control of subsidiary (162,576) - Advances to associates (20,470) (173,193) Payment for financial assets at fair value through profit or loss (114,159) - Net cash flows from / (used in) investing activities 232,375 (178,652) Cash flows from / (used in) financing activities Proceeds from the issue of shares 7,000,000 481,500 Equity transaction costs (658,498) (25,797) Net proceeds from borrowings 5,581,462 - Net cash flows from / (used in) financing activities 11,922,964 437,955 Net increase / (decrease) in cash and cash equivalents 1,168,251 (7,257,476) Cash and cash equivalents at beginning of year 1,721,293 8,900,235 Net foreign exchange difference (58,459) 78,534 Cash and cash equivalents at end of year 11 2,831,085 1,721,293 The above consolidated statement of cash flows should be read in conjunction with the accompanying notes. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 63

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to Members of Genetic Technologies Limited					
	Contributed equity	Reserves	Accumulated losses	Parent interests	Non-controlling interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at 30 June 2012	**83,280,142**	**3,719,419**	**(72,751,549)**	**14,248,012**	**154,630**	**14,402,642**
Loss for the year	-	-	(9,298,367)	(9,298,367)	(51,116)	(9,349,483)
Other comprehensive loss	-	9,347	-	9,347	17,073	26,420
Total comprehensive income / (loss)	-	9,347	(9,298,367)	(9,289,020)	(34,043)	(9,323,063)
Transactions with owners in their capacity as owners						
Contributions of equity (net)	455,703	-	-	455,703	-	455,703
Share-based payments	-	223,005	-	223,005	-	223,005
	455,703	223,005	-	678,708	-	678,708
Balance at 30 June 2013	**83,735,845**	**3,951,771**	**(82,049,916)**	**5,637,700**	**120,587**	**5,758,287**
Loss for the year	-	-	(10,125,197)	(10,125,197)	(9,272)	(10,134,469)
Other comprehensive loss	-	(149,162)	-	(149,162)	86	(149,076)
Total comprehensive loss	-	(149,162)	(10,125,197)	(10,274,359)	(9,186)	(10,283,545)
Transactions with owners in their capacity as owners						
Contributions of equity (net)	6,341,472	-	-	6,341,472	-	6,341,472
Value of shares issued on conversion of convertible notes	3,572,877	-	-	3,572,877	-	3,572,877
Value of shares cancelled as part of the swap deal	(3,569,702)	-	-	(3,569,702)	-	(3,569,702)
Share-based payments	-	119,531	-	119,531	-	119,531
Removal of non-controlling interests on de-consolidation	-	-	-	-	(111,401)	(111,401)
	6,344,647	119,531	-	6,464,178	-	6,352,777
Balance at 30 June 2014	**90,080,492**	**3,922,140**	**(92,175,113)**	**1,827,519**	**-**	**1,827,519**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

64

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014 1. CORPORATE INFORMATION The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2014 was authorised for issue in accordance with a resolution of the Directors dated 30 September 2014. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements. The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE. 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (a) Basis of preparation This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. Compliance with IFRS The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Historical cost convention These financial statements have been prepared under the historical cost convention. Critical accounting estimates The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3. Going concern During the 2014 financial year, the Company incurred a total comprehensive loss after income tax of $10,283,545 (2013: $9,323,063) and net cash outflows from operations of $10,987,088 (2013: $7,516,779). As at 30 June 2014, the Company held cash reserves of $2,831,085 and had net current assets of $2,042,493. Subsequent to balance date, the Company has raised $4,150,000, before the payment of associated costs, through: $2,150,000 of new finance via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors; and $2,000,000 from the sale of its Heritage “Australian Genetics” business. Whilst subject to conditions precedent, the sale is expected to complete within the next month. As at the date of this Report, the Company held cash reserves of approximately $2,222,000. The cash raised from the above two transactions, combined with its existing cash reserves, will enable the Company to fund its operations in the short to medium term. However, the continuing viability of the Company and the group’s ability to continue as a going concern and meet its debts and commitments as and when they fall due is wholly dependent on the Company being successful in raising additional funds via the issuance of new equity in the near term. Any issuance of new equity will be subject to shareholder approval, which will be sought at the appropriate time. Due to the significant uncertainty surrounding the timing and quantum of the above event, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business. However, the Directors believe that the Company will be successful in raising new funds, in the timeframe required, and accordingly, have prepared the financial report on a going concern basis. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 65

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2014 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (a) Basis of preparation (cont.) Events subsequent to balance date Convertible Notes Subsequent to 30 June 2014, Redeemable Convertible Notes with a face value of USD 1,300,000 were converted in return for which Ironridge received 85,825,590 ordinary shares (including ordinary shares issued in lieu of interest payment and true-up adjustment). As a result of this conversion, the face value of the remaining Notes has been reduced to USD 450,000 as at the date of this Report. On 28 August 2014, the Company announced that it has convened a general meeting for 30 September 2014 to consider approving further conversions under the Company’s existing facility with Ironridge. Where a conversion occurs after shareholder approval that would reduce the Company’s indebtedness under the Ironridge Facility, but it would not provide cash funding to the Company. Options On 31 July 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company. The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.04 at any time up to, and including 31 May 2019, subject to certain vesting conditions. Licensing On 14 August 2014, the Company announced that it had executed a Settlement and Release Agreement with Histogenetics LLC. New York, USA. The precise commercial terms of this Agreement are covered by formal confidentiality provisions and cannot be disclosed. This Agreement was achieved as a result of GTG’s continuing patent assertion and monetisation efforts in the USA. On 26 August 2014, the United States District Court for the Middle District of North Carolina last week issued an Order denying a motion brought by GlaxoSmithKline, LLC (GSK) to dismiss the patent infringement law suit brought against it by GTG. This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied. Notice of EGM On 28 August 2014, the Company released the Notice for an Extraordinary General Meeting of shareholders (the “Meeting”), together with a Sample Form of Proxy for the Meeting. As detailed in the Notice, the Meeting will be held at 10.00 am on Tuesday, 30 September 2014, (Melbourne time) at the Company’s offices. Nasdaq notice On 3 September 2014, the Company announced that it received a letter dated 29 August 2014, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days prior to 28 August, the bid price for the Company’s ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the “Rules”). The letter stated that in accordance with the Rule the Company has 180 calendar days, or until 25 February 2015, to regain compliance. The issuance of such notices, by Nasdaq, are a matter of procedure, with the Company currently considering its position and the options available in order to regain compliance. Financing and plans for restructure On 15 September 2014, the Company, announced plans to restructure and realign its group activities. The changes announced will enable the Company to focus its strategy on the US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen. The restructure and realignment of group activities follows a recent review of operations by the Company aimed at supporting the Company’s US MDx strategy. The core plans approved by the Board include: the sale / divestment of non-core assets; the realignment of internal cost structures through a disciplined approach to cost management and capital allocation being driven by the recently appointed CFO; a board restructure, including the appointment of new directors, to support and enhance Company’s focus on the US MDx market; and a proposed Company name change to represent a MDx focus. The plans being implemented are expected to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base. 66

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (a) Basis of preparation (cont.) Events subsequent to balance date (cont.) Financing and plans for restructure (cont.) In support of these plans, the Company finalised the raising of $2.15M financing via the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. The Notes will carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will also be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP). The Notes will also carry free attached options to purchase further shares in the Company (Options) and will be subject shareholder approval. Shareholder approval for the conversion under Notes and the grant of the Options will be sought at a General Meeting. The funds raised under the financing will be used to support Genetic Technologies’ short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused US MDx strategy. Sale of heritage Australian Genetics business On 22 September 2014, the Company announced that it had signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash. Assuming all conditions are met, settlement of the transaction is expected to occur within the next month. The divestment of the Australian Genetics business follows the Company’s announcement on 15 September 2014, of plans to sell non-core assets and focus business activities on the US MDx market and commercialisation of the Company’s lead breast cancer risk test BREVAGen. Appointment of two new Directors On 24 September 2014, the Company announced the appointment of Mr. David Carter and Dr. Lindsay Wakefield as Non-Executive Directors of the Company on “casual appointment”, in that the new appointees will then be required to submit themselves for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution. Results of EGM On 30 September 2014, at an Extraordinary General Meeting, shareholders were asked to consider and, if thought fit, to pass the following resolutions: 1. Ratification prior issue of shares under the Ironridge Convertible Note 2. Approval issue of further shares under the Ironridge Convertible Note The two resolutions were put before the shareholders and were passed on a show of hands. Apart from these events, there have been no other significant events which have occurred after balance date. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 67

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2014 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (b) New accounting standards and interpretations (i) Standards and Interpretations affecting amounts reported in the current period (and/or prior period) The following new and revised standards and interpretations have been adopted in the current period and have affected the amounts reported in these financial statements. AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, AASB 128 Investments in Associates and Joint Ventures, AASB 127 Separate Financial Statements and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards AASB 10 Consolidated Financial Statements was issued in August 2011 and replaces the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements and in Interpretation 112 Consolidation – Special Purpose Entities. The group has reviewed its investments in other entities to assess whether the conclusion to consolidate is different under AASB 10 than under AASB 127. No differences were found and therefore no adjustments to any of the carrying amounts in the financial statements are required as a result of the adoption of AASB 10. Under AASB 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. This accounting standard does not apply to the group as no joint arrangements were held by the company. AASB 12 sets out the required disclosures for entities reporting under AASB 10 and AASB 11. It replaces the disclosure requirements currently found in AASB 127, AASB 128 and AASB 131. AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 AASB 13 explains how to measure fair value and aims to enhance fair value disclosures; it does not change when an entity is required to use fair value to measure an asset or liability. AASB 2012-2 Amendments to Australian Accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities AASB 2012-2 amendments do not change the current offsetting rules in AASB 132, but they clarify that the right of set-off must be available today (ie not contingent on a future event) and must be legally enforceable in the normal course of business as well as in the event of default, insolvency or bankruptcy. There are more extensive disclosures which focus on quantitative information about recognised financial instruments that are offset in the statement of financial position, as well as those recognised financial instruments that are subject to master netting or similar arrangements, irrespective of whether they are offset. The amendments did not have a significant impact to the Group. AASB 2011- 4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements Revised Corporations Regulations 2M.3.03 AASB 2011- 4 amendments remove the individual key management personnel disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard. Following the release of revised Corporations Regulations, all of the detailed disclosures will have to be included in the remuneration report for financial years commencing on or after 1 July 2013. Aggregate disclosures will still be required for the notes to the financial statements. These changes have been implemented in the current financial statements. (ii) Standards and Interpretations in issue but not yet adopted In respect of the year ended 30 June 2014, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements. There has been no effect on the profit and loss or the financial position of the Group. Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2014 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below. 68

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (b) New accounting standards and interpretations (cont.) (ii) Standards and Interpretations in issue but not yet adopted (cont.) IFRS 9 / (AASB 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 , AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010), AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures and AASB 2013-9 Amendments to Australian Accounting Standards - Conceptual Framework, Materiality and Financial Instruments (effective 1 January 2018) IFRS 9 / (AASB 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2018 but is available for early adoption. When adopted, the standard will affect in particular the Group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognised directly in profit or loss. The standard is not expected to have an impact on the Group’s accounting for financial instruments. All available-for-sale financial assets have been designated as not held for trading, such that fair value gains and losses are recognised in other comprehensive income. The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed. The Group has not yet decided when to adopt AASB 9. AASB 2013-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014) The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the Group recognises an impairment loss or the reversal of an impairment loss during the period. They will not affect any of the amounts recognised in the financial statements. The Group intends to apply the amendment from 1 July 2014. Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycle (effective 1 July 2014) In December 2013, the IASB approved a number of amendments to International Financial Reporting Standards as a result of the annual improvements project. These include AASB-2 “Share based payments” and AASB 8, “Operating segments”. The Group does not expect that any adjustments will be necessary as the result of applying the revised rules. Revenue From Contracts With Customers The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. While the AASB has not yet issued an equivalent standard, they are expected to do so in the second half of 2014. The Group has not yet considered the impact of the new rules on its revenue recognition policies. It will undertake a detailed assessment in the near future. The Group intends to apply the amendment from 1 July 2017. There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. (c) Principles of consolidation Subsidiaries The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2014 and the results of all subsidiaries for the year then ended. Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 69

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2014 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) Principles of consolidation (cont.) Associates Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost. The Group’s investment in associates is detailed in Note 36. The Group’s share of its associate’s post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised as a reduction in the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group. Changes in ownership interests The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Genetic Technologies Limited. When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss. If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate. (d) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer. (e) Parent entity financial information The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 37, has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date. 70

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (f) Foreign currency translation The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined. The functional currencies of the Company’s five overseas subsidiaries are as follows: Gtech International Resources Limited – Canadian dollars (CAD) Genetic Technologies (Beijing) Limited1 – Chinese yuan (CNY) GeneType AG – Swiss francs (CHF) GeneType Corporation – United States dollars (USD) Phenogen Sciences Inc. – United States dollars (USD) As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions. The exchange differences arising on the retranslation are recognised in other comprehensive income and taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income. Note 1. Genetic Technologies (Beijing) Limited was de-registered in 2014. (g) Earnings per share (“EPS”) Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year. Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. (h) Revenue recognition Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised: Rendering of services Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable. Service arrangements are of short duration (in most cases less than three months). License fees, royalties and annuities received The Company licenses the use of its patented genetic technologies. License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The Group does not grant refunds to its customers. Refer also to Note 2(x). Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured. Interest received Revenue is recognised as the interest accrues using the effective interest method. Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 71

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2014 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (i) Share-based payment transactions The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”). There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted. The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model. Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report. In valuing equity-settled transactions, no account is taken of any non-market performance conditions. The cost of equity-settled transactions is recognised as an employee benefits expense, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date. The Group uses non-market vesting conditions for its share-based payment transactions and no cumulative expense is recognised for any awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the options of terminated employees as forfeitures. (j) Income tax The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively. 72

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (j) Income tax (cont.) Tax consolidation legislation Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation. The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand¬alone taxpayer in its own right. In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in Note 9. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries. (k) Other taxes Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows. (l) Withholding tax The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax. In such cases, revenues are recorded net of any withholding tax deducted. (m) Finance costs Finance costs are recognised using the effective interest rate method. (n) Cash and cash equivalents Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. (o) Trade and other receivables Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. Details regarding interest rate and credit risk of current receivables are disclosed in Note 38. (p) Inventories Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value. Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges. Costs are assigned on the basis of weighted average cost. (q) Performance bonds and deposits Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 73

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2014 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (r) Property, plant and equipment Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows: Laboratory equipment – 3 to 5 years Computer equipment – 2 to 5 years Office equipment – 2 to 5 years Equipment under hire purchase – 3 years Leasehold improvements – lease term, being between 1 and 5 years Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred. The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off. (s) Intangible assets Patents Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred. Research and development costs Costs relating to research activities are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. (t) Goodwill Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised. Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments. 74

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (u) Impairment of assets (other than goodwill) The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease. An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. (v) Leases and hire purchase agreements Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss. Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. (w) Employee benefits (i) Short-term obligations Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable. (ii) Other long-term employee benefit obligations The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 75

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014 (cont.) 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (x) Deferred revenue License revenues and annuities License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement. Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements. Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied. Where a license agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made. Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability. Genetic testing revenues The Company operates facilities which provide genetic testing services. The Company recognises revenue from the provision of these services when the services have been completed. Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations. Grant revenues Grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments. (y) Provisions Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost. (z) Trade and other payables Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. (aa) Contributed equity Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 28). (ab) Financial assets and liabilities During the year ended 30 June 2014, the Group acquired a financial asset and liability at fair value through profit or loss. Financial assets and liabilities at fair value through profit or loss are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period. The accounting for subsequent changes in fair value is recognised in profit or loss. 76

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.) (ac) Business combinations The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. All costs relating to acquisitions are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances. (a) Critical accounting estimates and assumptions The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below. Impairment of intangible assets and goodwill The Group determines whether intangible assets, including goodwill, are impaired on at least an annual basis, in accordance with the accounting policies stated in Notes 2(s) and 2(t). This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated. Income and withholding taxes The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(j), 2(k) and 2(l)). In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised. However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped (refer Note 9). GENETIC TECHNOLOGIES ANNUAL REPORT 2014 77

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014 (cont.) 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (cont.) Critical accounting estimates and assumptions (cont.) Revenue from the sale of the BREVAGen test During the financial year ended 30 June 2012, the Company generated the first sales of its BREVAGen test. Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis. Effective 1 January 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGentests it performs. As at 30 June 2014, the Company now has enough historical data to use to enable it to determine a reliable estimate of the amount of revenue expected to be received. Accordingly the Group now recognises the revenue on the BREVAGen test on an accruals basis. A one-off adjustment to increase revenue at this date was made for $446,000. Share-based payments transactions The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. The fair value is determined by an independent valuer using a Black-Scholes options pricing model. Useful lives of assets The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents). In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary. Research and development costs An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured. In addition to the costs incurred by the Company’s research and development group, costs of clinical and other trials are also included. The costs of research and development are expensed in full in the period in which they are incurred. The Group will only capitalise its development expenses when specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable. Consolidated 2014 2013 $ $ 4. COST OF SALES Inventories used 929,538 823,139 Direct labour costs 716,731 785,722 Depreciation expense 126,942 173,300 Inventories written off 64,518 163,306 Total cost of sales 1,837,729 1,945,467 5. OTHER REVENUE License fees received 628,497 3,579,677 Royalties and annuities received 235,335 1,205,236 Interest revenue 116,047 217,441 Total other revenue 979,879 5,002,354 78

Consolidated 2014 2013 $ $ 6. OTHER INCOME Net foreign exchange gains 167,584 46,264 Net profit / (loss) on disposal of plant and equipment 53,277 (1,416) Management fees received 38,267 8,000 Research and development tax credit 358,395 181,036 Net profit on disposal of investments accounted for using the equity method - 1,606 Fair value gains on financial assets at fair value through profit or loss 295,533 - Net gain on sale of available-for-sale financial assets 41,969 - Total other income and expenses 955,025 235,490 7. GAIN ON DISPOSAL OF SUBSIDIARY Fair value of retained interest in subsidiary 535,529 - Removal of net liabilities on loss of control of a subsidiary (9,172) - Reclassification of foreign currency reserve on loss of control of a subsidiary to profit or loss 123,603 - Removal of non-controlling interests 111,401 - Total gain on deconsolidation of subsidiary 761,361 - Note: On 12 December 2013, the Company announced that its former Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”) had completed its acquisition of Sydney-based company Simavita Holdings Limited (“Simavita Holdings”), as originally disclosed by the Company to the ASX on 30 July 2013. As part of the transaction, in which Simavita Holdings raised approximately $14.3 million via the issue of approximately 34.9 million new shares at an issue price of $0.41 per share (before the payment of costs and the repayment of certain debts), Gtech changed its name to Simavita Limited (“Simavita”). The shares of Simavita commenced trading on the TSXV, under the trading symbol “SV”, on 6 December 2013. On 9 December 2013, Simavita lodged documents with the ASX pursuant to which it also sought a listing of CHESS Depositary Interests (“CDIs”) on the ASX. The Simavita CDIs were listed on the ASX, under the ASX code “SVA”, on 20 February 2014. Immediately following the completion of the acquisition, Genetic Technologies Limited held a total of 1,306,166 shares in Simavita, representing approximately 2.2% of that company’s total issued capital. As a result of the transaction, Gtech was deconsolidated from the GTG Group and a number of changes were made to the Board of that company to reflect the new ownership. Cash disposed on loss of control of subsidiary was $162,576 (refer Cash Flow Statement). On this date the subsidiary was deconsolidated and the retained interest was recognised as an available for sale financial asset recognised at fair value. This asset has since been sold prior to balance date, for $577,497, and has been included as proceeds from sale of available for sale financial assets within the cash flow statement. The Gtech International Resources Limited subsidiary was allocated to the Corporate segment (refer Note 29). 8. EXPENSES Amortisation of intangible assets 127,566 127,565 Depreciation of fixed assets 83,937 97,444 Employee benefits expenses 6,797,341 6,938,342 Operating lease expenses 386,694 369,254 Research and development expenses 652,994 573,377 GENETIC TECHNOLOGIES ANNUAL REPORT 2014 79

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014 (cont.)

9. INCOME TAX

Reconciliation of income tax expense to prima facie tax payable

	Consolidated 2014 $	Consolidated 2013 $
Reconciliation of income tax expense to prima facie tax payable		
Loss before income tax expense	**(10,134,469)**	(9,349,483)
Tax at the Australian tax rate of 30% (2013: 30%)	**(3,040,341)**	(2,804,845)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income		
Net impairment losses and other write-downs	**(83,376)**	54,883
Share-based payments expense	**35,859**	66,902
Share of net loss of associate accounted for using the equity method	**108,805**	131,156
Capital raising expenses	**92,194**	21,772
Disposal of associate accounted for using the equity method	**1,100,195**	-
Gain on disposal of subsidiary	**(216,056)**	-
Fair value gains on financial assets at fair value through profit or loss	**(88,660)**	-
Research and development tax incentive	**(107,518)**	(54,311)
Non-assessable forgiveness of debt	**(111,203)**	-
Tax effect of inter-company transactions	**(81,909)**	-
Withholding tax expense	**5,606**	20,330
Other non-deductible items	**2,869**	6,869
	(2,383,535)	(2,557,244)
Tax effect of adjustments relating to temporary differences		
Amortisation and depreciation expenses	**20,477**	46,701
Convertible note finance costs	**165,996**	-
Fair value loss on financial liabilities at fair value through profit or loss	**194,512**	-
Net movements in provisions	**(8,560)**	4,794
Settlement proceeds from Applera Corporation	**(87,488)**	(134,757)
Under /(over) provision	**(1,424,354)**	1,159,185
Tax losses utilised	**-**	-
Tax losses not recognised	**3,522,952**	1,481,321
Income tax expense	**-**	-
Net deferred tax assets		
Deferred tax assets		
Deferred revenue	**-**	96,234
Applera settlement	**279,285**	350,002
Intangible assets	**2,170,487**	2,404,695
Doubtful debts	**32,677**	64,286
Provisions	**239,065**	259,477
Other	**64,754**	52,553
Total deferred tax assets	**2,786,269**	3,227,247
Deferred tax liabilities		
ImmunAid Option	**88,660**	-
Total deferred tax liabilities	**88,660**	-
Net deferred tax assets on temporary differences not brought to account	**(2,697,609)**	(3,227,247)
Total net deferred tax assets	**-**	-

80

Consolidated 2014 2013 $ $ 9. INCOME TAX (cont.) Tax losses Unused tax losses for which no deferred tax asset has been recognised 52,645,184 40,902,010 Potential tax benefit @ 30% 15,793,555 12,270,603 Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income. As at balance date, there are unrecognised tax losses with a benefit of approximately $15,793,555 (2013: $12,270,603) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if: (a) The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised; (b) The Group companies continue to comply with the conditions for deductibility imposed by the law; and (c) No changes in tax legislation adversely affect the Group companies from realising the benefit. Tax consolidation legislation Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003. The accounting policy in relation to this legislation is set out in Note 2(j). The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited. The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements. The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. As at 30 June 2014, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2013: $nil). 10. LOSS PER SHARE The following reflects the income and share data used in the calculations of basic and diluted loss per share: 2014 2013 $ $ Loss for the year attributable to the owners of Genetic Technologies Limited (10,125,197) (9,298,367) Weighted average number of ordinary shares used in calculating loss per share 574,557,747 472,084,970 Note: None of the 7,775,000 (2013: 9,525,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 81

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014 (cont.) Consolidated 2014 2013 $ $ 11. CASH AND CASH EQUIVALENTS Reconciliation of cash and cash equivalents Cash at bank and on hand 2,831,085 1,721,293 Total cash and cash equivalents 2,831,085 1,721,293 Reconciliation of loss for the year Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows: Loss for the year after income tax (10,134,469) (9,349,483) Adjust for non-cash items Amortisation and depreciation expenses 338,445 398,309 Share-based payments expense 119,531 223,005 Share of loss of associate 362,682 437,185 Fair value gain on deconsolidation of subsidiary (225,833) - Net (gain)/loss on sale of available for sale financial assets (41,969) - Fair value gains on financial assets at fair value through profit or loss (295,533) - Fair value losses on financial liabilities at fair value through profit or loss 447,769 - Provision for advance to associate - 173,193 Net (profit) / loss on disposal of plant and equipment (53,277) 1,416 Net foreign exchange (gains) / losses 46,344 (52,114) Net (profit) / loss on disposal of shares in associate - (1,606) Adjust for changes in assets and liabilities (Increase) / decrease in trade and other receivables (782,923) 167,333 (Increase) / decrease in prepayments and other assets (16,725) 137,940 (Increase) / decrease in performance bonds and deposits 206,347 (191,836) (Increase) / decrease in financial assets at fair value through profit or loss (795,533) - Increase / (decrease) in trade and other payables 73,651 469,764 Increase / (decrease) in deferred revenue (167,555) 54,135 Increase / (decrease) in provisions (68,040) 15,980 Net cash flows from / (used in) operating activities (10,987,088) (7,516,779) Financing facilities available As at 30 June 2014, the following financing facilities had been negotiated and were available: Total facilities Credit cards 277,298 215,603 Facilities used as at reporting date Credit cards (26,577) (60,918) Facilities unused as at reporting date Credit cards 250,721 154,685 82

	Consolidated	
	2014	2013
	$	$

12. TRADE AND OTHER RECEIVABLES (CURRENT)

	2014 $	2013 $
Trade receivables	**1,004,395**	513,633
Less: provision for doubtful debts	**(108,925)**	(214,285)
Net trade receivables	**895,470**	299,348
Other receivables	**216,095**	29,294
Total net current trade and other receivables	**1,111,565**	328,642

Note: Trade and other receivables for the Group include amounts due in US dollars of USD 511,307 (2013: USD 42,140) and European euros of EUR 90,000 (2013: EUR 90,000).

Refer Note 38 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13. PREPAYMENTS AND OTHER ASSETS (CURRENT)

	2014 $	2013 $
Prepayments	**201,916**	184,394
Inventories at the lower of cost and net realisable value	**212,994**	213,791
Total current prepayments and other assets	**414,910**	398,185

14. PERFORMANCE BONDS AND DEPOSITS (CURRENT)

	2014 $	2013 $
Performance bonds	**-**	206,259
Deposits	**2,949**	3,037
Total current performance bonds and deposits	**2,949**	209,296

15. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (NON-CURRENT)

	2014 $	2013 $
Shares in associate (Note 36)	**-**	3,932,384
Total non-current investments accounted for using the equity method	**-**	3,932,384

Note: On 18 December 2013, the Company announced that it had entered into an agreement to sell its entire investment in ImmunAid Limited, subject to shareholder approval. On 17 April 2014 the shareholders passed the resolution to proceed with the transaction on a show of hands. On 16 May 2014 the Company announced the completion of the share transactions in which the Jacobson Entities (the Company's major shareholder) exchanged a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for the Company's 4,500,000 shares in ImmunAid Limited at an agreed price of $1.35 per share.

16. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (NON-CURRENT)

	2014 $	2013 $
Option Fee – ImmunAid Limited	**795,533**	-
Total financial assets at fair value through profit and loss	**795,533**	-

On 16 May 2014, as part of the share exchange agreement approved at an Extraordinary General meeting of Shareholders held on 17th April, ImmunAid Limited (ImmunAid) granted the Company a total of 2,250,000 options to acquire ordinary shares in ImmunAid at a price of $1.35 per share at any time during the three years from the date on which the ImmunAid Options are granted. As part of the consideration the Company paid ImmunAid an option fee of $500,000 of which $114,159 was paid in cash and the balance of $ 385,841 was applied against outstanding debts.

GENETIC TECHNOLOGIES ANNUAL REPORT 2014
83

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014 (cont.)

	Consolidated 2014 $	Consolidated 2013 $

17. PROPERTY, PLANT AND EQUIPMENT

	2014 $	2013 $
Laboratory equipment, at cost	**3,479,145**	3,880,330
Less: accumulated depreciation	**(2,743,213)**	(2,824,044)
Less: impairment loss	**(426,950)**	(751,325)
Net laboratory equipment	**308,982**	304,961
Computer equipment, at cost	**728,323**	695,288
Less: accumulated depreciation	**(668,002)**	(617,439)
Net computer equipment	**60,321**	77,849
Office equipment, at cost	**229,104**	224,949
Less: accumulated depreciation	**(207,160)**	(190,301)
Net office equipment	**21,944**	34,648
Equipment under hire purchase, at cost	**1,251,114**	1,282,389
Less: accumulated depreciation	**(1,251,114)**	(1,272,389)
Less: impairment loss	**-**	(10,000)
Net equipment under hire purchase	**-**	-
Leasehold improvements, at cost	**111,873**	111,873
Less: accumulated depreciation	**(108,956)**	(106,163)
Net leasehold improvements	**2,917**	5,710
Total net property, plant and equipment	**394,164**	423,168
Reconciliation of property, plant and equipment		
Opening gross carrying amount	**6,194,829**	6,222,730
Add: additions purchased during the year	**181,875**	53,611
Less: disposals made during the year	**(577,145)**	(81,512)
Closing gross carrying amount	**5,799,559**	6,194,829
Opening accumulated depreciation and impairment losses	**(5,771,661)**	(5,579,812)
Add: disposals made during the year	**577,145**	78,895
Less: depreciation expense charged	**(210,879)**	(270,744)
Closing accumulated depreciation and impairment losses	**(5,405,395)**	(5,771,661)
Total net property, plant and equipment	**394,164**	423,168

Reconciliation of movements in property, plant and equipment by asset category

Asset category	Opening net carrying amount $	Additions during year $	Net disposals during year $	Depreciation expense and impairment loss $	Closing net carrying amount $
Laboratory equipment	304,961	144,685	-	(140,664)	**308,982**
Computer equipment	77,849	33,035	-	(50,563)	**60,321**
Office equipment	34,648	4,155	-	(16,859)	**21,944**
Leasehold improvements	5,710	-	-	(2,793)	**2,917**
Totals	423,168	181,875	-	(210,879)	**394,164**

84

Consolidated 2014 2013 $ $ 18. INTANGIBLE ASSETS AND GOODWILL Patents Patents, at cost 36,662,592 36,594,310 Less: accumulated amortisation (32,889,940) (32,797,420) Less: impairment losses (3,632,338) (3,632,338) Total net patents 140,314 164,552 Other intangible assets Assets associated with BREVAGen™ breast cancer risk test, at cost 1,033,273 1,033,273 Less: accumulated amortisation (309,982) (206,654) Total net other intangible assets 723,291 826,619 Goodwill Goodwill, at cost 358,012 358,012 Less: accumulated impairment (42,624) (42,624) Total net goodwill 315,388 315,388 Total net intangible assets and goodwill 1,178,993 1,306,559 Reconciliation of patents Opening gross carrying amount 36,594,310 36,322,585 Adjust for exchange rate movements 68,282 271,725 Closing gross carrying amount 36,662,592 36,594,310 Opening accumulated amortisation and impairment losses (36,429,758) (36,133,795) Add: amortisation expense charged (refer below) (24,238) (24,238) Adjust for exchange rate movements (68,282) (271,725) Closing accumulated amortisation and impairment losses (36,522,278) (36,429,758) Total net patents 140,314 164,552 Reconciliation of other intangible assets Opening net carrying amount 826,619 929,946 Less: amortisation expense charged (refer below) (103,328) (103,327) Total net other intangible assets 723,291 826,619 Reconciliation of goodwill Opening gross carrying amount 358,012 358,012 Less: goodwill written off - - Closing gross carrying amount 358,012 358,012 Opening accumulated impairment losses (42,624) (42,624) Add: goodwill written off - - Closing accumulated impairment losses (42,624) (42,624) Total net goodwill 315,388 315,388 GENETIC TECHNOLOGIES ANNUAL REPORT 2014 85

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014 (cont.) 18. INTANGIBLE ASSETS AND GOODWILL (cont.) Remaining useful lives The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 7 years as at 30 June 2014. Disclosure of expenses The total amortisation expense charged during the year in respect of intangible assets of $127,566 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,328) and licensing, patent and legal costs ($24,238). Allocation of goodwill The goodwill has been allocated to the operations segment (refer note 29). Consolidated 2014 2013 $ $ 19. TRADE AND OTHER PAYABLES (CURRENT) Trade payables 900,275 622,216 Other payables 311,746 377,829 Accrued expenses 237,166 375,491 Total current trade and other payables 1,449,187 1,375,536 Note: Trade payables and other payables for the Group include amounts due in US dollars of USD 331,481 (2013: USD 307,332), Chinese yuan of CNY NIL (2013: CNY 41,291), Canadian dollars of NIL (2013: CAD 171,900), European euros of EUR 75,752 (2013: EUR 20,804), Swiss francs of CHF 2,790 (2013: CHF 3,090), New Zealand dollars of NZD 861 (2013: NZD 839) and Japanese yen of NIL (2013: JPY 62,928). Refer Note 38 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value. 20. DEFERRED REVENUE (CURRENT) Genetic testing fees received in advance 153,226 320,781 Total current deferred revenue 153,226 320,781 21. PROVISIONS (CURRENT AND NON-CURRENT) Current provisions Annual leave 370,327 415,511 Long service leave 345,276 353,188 Total current provisions 715,603 768,699 Non-current provisions Long service leave 81,280 96,224 Total non-current provisions 81,280 96,224 Total provisions 796,883 864,923 86

	Consolidated	
	2014	2013
	$	$

21. PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

Reconciliation of annual leave provision		
Balance at the beginning of the financial year	**415,511**	439,186
Add: obligation accrued during the year	**388,935**	382,655
Less: utilised during the year	**(434,119)**	(406,330)
Balance at the end of the financial year (note)	**370,327**	415,511
Reconciliation of long service leave provision		
Balance at the beginning of the financial year	**449,412**	409,757
Add: obligation accrued during the year	**58,415**	50,995
Less: utilised during the year	**(81,271)**	(11,340)
Balance at the end of the financial year (note)	**426,556**	449,412

Note: The current provisions for annual leave and long service leave include a total amount of $345,276 (2013: $353,188) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

22. BORROWINGS (NON-CURRENT)

Redeemable convertible notes at fair value	**2,502,384**	-
Total borrowings	**2,502,384**	-

Note: Borrowings for the Group include amounts due in US dollars of USD 2,362,000 (2013: NIL)

On 23 December 2013, Genetic Technologies Limited issued the redeemable convertible notes which had an initial face value of USD 5,000,000 to Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. GTG received $5,627,462 (being the Australian dollar equivalent of USD 5,000,000) from Ironridge, before the payment of associated costs.

As at 30 June 2014, Notes with a face value of USD 3,250,000 had been converted in return for which Ironridge has received 117,161,871 ordinary shares in GTG (including ordinary shares issued in lieu of interest payment and an interest true-up adjustment).

After balance sheet date, Notes with a face value of USD 900,000 were converted in return for which Ironridge received 54,187,950 ordinary shares (including ordinary shares issued in lieu of interest payment and true-up adjustments). As a result of the above conversions, the face value of Notes remaining is reduced to USD 850,000.

23. FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

(i) Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the Accounting Standards. An explanation of each level follows:

(a) quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(b) inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

(c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

87

GENETIC TECHNOLOGIES ANNUAL REPORT 2014

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014 (cont.)

23. FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (cont.)

(i) Fair value hierarchy (cont.)

The following table presents the Group's financial assets and financial liabilities measured and recognised at fair value as at 30 June 2014.

At 30 June 2014	Level 1 $	Level 2 $	Level 3 $	Total $
Assets				
Available-for-sale financial assets				
ImmunAid option financial asset	-	-	795,533	795,533
Total assets	-	-	795,533	795,533
Liabilities				
Financial liabilities at fair value through profit or loss				
Convertible note	-	-	2,502,384	2,502,384
Total liabilities	-	-	2,502,384	2,502,384

The Group's policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels 1 and 2 for recurring fair value measurements during the year, as the Company did not have any fair value assets or liabilities at 30 June 2013.

(ii) Valuation techniques used to derive level 2 and level 3 fair values

The Group obtains independent valuations for its financial assets and financial liabilities at least annually.

At the end of each reporting period, the directors update their assessment of the fair value of each asset and liability, taking into account the most recent independent valuations. The directors determine an assets or liabilities value range within a range of reasonable fair value estimates.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

(iii) Valuation inputs and relationships to fair value

The following table summarises the quantitative information about significant unobservable inputs used in recurring level 3 fair value measurements. See (iv) below for the valuation methods adopted.

Description	Fair value at 30 June 2014 $	Unobservable inputs	Range of inputs (probability- weighted average)	Relationship of unobservable inputs to fair value
ImmunAid option financial asset	795,533	Share price	$0.66 - $1.56 ($1.00)	The higher the share price, the higher the fair value
		Risk free cost of capital	2.63%	The higher the risk free cost of capital, the higher the fair value
		Expected life of option	2.87 years	The longer the expected life of the option, the higher the fair value
		Volatility of share price	65%	The higher the volatility, the higher the fair value
Convertible note	2,502,384	Share price	USD 1.06/unit (underlying ADR value)	The higher the share price, the lower the fair value
		Hurdle price	USD 2.00, USD 2.50, USD 3.50 for options 1, 2 and 3 respectively	The higher the hurdle price, the higher the fair value
		Risk free cost of capital	2.43%	The higher the risk free cost of capital, the lower the fair value
		Expected life of option	0.5 years	The longer the expected life of the option, the lower the fair value
		Volatility of share price	65%	The higher the volatility, the higher the fair value

88

23. FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (cont.) (iv) Valuation processes ImmunAid option financial asset The value of the ImmunAid options held by Genetic Technologies as at year end (30 June 2014) was calculated by an independent licensed financial services provider using the Black Scholes option pricing model. The inputs to the pricing model are summarised as follows: • An underlying share price of $1.00 per ImmunAid share. This value was consistent with that contained in the Independent Experts Report dated 7 March distributed to shareholders of the company. • A risk free cost of capital of 2.63% • An expected option life of 2.87 years • A future expected volatility of 65% The life of the options is based on the options being held until close to or at expiry. The future expected volatility is based on historical volatilities of a number of comparable listed companies. As a result the value per option as at 30 June was determined as 35.4 cents. Accordingly for the 2.25 million options held by the company as at 30 June 2014 a value of $795,533 has been ascribed and recorded. Convertible note The value of the Ironridge Redeemable Convertible Note (“IRCN”) outstanding as at 30 June 2014 was calculated by an independent licensed financial services provider using: • standard corporate bond pricing theory for the redemption amount for principal and interest payable, and • a variation of the Black Scholes option pricing model often referred to as a “cash or nothing” option for the additional marginal redemptions available under certain company ADR price out-performance milestones. The value of the principal and interest payable under the IRCN was determined as the redemption amount (including that associated with an early conversion) of the IRCN at the estimated most-likely redemption date, estimated to be 6 months from 30 June 2014, discounted back at the coupon rate (7.5% per annum) attributable to the IRCN. The inputs to the relevant option pricing model associated with the additional marginal redemptions under certain ADR price outperformance are summarised as follows: • An underlying share price of USD 1.06/ unit • Hurdle prices of: USD 2.00, USD 2.50, USD 3.50, with marginal payoffs of -0.1x FV, 0.25 x FV, and 0.15x FV respectively, where FV = USD 1.75 million • A risk free cost of capital of 2.43% • An expected option life of 0.5 years. Being the estimated most likely redemption date of the IRCNs based on historical redemption behaviour of the holder • A future expected volatility of 65%. Based on the historical volatility of the companys ADR’s. The optional values associated with additional marginal redemptions under certain ADR price-outperformance were as a result found to be immaterial. Accordingly the value of the IRCN was determined as 1.4 multiplied by USD 1.75 million being principal and interest or redemption amount due at the likely redemption date, discounted back by six months at the relevant coupon rate of 7.5% p.a. ie: USD 2.362 million. The expected payoff is approximately 1.4x the stand-alone Note value for GTG ADR share price scenarios around USD 2.00 and below, which captures the share price at valuation date. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 89

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2014 (cont.) Consolidated 2014 2013 $ $ 24. CONTRIBUTED EQUITY Issued and paid-up capital Fully paid ordinary shares 90,080,492 83,735,845 Total contributed equity 90,080,492 83,735,845 Shares $ Movements in shares on issue Year ended 30 June 2014 Balance at the beginning of the financial year 475,471,819 83,735,845 Add: shares issued as part of private placements 97,222,302 7,000,000 Add: shares issued as part of the conversion of convertible notes 117,161,871 3,572,877 Less: shares cancelled as part of the swap deal (75,937,500) (3,569,702) Less: transaction costs arising on share issue - (658,528) Balance at the end of the financial year 613,918,492 90,080,492 Year ended 30 June 2013 Balance at the beginning of the financial year 464,771,819 83,280,142 Add: shares issued during the year from the exercise of options 10,700,000 481,500 Less: other share transaction costs - (25,797) Balance at the end of the financial year 475,471,819 83,735,845 Terms and conditions of contributed equity Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company. Capital management When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity’s cost of capital. 90

Consolidated 2014 2013 $ $ 25. RESERVES Foreign currency translation (301,673) (152,511) Share-based payments 4,223,813 4,104,282 Total reserves 3,922,140 3,951,771 Reconciliation of foreign currency translation reserve Balance at the beginning of the financial year (152,511) (161,858) Add: net currency translation gain / (loss) (149,162) 9,347 Balance at the end of the financial year (301,673) (152,511) Reconciliation of share-based payments reserve Balance at the beginning of the financial year 4,104,282 3,881,277 Add: share-based payments expense 119,531 223,005 Balance at the end of the financial year 4,223,813 4,104,282 Nature and purpose of reserves Foreign currency translation reserve This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. Share-based payments reserve This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration. Consolidated 2014 2013 $ $ l 26. ACCUMULATED LOSSES Balance at the beginning of the financial year (82,049,916) (72,751,549) Add: net loss attributable to owners of Genetic Technologies Limited (10,125,197) (9,298,367) Balance at the end of the financial year (92,175,113) (82,049,916) 27. NON-CONTROLLING INTERESTS Reconciliation of non-controlling interests in subsidiaries Balance at the beginning of the financial year 120,587 154,630 Add: movements during the year Less: share of operating losses (9,272) (51,116) Less: share of movement in reserves 86 17,073 Net loss attributable to non-controlling interests (9,186) (34,043) Removal of non-controlling interests on de-consolidation (111,401) - Balance at the end of the financial year - 120,587 GENETIC TECHNOLOGIES ANNUAL REPORT 2014 91

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014 (cont.)

28. OPTIONS

As at 30 June 2014, the following options over ordinary shares in the Company were outstanding.

	2014	Weighted average exercise price	2013	Weighted average exercise price
Unlisted employee options (refer below)	**7,775,000**	**$0.151**	9,525,000	$0.147

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on ASX. As at 30 June 2014, there were 2 executives and 13 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2014	Weighted average exercise price	2013	Weighted average exercise price
Balance at the beginning of the financial year	**9,525,000**	**$0.147**	20,125,000	$0.099
Add: options granted during the year	**1,250,000**	**$0.11**	3,650,000	$0.129
Less: options exercised during the year	**-**	**-**	(10,700,000)	$0.045
Less: options forfeited during the year	**(3,000,000)**	**$0.121**	(1,550,000)	$0.093
Less: options expired during the year	**-**	**-**	(2,000,000)	$0.216
Balance at the end of the financial year	**7,775,000**	**$0.151**	9,525,000	$0.147
Exercisable at the end of the financial year	**4,175,000**	**$0.167**	3,166,667	$0.155

There were no options exercised during the year ended 30 June 2014. A total of $481,500 was raised from the exercise of 10,700,000 options granted under the Employee Option Plan during the year ended 30 June 2013. The weighted average share price at the dates on which the options were exercised during the year ended 30 June 2013 was $0.106.

The numbers of options outstanding as at 30 June 2014 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 30 for further information). The options tabled below are not listed on ASX.

Option description	2014	Weighted average exercise price	2013	Weighted average exercise price
GTGAI (expiring 8 May 2015)	**-**	**-**	500,000	$0.045
GTGAK (expiring 20 February 2017)	**750,000**	**$0.120**	1,750,000	$0.120
GTGAM (expiring 31 July 2016)	**1,000,000**	**$0.200**	1,000,000	$0.200
GTGAO (expiring 29 August 2017)	**2,650,000**	**$0.140**	2,650,000	$0.140
GTGAQ (expiring 1 December 2017)	**250,000**	**$0.100**	250,000	$0.100
GTGAS (expiring 25 January 2018)	**500,000**	**$0.100**	750,000	$0.100
GTGAW (expiring 31 March 2016)	**1,875,000**	**$0.190**	2,625,000	$0.190
GTGAY (expiring 11 July 2018)	**750,000**	**$0.110**	-	-
Balance at the end of the financial year	**7,775,000**	**$0.151**	9,525,000	$0.147

The weighted average remaining contractual life of options outstanding as at 30 June 2014 was 2.75 years (2013: 3.48 years).

92

29. SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group's major risks and have the greatest effect on the rates of return. The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker. The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function. The corporate function is not considered to be an operating or reportable segment.

The Group's three operating segments can be described as follows:

- **Operations** – involves the provision of a range of genetic testing services.
- **Licensing** – involves the out-licensing of the Group's "non-coding" technology.
- **Research** – involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income			
		Sales	Other	Totals	Profit / (loss)
Segment		$	$	$	$
Operations	**2014**	**4,564,280**	**53,277**	**4,617,557**	**(6,170,433)**
	2013	3,377,183	(1,419)	3,375,764	(6,725,608)
Licensing	**2014**	**-**	**863,832**	**863,832**	**(215,367)**
	2013	-	4,784,913	4,784,913	2,385,088
Research	**2014**	**-**	**358,395**	**358,395**	**(294,600)**
	2013	-	181,036	181,036	(392,341)
Sub-total	**2014**	**4,564,280**	**1,275,504**	**5,839,784**	**(6,680,400)**
	2013	3,377,183	4,964,530	8,341,713	(4,732,861)
Corporate	**2014**	**-**	**1,420,761**	**1,420,761**	**(3,454,069)**
	2013	-	273,314	273,314	(4,616,622)
Totals	**2014**	**4,564,280**	**2,696,265**	**7,260,545**	**(10,134,469)**
	2013	3,377,183	5,237,844	8,615,027	(9,349,483)

		Assets	Liabilities	Amortisation/ depreciation	Purchases of equipment
Segment		$	$	$	$
Operations	**2014**	**2,410,598**	**(1,466,106)**	**(281,501)**	**180,065**
	2013	1,960,237	(1,477,080)	(333,058)	42,469
Licensing	**2014**	**318,341**	**(188,443)**	**(25,926)**	**-**
	2013	184,103	(100,458)	(28,195)	712
Research	**2014**	**202,305**	**(74,853)**	**(14,695)**	**-**
	2013	35,224	(119,767)	(19,192)	990
Sub-total	**2014**	**2,931,244**	**(1,729,402)**	**(322,122)**	**180,065**
	2013	2,546,754	(1,765,440)	(379,144)	44,171
Corporate	**2014**	**3,797,955**	**(3,172,278)**	**(16,323)**	**1,810**
	2013	5,772,773	(795,800)	(19,165)	9,440
Totals	**2014**	**6,729,199**	**(4,901,680)**	**(338,445)**	**181,875**
	2013	8,319,527	(2,561,240)	(398,309)	53,611

GENETIC TECHNOLOGIES ANNUAL REPORT 2014
93

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014 (cont.)

29. SEGMENT INFORMATION (cont.)

Geographic information

- **Australia** – is the home country of the parent entity and the location of the Company's genetic testing and licensing operations.
- **USA** – is the home of Phenogen Sciences Inc. and GeneType Corporation.
- **China** – is the home of Genetic Technologies (Beijing) Limited.
- **Canada** – is the home of Gtech International Resources Limited.
- **Switzerland** – is the home of GeneType AG.

Geographic segments

Segment		Revenues and income Sales $	Revenues and income Other $	Revenues and income Totals $	Profit / (loss) $
Australia	**2014**	**2,867,665**	**2,273,473**	**5,141,138**	**(6,470,068)**
	2013	3,047,672	6,144,771	9,192,443	(4,782,247)
USA	**2014**	**1,696,615**	**422,157**	**2,118,772**	**(3,974,981)**
	2013	329,511	(906,929)	(577,418)	(4,330,769)
China	**2014**	**-**	**633**	**633**	**363,886**
	2013	-	-	-	(10,258)
Canada	**2014**	**-**	**-**	**-**	**(38,345)**
	2013	-	-	-	(211,397)
Switzerland	**2014**	**-**	**2**	**2**	**(14,961)**
	2013	-	2	2	(14,812)
Totals	**2014**	**4,564,280**	**2,696,265**	**7,260,545**	**(10,134,469)**
	2013	3,377,183	5,237,844	8,615,027	(9,349,483)

Segment		Assets $	Liabilities $	Amortisation/ depreciation $	Purchases of equipment $
Australia	**2014**	**5,939,694**	**9,336,251**	**(320,476)**	**162,934**
	2013	7,809,210	7,698,493	(376,424)	45,164
USA	**2014**	**784,829**	**(14,091,395)**	**(17,969)**	**18,941**
	2013	279,137	(9,584,715)	(21,885)	8,447
China	**2014**	**-**	**-**	**-**	**-**
	2013	-	(364,005)	-	-
Canada	**2014**	**-**	**-**	**-**	**-**
	2013	219,380	(172,219)	-	-
Switzerland	**2014**	**4,676**	**(146,536)**	**-**	**-**
	2013	11,800	(138,794)	-	-
Totals	**2014**	**6,729,199**	**(4,901,680)**	**(338,445)**	**181,875**
	2013	8,319,527	(2,561,240)	(398,309)	53,611

Additional segment disclosures

- **Other revenues and income** – corporate includes interest received of $116,047 (2013: $217,441).
- **Expenses** – corporate includes employee benefits expenses of $1,537,479 (2013: $1,756,159) and a share of loss in associate of $362,682 (2013: $437,185).
- **Assets** – corporate includes cash of $2,831,085 (2013:$1,721,293).
- **Liabilities** – corporate includes trade and other payables of $486,612 (2013: $579,570) and provisions of $183,283 (2013: $216,231).

The Corporate business and the Australian geographic segments include a share of loss in associate of $362,682 (2013: $437,185).

94

29. SEGMENT INFORMATION (cont.) Additional segment disclosures (cont.) Included in the above figures are the following intersegment balances and transactions: Consolidated 2014 2013 $ $ Loan payable (USA) and loan receivable (Australia) 346,315 3,562 Foreign exchange gain (USA) and foreign exchange loss (Australia) 422,157 905,700 Cost of sales (USA) and sales (Australia) 154,555 49,136 Segment products and locations The three principal business segments of the Group are operations, licensing and research. The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria. Segment accounting policies Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009. As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters. Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment. Major customers The Group has a number of major customers to which it provides both products and services. During the year ended 30 June 2014, there was one Australian customer from whom the Group generated revenues representing more than 10% ($ 535,716) of the total consolidated revenue from operations. During the year ended 30 June 2013, there were no such customers. 30. EMPLOYEE BENEFITS Employee options On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Group (refer Notes 28). On 13 September 2013 1,250,000 options over ordinary shares (expiring 11 July 2018) were granted, at no cost, to a number of employees of the Company’s US subsidiary, Phenogen Sciences Inc. Each option entitles the holders to acquire one ordinary share at a cost of between $0.105 (refer Note 28), settled in cash. The above options granted during the 2014 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively. As at 30 June 2014, there were 2 executives and 13 employees who held options that had previously been granted under the Plans. The fair value of each option granted under the Employee Option Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended 30 June 2014 and 2013: 2014 2013 Dividend yield - - Historic volatility and expected volatility 80% 95% Option exercises prices $0.105 $0.10 to $0.14 Weighted average exercise price $0.105 $0.129 Risk-free interest rate 3.13% 3.24% to 3.66% Expected life of an option 3.82 years 4 years to 5 years The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 95

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014 (cont.)

30. EMPLOYEE BENEFITS (cont.)

Superannuation commitments

The Group does not have any defined benefit funds. In respect of the year ended 30 June 2014, the Group made statutory contributions to various superannuation funds on behalf of all employees in Australia at a rate of 9.25% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff. All contributions are expensed when incurred. In respect of the period commencing 1 July 2014, the rate increased to 9.5%. Contributions made by the Group of up to 9.25% per annum of employees' wages and salaries are legally enforceable in Australia.

	Consolidated	
	2014	2013
	$	$
31. COMMITMENTS AND CONTINGENCIES		
Operating lease expenditure commitments		
Minimum operating lease payments		
- not later than one year	**373,379**	359,497
- later than one year but not later than five years	**60,585**	376,450
- later than five years	**-**	-
Total minimum operating lease payments	**433,964**	735,947

As at 30 June 2014, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2015	422,331
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	31 October 2013	11,633
			Total	433,964

Apart from the above, there were no other commitments or contingencies as at 30 June 2014.

32. CHANGES IN THE COMPOSITION OF THE ENTITY

De-registration of Genetic Technologies (Beijing) Limited

On 4 April 2014, the subsidiary Genetic Technologies (Beijing) Limited was de-registered.

Sale of Investment in ImmunAid Limited

On 18 December 2013, the Company announced that it had entered into an agreement to sell its entire investment in ImmunAid Limited, subject to shareholder approval. On 17 April 2014 the shareholders passed the resolution to proceed with the transaction on a show of hands. On 16 May 2014 the Company announced the completion of the share transactions in which the Jacobson Entities (the Company's major shareholder) exchanged a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for the Company's 4,500,000 shares in ImmunAid Limited at an agreed price of $1.35 per share. Refer to note 15.

De-consolidation of Gtech International Resources Limited

During the year ended 30 June 2014, the Group deconsolidated its former Canadian-listed subsidiary, Gtech International Resources Limited. As a result, the net liabilities, the foreign currency reserve and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost. The retained equity interest has been recorded as an available for sale financial asset, and was sold prior to balance sheet date. Refer to note 7.

96

	Consolidated 2014 $	Consolidated 2013 $
33. AUDITORS' REMUNERATION		
Audit services		
PricewaterhouseCoopers in respect of:		
Audit of the Company's Financial Report under the *Corporations Act 2001*	**280,500**	275,167
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	**3,864**	16,425
Total remuneration in respect of audit services	**284,364**	291,592
Non-audit services		
PricewaterhouseCoopers in respect of:		
Other assurance services	**60,000**	-
Other audit firms in respect of:		
Tax advice and compliance, accounting and other services	**21,470**	5,676
Total remuneration in respect of non-audit services	**81,470**	5,676
Total auditors' remuneration	**365,834**	297,268

34. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 30 June 2014, various transactions between entities within the Group and other related parties occurred, as listed below. Except where noted, all amounts were charged on commercial, arm's-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited ("ImmunAid") is a former associate of Genetic Technologies Limited (the "Company") in which the Company held a total of 4,500,000 ordinary shares, representing a 40% direct equity interest in ImmunAid until the following transactions were undertaken:

- On 18 December 2013, the Company announced that entities associated with the Company's founder and largest beneficial shareholder, Dr. Mervyn Jacobson (collectively, the "Jacobson Entities"), had entered into transactions which, when completed, will result in the disposal by them of 105,937,500 shares in the Company. Subsequent to that date, the Jacobson Entities disposed of 30,000,000 shares in the Company.
- The Jacobson Entities and the Company entered into a binding Share Exchange Agreement ("Agreement") pursuant to which, subject to shareholder approval, the Jacobson Entities will exchange a total of 75,937,500 shares in the Company at an agreed price of $0.08 per share in return for 4,500,000 shares in ImmunAid Limited ("ImmunAid") owned by the Company at an agreed price of $1.35 per share. The Jacobson Entities will not be entitled to vote at the Company shareholder meeting to consider the approval of this Agreement.

97

GENETIC TECHNOLOGIES ANNUAL REPORT 2014

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2014 (cont.) 34. RELATED PARTY DISCLOSURES (cont.) Transactions within the Group and with other related parties (cont.) ImmunAid and the Company have also executed an Option Agreement pursuant to which ImmunAid will, when completion occurs under the Agreement, grant to the Company options to acquire a total of 2,250,000 ordinary shares in ImmunAid. Each option will entitle the Company to acquire one ordinary share in ImmunAid at a price of $1.35 per share at any time for three years from the date on which the options are granted. In consideration for the options granted to the Company by ImmunAid, the Company will pay ImmunAid an option fee of $500,000, of which $385,841 will be satisfied by the forgiveness of outstanding debts currently owed to the Company by ImmunAid. The Company will pay the balance owed of $114, 159 on the option fee in cash. Based on the Company’s current option agreement with ImmunAid, Dr. Mervyn Jacobson and Immunaid Limited are considered to be related parties of the Company. On 13 March 2014 the Company released the notice of the Extraordinary General Meeting of shareholders and Sample Proxy for the Meeting. The notice of meeting also included the Independent Expert’s Report which was required to show that all of the transactions above are fair and reasonable to Non-Associated Shareholders. On 17 April 2014 the shareholders voted on the special resolution to approve the selective capital reduction by the Company and the disposal by the Company of shares in ImmunAid. The resolution was passed on a show of hands. On 16 May 2014, the Company announced the completion of Share transactions with Dr Mervyn Jacobson, at which time, the then number of ordinary issued shares in the Company was reduced by 11.4%, from 664,769,002 to 588,831,502, following the cancellation of the shares acquired from the Jacobson Entities. Following the transaction, the Jacobson Entities were left with a total holding of 30,536,184 ordinary shares in the Company, representing 5.19% of the Company’s then total issued capital. During the 2014 financial year, the Company rendered eleven (2013: twelve) invoices to ImmunAid totalling $42,093 (2013:$52,800) (inclusive of GST) in respect management services provided to ImmunAid by the Company. As at balance date, a total of $42,093 had been forgiven which related to the 2014 financial year and $44,000 had been forgiven which related to the prior financial year. These invoices were included the debt forgiven as part of the option fee transaction. During the 2014 financial year, the Company paid various expenses to third parties on behalf of ImmunAid totalling $20,470 (2013:$173,300). These amounts were recorded in the Company’s balance sheet as a receivable, against which a full provision was raised. As part of the option fee transaction, these debts were forgiven and the provisions in the Company’s books were reversed in full. Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2014 financial year. He rendered twelve invoices to ImmunAid totalling $200,004 (2013 $200,004) in respect of services performed by him. As at balance date he had received $nil (2013:$33,334) from ImmunAid. The remaining balance of $366,674 (2013:$166,670) was recorded in the ImmunAid’s balance sheet as a payable. Licensing services During the year ended 30 June 2014, the Company paid a total of $50,000 (2013: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property. During the year ended 30 June 2014, Dr. Mervyn Jacobson was also paid a management fee of $8,333 and an expense allowance for licensing of $16,667. Also during the year, Genetic Technologies Limited paid a total of $42,618 (2013: $293,981) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $45,043 (2013: $34,518). Phenogen Sciences Inc. During the year ended 30 June 2014, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $154,555 (2013: $49,136). Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length. Please refer below for a description of transactions with Key Management Personnel. 98

34. RELATED PARTY DISCLOSURES (cont.)

Details of Directors and Key Management Personnel as at balance date

Directors	Executives
Dr. Malcolm R. Brandon *(Non-Executive Chairman)*	Alison J. Mew *(Chief Executive Officer)*
Dr. Mervyn Cass *(Non-Executive)*	Eutillio Buccilli *(Chief Financial Officer)*
Mr. Grahame Leonard A.M. *(Non-Executive)*	Mark J. Ostrowski *(US Senior Vice President, Sales and Marketing)*
Prof. Ian McKenzie *(Non-Executive)*	Dr. Richard Allman *(Scientific Director)*
Dr. Paul Kasian *(Non-Executive)*	Diana Newport *(Quality and Business Operations Director)*
	Luisa Ashdown *(Director, Global Licensing and IP)*

The following changes to Key Management Personnel occurred during the period from 1 July 2013 to the date of this Report:

1. *Mr. Greg McPherson ceased to be an employee of the Company on 12 July 2013.*
2. *Mr. Ivan Jasenko resigned as Operations Director of the Company on 16 August 2013.*
3. *Ms. Luisa Ashdown became a member of the Key Management Personnel on 23 August 2013.*
4. *Ms. Diana Newport was appointed as Quality and Business Operations Director on 26 September 2013.*
5. *Mr. Tommaso Bonvino resigned as a Director of the Company on 29 November 2013.*
6. *Mr. Benjamin Silluzio resigned as a Director of the Company on 29 November 2013.*
7. *Mr. Grahame Leonard A.M. was appointed as a Non-Executive Director of the Company on 2 December 2014.*
8. *Prof. Ian McKenzie was appointed as a Non-Executive Director of the Company on 2 December 2014.*
9. *Dr. Paul Kasian was appointed as a Non-Executive Director of the Company on 12 December 2014.*
10. *Mr. Thomas Howitt resigned as Company Secretary and Chief Financial Officer on 28 March 2014.*
11. *Mr. Eutillio Buccilli was appointed as Chief Financial Officer on 2 June 2014.*

	Consolidated	
	2014	2013
	$	$
Remuneration of Key Management Personnel		
Short-term employee benefits	**1,479,785**	2,105,640
Post-employment benefits	**161,837**	162,229
Share-based payments	**69,266**	76,173
Long-term benefits	**35,651**	40,426
Total remuneration of Key Management Personnel	**1,746,539**	2,384,468

Notes: Mr. Leonard A.M., Prof. McKenzie, Dr. Kasian, Ms. Ashdown, Ms. Newport and Mr. Buccilli became members of Key Management Personnel during the year ended 30 June 2014.

Mr. Silluzio, Mr. Bonvino, Mr. McPherson, Mr. Jasenko and Mr. Howitt all ceased to be members of Key Management Personnel during the year ended 30 June 2014.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm's length.

GENETIC TECHNOLOGIES ANNUAL REPORT 2014

99

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014 (cont.)

35. SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2014.



Genetic Technologies Limited
GeneType Corporation
100%
RareCellect Pty. Ltd.
100%
GeneType Pty. Ltd.
100%
Genetic Technologies Corporation Pty. Ltd.
100%
Phenogen Sciences Inc.
100%
GeneType AG
100%

Name of Group company	Incorporation details	Group interest (%) 2014	Group interest (%) 2013	Net carrying value ($) 2014	Net carrying value ($) 2013
Entities held directly by parent					
GeneType Pty. Ltd. (Dormant)	5 September 1990 Victoria, Australia	**100%**	100%	**-**	-
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	11 October 1996 N.S.W., Australia	**100%**	100%	**2**	2
RareCellect Pty. Ltd. (Dormant)	7 March 2001 N.S.W., Australia	**100%**	100%	**10**	10
GeneType AG (Dormant)	13 February 1989 Zug, Switzerland	**100%**	100%	**1,350**	8,217
GeneType Corporation (Dormant)	18 December 1989 California, U.S.A.	**100%**	100%	**-**	-
Phenogen Sciences Inc. (BREVAGen™)	28 June 2010 Delaware, U.S.A.	**100%**	100%	**11,006**	11,006
Gtech International Resources Limited (Deconsolidated – refer note below)	29 November 1968 Yukon Territory, Canada	**-**	75.8%	**-**	47,161
Total carrying value				**12,368**	66,396
Entities held by other subsidiaries					
Genetic Technologies (Beijing) Limited (Deconsolidated – refer note below)	25 December 2008 Beijing Municipality, China	**-**	100%	**-**	-

Note: On 4 April 2014, the subsidiary Genetic Technologies (Beijing) Limited was de-registered.

During the year ended 30 June 2014, the Group deconsolidated its former Canadian-listed subsidiary, Gtech International Resources Limited. As a result, the net liabilities, the foreign currency reserve and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost. The retained equity interest has been recorded as an available for sale financial asset, and was sold prior to the balance sheet date.

100

	Consolidated	
	2014	2013
	$	$

36. INVESTMENTS IN ASSOCIATES

Opening gross carrying amount	**3,932,384**	4,414,914
Less: book value of 46,951 ordinary shares sold in associate	**-**	(45,345)
Less: share of net loss of associate accounted for using the equity method	**(362,682)**	(437,185)
Less: 4,500,000 shares transferred to Dr Jacobson Entities as part of the share exchange agreement	**(3,569,702)**	-
Closing gross carrying amount	**-**	3,932,384
Summarised financial information of associates		
The Group's share of the results of its associate, ImmunAid Limited, and its share of the aggregate assets and liabilities as at 30 June 2014 are as follows:		
Ownership interest (Note 32)	**-**	45.00%
Assets	**-**	29,906
Liabilities	**-**	(324,621)
Revenues	**-**	-
Profit / (loss)	**(362,682)**	(437,185)

37. PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated	
	2014	2013
	$	$
Balance sheet		
Current assets	**2,930,079**	1,865,349
Total assets	**6,233,906**	7,892,261
Current liabilities	**1,452,778**	1,564,682
Total liabilities	**16,547,422**	13,109,489
Equity		
Contributed equity	**90,080,492**	83,735,845
Reserves (share-based payments)	**2,409,136**	2,289,605
Accumulated losses	**(102,803,144)**	(91,242,678)
	(10,313,515)	(5,217,228)
Total comprehensive loss	**(11,529,090)**	(11,274,372)

Related party information

As at 30 June 2014, an amount of $45,808,549 (2013: $41,331,482) was receivable by the Company from its various subsidiaries and associates. As at the same date, an amount of $12,510,981 (2013: $11,448,582) was payable by the Company to its wholly-owned subsidiaries. All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries. The balance of the provision as at 30 June 2014 was $44,260,582 (2013:$40,604,954).

101
GENETIC TECHNOLOGIES ANNUAL REPORT 2014

NOTES TO THE FINANCIAL STATEMENTS For the year ended 30 June 2014 (cont.) 37. PARENT ENTITY FINANCIAL INFORMATION (cont.) Contingent liabilities and commitments of the parent entity As at the date of this Report, the parent entity had no contingent liabilities or other commitments. 38. FINANCIAL RISK MANAGEMENT The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure the different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk. Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors. The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units. The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk. The Group’s principal financial instruments comprise cash and cash equivalents. The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations. The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk. The policies for managing each of these risks are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2. The Group holds the following financial instruments: Consolidated 2014 2013 $ $ Financial assets Cash at bank / on hand 2,831,085 1,721,293 Trade and other receivables 1,111,565 328,642 Performance bond and deposits 2,949 209,296 Financial assets at fair value through profit or loss 795,533 - Total financial assets 4,741,132 2,259,231 Financial liabilities Trade and other payables 1,449,187 1,375,536 Borrowings 2,502,384 - Total financial liabilities 3,951,571 1,375,536 Credit risk The Group’s credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings. The compliance with credit limits by customers is regularly monitored by Management. Sales to retail customers are required to be settled in cash or using major credit cards, thereby mitigating credit risk. The maximum exposures to credit risk as at 30 June 2014 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet. 102

38. FINANCIAL RISK MANAGEMENT (cont.) Credit risk (cont.) Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers to whom credit is provided are large, reputable organisations and, as such, the risk of credit exposure is limited. The Group has not entered into any transactions that qualify as a financial derivative instrument. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. As at 30 June 2014, the balance of the Group’s provision for doubtful debts was $108,925 (2013: $214,285), out of a total net receivables balance as at that date of $1,111,565 (2013: $328,642) (refer Note 12). For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement. Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances. An analysis of the aging of trade and other receivables and trade and other payables is provided below: Consolidated 2014 2013 $ $ Net trade and other receivables Current (less than 30 days) 862,292 265,578 31 days to 60 days 89,028 35,638 61 days to 90 days (note) 70,404 1,788 Greater than 90 days (note) 89,841 25,638 Total net trade and other receivables (Note 12) 1,111,565 328,642 Note: A total of $160,245 in net trade and other receivables greater than 60 days is past due, of which a total of $93,271 had been received prior to the date of this Report. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 103

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014 (cont.)

38. FINANCIAL RISK MANAGEMENT (cont.)

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities. It is the Group's policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States. The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed. Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency. Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

As at 30 June 2014, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	CNY	NZD	CHF	JPY
Financial assets								
Cash at bank / on hand	**2014**	**335,026**	**85**	**44**	**-**	**86**	**-**	**-**
	2013	326,255	210,432	71,631	-	86	6,718	87,046
Trade and other receivables	**2014**	**90,313**	**-**	**90,000**	**-**	**-**	**-**	**-**
	2013	42,140	-	90,000	-	-	-	-
Total financial assets	**2014**	**425,339**	**85**	**90,044**	**-**	**86**	**-**	**-**
	2013	368,395	210,432	161,631	-	86	6,718	87,046
Financial liabilities								
Trade and other payables	**2014**	**331,481**	**-**	**75,752**	**-**	**861**	**2,790**	**-**
	2013	307,332	171,900	20,804	41,291	839	3,090	62,928
Borrowings	**2014**	**2,362,000**	**-**	**-**	**-**	**-**	**-**	**-**
	2013	-	-	-	-	-	-	-
Total financial liabilities	**2014**	**2,693,481**	**-**	**75,752**	**-**	**861**	**2,790**	**-**
	2013	307,332	171,900	20,804	41,291	839	3,090	62,928

Note: ***USD*** *– United States dollars* ***CAD*** *– Canadian dollars* ***EUR*** *– European euros* ***GBP*** *– Great Britain pounds*
CNY *– Chinese yuan* ***NZD*** *– New Zealand dollars* ***CHF*** *– Swiss francs* ***JPY*** *– Japanese yen*

During the year ended 30 June 2014, the Australian dollar / US dollar exchange rate strengthened by 3.2%, from 0.9146 at the beginning of the year to 0.9439 at the end of the year. During the same period, Australian dollar / Canadian dollar exchange rate strengthened by 4.6%, from 0.9627 at the beginning of the year to 1.0072 at the end of the year.

Based on the financial instruments held at 30 June 2014, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group's loss for the year would have been $218,000 lower / $267,000 higher (2013: loss $45,000 lower / loss $37,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

104

38. FINANCIAL RISK MANAGEMENT (cont.)

Interest rate risk

The Group's main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Group may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal. The Group also has various hire purchase liabilities with fixed interest rates. While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

The Group has a Short Term Investment Policy which was developed to manage the Group's surplus cash and cash equivalents. In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited. A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2014, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group's loss for the year would have been $12,000 lower / higher (2013: loss $6,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents. Consolidated equity for the Group would have been $12,000 higher / lower (2013: $6,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

Consolidated	Year	Floating rate $	Fixed rate $	Carrying amount $	Weighted average effective rate %	Average maturity period days
Financial assets						
Cash at bank / on hand	**2014**	**2,831,085**	**-**	**2,831,085**	**2.35%**	**At call**
	2013	1,721,293	-	1,721,293	1.50%	At call
Performance bond / deposits	**2014**	**-**	**2,949**	**2,949**	**-**	**At call**
	2013	-	209,296	209,296	-	At call
Financial assets at fair value through profit or loss	**2014**	**-**	**795,533**	**795,533**	**-**	**At call**
	2013	-	-	-	-	At call
Totals	**2014**	**2,831,085**	**798,482**	**3,629,567**		
	2013	1,721,293	209,296	1,930,589		
Financial liabilities						
Borrowings	**2014**	**-**	**2,502,384**	**2,502,384**	**7.50%**	**At call**
	2013	-	-	-	-	-
Totals	**2014**	**-**	**2,502,384**	**2,502,384**		
	2013	-	-	-		

Note: The convertible note is settled in shares of the Company.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

105
GENETIC TECHNOLOGIES ANNUAL REPORT 2014

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2014 (cont.)

38. FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

Consolidated	Year	< 6 months $	6 to 12 months $	1 to 5 years $	> 5 years $	Totals $
Financial assets						
Cash at bank / on hand	**2014**	**2,831,085**	**-**	**-**	**-**	**2,831,085**
	2013	1,721,293	-	-	-	1,721,293
Trade and other receivables	**2014**	**1,111,565**	**-**	**-**	**-**	**1,111,565**
	2013	328,642	-	-	-	328,642
Performance bond and deposits	**2014**	**2,949**	**-**	**-**	**-**	**2,949**
	2013	209,296	-	-	-	209,296
Total financial assets	**2014**	**3,945,599**	**-**	**-**	**-**	**3,945,599**
	2013	2,259,231	-	-	-	2,259,231
Financial liabilities						
Trade and other payables	**2014**	**1,449,187**	**-**	**-**	**-**	**1,449,187**
	2013	1,375,536	-	-	-	1,375,536
Total financial liabilities	**2014**	**1,449,187**	**-**	**-**	**-**	**1,449,187**
	2013	1,375,536	-	-	-	1,375,536
Net maturity	**2014**	**2,496,412**	**-**	**-**	**-**	**2,496,412**
	2013	883,695	-	-	-	883,695

The Group had access to the following undrawn borrowing facility as at 30 June 2014:

Nature of facility	Facility limit $	Amount used $	Amount available $
Credit card facility	277,298	(26,577)	250,721

39. SUBSEQUENT EVENTS

Subsequent to 30 June 2014, Redeemable Convertible Notes with a cumulative face value of USD 1,300,000 were converted in return for which Ironridge Global IV, Ltd. received a total of 2,860,853 American Depositary Receipts (representing 85,825,590 ordinary shares). As a result of these conversions, the face value of the remaining Notes had been reduced to USD 450,000 as at the date of this Report.

On 28 August 2014, the Company announced that it has convened a general meeting for 30 September 2014 to consider approving further conversions under the Company's existing facility with Ironridge. Where a conversion occurs after shareholder approval that would reduce the Company's indebtedness under the Ironridge Facility, but it would not provide cash funding to the Company.

On 31 July 2014, the Company granted a total of 6,875,000 options over ordinary shares in the Company. The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.04 at any time up to, and including 31 May 2019, subject to certain vesting conditions.

On 26 August 2014, the United States District Court for the Middle District of North Carolina last week issued an Order denying a motion brought by GlaxoSmithKline, LLC (GSK) to dismiss the patent infringement law suit brought against it by GTG. This significant success follows the separate success reported on March 12, 2014, when a similar motion to dismiss filed by Agilent in the Northern District of California was also denied.

Nasdaq notice

On 3 September 2014, the Company announced that it received a letter dated 29 August 2014, from the Nasdaq Stock Market notifying the Company that for the last 30 consecutive business days prior to 28 August, the bid price for the Company's ordinary shares had closed below the minimum $US1.00 per share requirement for continued inclusion under Nasdaq Marketplace Listing Rules (the "Rules"). The letter stated that in accordance with the Rule the Company has 180 calendar days, or until 25 February 2015, to regain compliance.

The issuance of such notices, by Nasdaq, are a matter of procedure, with the Company currently considering its position and the options available in order to regain compliance.

106

39. SUBSEQUENT EVENTS (cont.) Financing and plans for restructure On 15 September 2014, the Company, announced plans to restructure and realign its group activities. The changes announced will enable the Company to focus its strategy on the US molecular diagnostics (“MDx”) market and commercialisation of the Company’s lead breast cancer risk test BREVAGen. The restructure and realignment of group activities follows a recent review of operations by the Company aimed at supporting the Company’s US MDx strategy. The core plans approved by the Board include: the sale / divestment of non-core assets; the realignment of internal cost structures through a disciplined approach to cost management and capital allocation being driven by the recently appointed CFO; a board restructure, including the appointment of new directors, to support and enhance Company’s focus on the US MDx market; and a proposed Company name change to represent a MDx focus. The plans being implemented are expected to provide investors with a focused MDx company and refined US commercialisation strategy for BREVAGen, with a significantly reduced operating cost base. In support of these plans, the Company finalised the raising of $2.15M financing via the issue of unlisted secured (debt) notes (Notes) to existing and new Australian institutional and wholesale investors. The Notes will carry a 10.0% coupon rate, and subject to shareholder approval or, where the Company otherwise notifies that the Notes are convertible (in compliance with all applicable laws), the Notes will also be convertible into ordinary shares (at a 10.0% discount to the 5 day VWAP). The Notes will also carry free attached options to purchase further shares in the Company (Options) and will be subject shareholder approval. Shareholder approval for the conversion under Notes and the grant of the Options will be sought at a General Meeting. The funds raised under the financing will be used to support Genetic Technologies’ short-term capital requirements and, together with existing cash reserves, will support the Company’s refocused US MDx strategy. Sale of heritage Australian Genetics business On 22 September 2014, the Company announced that it had signed a binding contract of sale for its heritage Australian Genetics business (“Australian Genetics”) to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. The Australian Genetics business provides diagnostic and sequencing services encompassing Australia-only medical, forensic, paternity and animal genomic testing. Under the terms of sale, SDS will acquire the Australian Genetics business for $2,000,000 in cash. Assuming all conditions are met, settlement of the transaction is expected to occur within the next month. The divestment of the Australian Genetics business follows the Company’s announcement on 15 September 2014, of plans to sell non-core assets and focus business activities on the US MDx market and commercialisation of the Company’s lead breast cancer risk test BREVAGen. Appointment of two new Directors On 24 September 2014, the Company announced the appointment of Mr. David Carter and Dr. Lindsay Wakefield as Non-Executive Directors of the Company on “casual appointment”, in that the new appointees will then be required to submit themselves for re-election at the upcoming AGM, as per article 19.4 of the Company’s Constitution. Results of EGM On 30 September 2014, at an Extraordinary General Meeting, shareholders were asked to consider and, if thought fit, to pass the following resolutions: 1. Ratification prior issue of shares under the Ironridge Convertible Note 2. Approval issue of further shares under the Ironridge Convertible Note The two resolutions were put before the shareholders and were passed on a show of hands. Apart from these events, there have been no other significant events which have occurred after balance date. GENETIC TECHNOLOGIES ANNUAL REPORT 2014 107

DIRECTORS’ DECLARATION In the opinion of the Directors: (a) the Financial Statements and accompanying notes set out on pages 61 to 107 are in accordance with the Corporations Act 2001, including: (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the financial year ended on that date; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001. This Declaration is made in accordance with a resolution of the Directors. MR. GRAHAME LEONARD Non-Executive Director Melbourne, 30 September 2014 108

AUDITOR’S REPORT  pwc Independent auditor’s report to the members of Genetic Technologies Limited Report on the financial report We have audited the accompanying financial report of Genetic Technologies Limited (the company), which comprises the consolidated balance sheet as at 30 June 2014, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Genetic Technologies Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year’s end or from time to time during the financial year. Directors’ responsibility for the financial report The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note a, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards. Auditor’s responsibility Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error, In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the Financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as Well as evaluating the overall presentation of the financial report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Independence In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. PricewaterhouseCoopers, ABN 52 780 433 757 Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation. GENETIC TECHNOLOGIES ANNUAL REPPORT 2014 109

pwc Auditor’s opinion In our opinion: (a) the financial report of Genetic Technologies Limited is in accordance with the Corporations Act 2001, including: (i) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the year ended on that date; and (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001. (b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in Notes 2. Emphasis of Matter - Material Uncertainty Regarding Continuation as a Going Concern Without qualifying our opinion, we draw attention to Note 2 in the financial report, which indicates that the company incurred a total comprehensive loss after income tax of $10,283,545 and net cash outflows from Operations of $10,987,088 during the year ended 30 June 2014 and the Company will seek to raise additional funds through the issuance of new equity in the near term. These conditions, along with other matters set forth in Note a, indicate the existence of a material uncertainty that may cast significant doubt about the company’s ability to continue as a going concern and therefore, the company may be unable to realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial report. Report on the Remuneration Report We have audited the remuneration report included in pages 40 to 50 of the directors’ report for the year ended 30 June 2014. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. Auditor’s opinion In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2014 complies with section 300A of the Corporations Act 2001. PricewaterhouseCoopers Naida Carlin Sam Lobley Melbourne Partner Partner 30 September 2014 110

AUDITOR'S INDEPENDENCE DECLARATION

pwc

Auditor's Independence Declaration

As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2014, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

Nadia Carlin
Partner
PricewaterhouseCoopers

Melbourne
30 September 2014

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

GENETIC TECHNOLOGIES ANNUAL REPORT 2014
111

CORPORATE INFORMATION DIRECTORS Dr. Malcolm R. Brandon (Non-Executive Chairman) Dr. Mervyn Cass (Non-Executive) Dr. Paul A. Kasian (Non-Executive) Grahame J. Leonard (Non-Executive) Professor Ian F.C. McKenzie (Non-Executive) COMPANY SECRETARY Bronwyn M. Christie REGISTERED OFFICE 60-66 Hanover Street Fitzroy Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com POSTAL ADDRESS P.O. Box 115 Fitzroy Victoria 3065 Australia AUSTRALIAN BUSINESS NUMBER 17 009 212 328 COMPANY WEBSITE www.gtglabs.com SHARE REGISTER Computershare Investor Services Pty. Ltd. Yarra Falls, 452 Johnston Street Abbotsford Victoria 3067 Australia T: +61 3 9415 5000 F: +61 3 9473 2500 W: www.computershare.com BANKERS Australia National Australia Bank Limited Level 2, 151 Rathdowne Street Carlton Victoria 3053 Australia USA Bank of America, N.A. 155 Town Centre Drive Mooresville NC 28117 USA Canada Bank of Montreal 595 Burrard Street Vancouver BC V7X 1L7 Canada AUDITOR PricewaterhouseCoopers Chartered Accountants Freshwater Place 2 Southbank Boulevard Southbank Victoria 3006 Australia STOCK EXCHANGES Australian Securities Exchange Stock Exchange Centre 2 The Esplanade Perth Western Australia 6000 Australia Code: GTG NASDAQ Capital Market The NASDAQ Stock Market One Liberty Plaza, 165 Broadway New York NY 10006 USA Ticker: GENE 112

ASX ADDITIONAL INFORMATION

Additional information required by the Listing Rules of the Australian Securities Exchange and not disclosed elsewhere in this Annual Report. The information provided is current as at 3 October 2014.

HOME EXCHANGE

The Company's ordinary shares are quoted on the Australian Securities Exchange. The Home Exchange is Perth, Western Australia. The ASX code for the Company's ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation ("NASDAQ") Capital Market in the USA. Each ADR comprises 30 fully paid ordinary shares and trades under the ticker symbol GENE.

DISTRIBUTION OF EQUITY SECURITIES

The numbers of shareholders as at 3 October 2014, ranked by size of holding, in each class of shares are as follows:

Range of shares	Number of holders	Number of shares
1 - 1,000	271	167,977
1,001 - 5,000	750	2,248,712
5,001 - 10,000	446	3,722,684
10,001 - 100,000	989	36,561,608
100,001 - and over	341	657,043,101
Totals	**2,797**	**699,744,082**

The number of shareholders holding less than a "marketable parcel" of shares (being 21,740 shares) is 1,864. The total number of shares held by these shareholders on 3 October 2014 was 12,610,242.

TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest registered shareholders of the Company's ordinary shares as at 3 October 2014 are:

Rank	Name of registered shareholder	Number of shares	Percentage held
1.	National Nominees Limited	369,200,555	52.76%
2.	Mervyn Jacobson Group	30,277,434	4.33%
3.	Mr. Roger Letts Dawkins + Mr. Wayne Cox <Immunogenetics R FDN WA A/C>	16,016,667	2.29%
4.	Security & Equity Resources	15,923,506	2.28%
5.	Irwin Biotech Nominees P/L <Bioa A/C>	14,737,894	2.11%
6.	J P Morgan Nominees Australia Limited	10,052,094	1.44%
7.	Ms. Gail Jean Bratz	9,000,000	1.29%
8.	Wakko Enterprises Pty Ltd <L&S Wakefield S/F A/C>	8,846,265	1.26%
9.	Jetan Pty Ltd <G.R. Plummer Super Fund A/C>	8,625,220	1.23%
10.	UBS Wealth Management Australia Nominees Pty Ltd	7,266,550	1.04%
11.	Moore Family Nominee Pty Ltd <Moore Family A/C>	6,399,998	0.91%
12.	MJGD Nominees Pty Ltd <BSMI A/C>	5,916,667	0.85%
13.	Wakko Investments Pty Ltd	5,500,000	0.79%
14.	Tass Investments Pty Ltd	4,429,325	0.63%
15.	Grandor Pty Ltd <Mark Scott Family P/F A/C>	4,312,965	0.62%
16.	Mr. Norman Colburn Mayne <N C Mayne Family Fund A/C>	4,000,000	0.57%
17.	Innes Pty Limited <Innes P/L Employees S/F A/C>	3,964,179	0.57%
18.	Mr. Bruce Bartlett	3,500,000	0.50%
19.	Mr. Maurie Stang	3,346,000	0.48%
20.	Mr. Bernard Stang	3,122,000	0.45%
Totals		**534,437,319**	**76.40%**

GENETIC TECHNOLOGIES ANNUAL REPORT 2014
113

ASX ADDITIONAL INFORMATION (cont.) RESTRICTED SECURITIES As at 3 October 2014, there were no ordinary shares that were subject to escrow agreements with the Company. VOTING RIGHTS Article 17 of the Company’s Constitution stipulates the voting rights of Members as follows: “Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution: On a show of hands every person present in the capacity of a Member or a proxy, attorney or representative (or in more than one of these capacities) has one vote; and On a poll every person present who is a Member or proxy, attorney or representative has: (i) For each fully paid share that the person holds or represents: one vote; and (ii) For each share other than a fully paid share that the person holds or represents: that proportion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited).” 114

GLOSSARY ADR (AMERICAN DEPOSITARY RECEIPT) A security listed on NASDAQ comprising 30 ordinary shares in GTG AMNIOCENTESIS An invasive method for collecting foetal cells from pregnant women ARC (AUSTRALIAN RESEARCH COUNCIL) The organisation which advises the Government on matters relating to science ASX or AUSTRALIAN SECURITIES EXCHANGE Australian Securities Exchange Limited AUTO IMMUNE DISEASES A group of diseases caused by an immune response being directed toward a normal body cell BRCA1 and BRCA2 Genes used to assess the risk of developing familial breast and ovarian cancers BREVAGen™ A genetic based, Laboratory Developed Test used to determine risk of occurrence of breast cancer BREVAGenplus® 2nd generation BREVAGenTM, a genetic based, Laboratory Developed Test used to determine risk of occurrence of breast cancer CANINE Pertaining to dogs CEO Chief Executive Officer CFO Chief Financial Officer CLIA Clinical Laboratory Improvement Amendments of 1988 (United States) CMS Centers for Medicare and Medicaid Services COMPANY or GTG Genetic Technologies Limited (ACN 009 212 328) CURRENCIES USED AUD or $ Australian dollars, except where specifically indicated otherwise CAD Canadian dollars CHF Swiss francs CNY Chinese yuan EUR European euros GBP Great Britain pounds JPY Japanese yen NZD New Zealand dollars USD United States dollars CVS (CHORIONIC VILLUS SAMPLING) An invasive method for collecting foetal cells from pregnant women DNA (DEOXYRIBONUCLEIC ACID) The complex chemical in each cell of the body which determines individual differences EBITDA Earnings before interest, tax, depreciation and amortisation FOETAL CELLS The cells of an unborn child GENDIA An international network consisting of more than 50 laboratories (including GTG) that offers more than 1,300 different genetic tests GENE A region of DNA that controls an hereditary characteristic GROUP Genetic Technologies Limited and all of its subsidiaries IMMUNAID™ A technology aimed at improving the efficiency of treatments in cancer and autoimmune diseases IMMUNE RESPONSE The body’s mechanism for eliminating infections by bacteria or viruses ISO (INTERNATIONAL ORGANIZATION FOR STANDARDIZATION) The organisation responsible for developing and maintaining the quality standards for businesses and laboratories LDT (Laboratory Developed Test) A test that has been developed and offered by a single laboratory NASDAQ National Association of Securities Dealers Automated Quotation Stock Exchange NATA (NATIONAL ASSOCIATION OF TESTING AUTHORITIES) An Australian authority for the accreditation of laboratories against the relevant ISO standards that the Company must adhere to for compliance NON-CODING The segments of DNA which do not contain information on the structure of proteins NPAAC (NATIONAL PATHOLOGY ACCREDITATION ADVISORY COUNCIL) Responsible for the development and maintenance of standards and guidelines for pathology practices within Australia PPO (PREFERRED PROVIDER ORGANISATION) An organisation that establishes a network of medical providers with whom they negotiate fees and provide access to insurance companies PROTEIN A string of amino acids determined by a gene RARECELLECT™ The Company’s non-invasive process for obtaining foetal cells from pregnant women for genetic testing RCPA (ROYAL COLLEGE OF PATHOLOGISTS OF AUSTRALIA) Jointly with NATA, is responsible for the accreditation of Australian pathology laboratories in relation to medical testing SCN1A (SODIUM CHANNEL, NEURONAL 1 ALPHA) A gene responsible for one form of severe (myoclonic) epilepsy in infancy T-REGULATORY CELLS The cells that limit the strength of an immune response to ensure it does not become too severe 115 GENETIC TECHNOLOGIES ANNUAL REPORT 2014

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Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3065 Australia T: +61 3 8412 7000 F: +61 3 8412 7040 E: info@gtglabs.com P.O. Box 115 Fitzroy, Victoria 3065 Australia www.gtglabs.com

Genetic Technologies Annual Report 2014